

BRINGING THE WORLD CLOSER

MARRIOTT
VACATIONS
WORLDWIDE℠

2023 ANNUAL REPORT

To our valued shareholders.

While last year was marked by many accomplishments for Marriott Vacations Worldwide (MVW), it proved a challenging year in many respects that yielded mixed results for the Company. As the year unfolded, the ever-changing macroeconomic environment presented unexpected challenges. From global political unrest to the devastating wildfires on Maui to the normalization of travel following 2022, our success required resiliency and agility. Yet through it all, we delivered $1.8 billion in contract sales, $254 million of Net Income attributable to common stockholders and $761 million of Adjusted EBITDA*. We also returned nearly $400 million to stockholders through repurchases and dividends.

2023: A Year of Resiliency and Agility

Going deeper into last year's performance for our business segments, in our Vacation Ownership business, we made great progress educating customers about the benefits of Abound by Marriott Vacations™ and our sales teams gained more experience selling after we transitioned to this exciting new program. For our Hyatt business, 2023 was also an exciting year. We launched our Hyatt Vacation Club® brand, bringing our 22 Hyatt and legacy Welk resorts under a single name. We also introduced the BEYOND program that provides Owners more vacation options. And throughout our Vacation Ownership business, our Owners continued to show how they value their vacations, with resort occupancy running nearly 90% for the year, and two-thirds of sales to existing Owners, illustrating their continued love of the product.

We took actions to realign our organization to best deliver long-term results and create efficiencies across the Company. For our Exchange business, we appointed a new leader of Interval International. We also aligned our membership, travel services, and brand and digital teams under one organization called Membership and Commercial Services, positioning us for future growth of new products and services. Finally, we introduced several new senior leaders to our Company, including a new Chief Information Officer as well as our first head of Global Data & Analytics, who are well positioned to help us realize our growth strategies in the near- and long-term.

Lastly, in 2023, several members of our leadership team began a "Listening and Learning" tour spanning nearly 60 properties across our global portfolio with an intent to reinforce with resort and sales leaders our strategic priorities and spend meaningful time with our associates across the organization. Throughout hundreds of conversations, we heard clearly that MVW is a great place to work. The passion and care our associates put into creating exceptional vacation experiences remain unmatched. This energy fuels us as we set our eyes on realizing our strategic priorities to deliver consistent value to all our stakeholders.

Focus on 2024 and Beyond

Looking into 2024, while domestic leisure travel has normalized, we expect travel to benefit from a more lasting shift in spending with consumers prioritizing experiences. Early indicators suggest inbound travel will begin to rebound this year, while travel in Asia-Pacific continues to recover. That said, demand for international travel remains strong. We saw more than 50% growth in international contract sales last year, and we expect another strong year of growth in 2024. That is why we are rapidly evaluating new development opportunities and plan to grow our presence in Asia-Pacific, including the expansion of an existing Marriott Vacation Club in Bali, which is already underway. On the domestic front, we anticipate 92% of Americans will travel as much or more this year compared to last according to a recent Forbes Advisor study – that high demand for travel bodes in our favor. In anticipation of the continued interest in travel and vacationers' desire to visit more "flags on the map", we are excited to open our first Marriott Vacation Club property in Waikiki later this year. In addition, planning is actively underway for new Westin Vacation Club resorts in Charleston, South Carolina and Savannah, Georgia, which are expected to open over the next few years.

MVW is positioned well to further strengthen our Vacation Ownership business with new flags and new benefits for our Owners, while keeping an eye on new business opportunities that are complementary to our core vacation ownership and exchange offerings. And, to further deliver exceptional vacation experiences for our customers, we are leveraging the power of data and advanced analytics while expanding our digital capabilities to Owners. We have a great business model with attractive margins, products that resonate with existing Owners and new customers, and global growth opportunities. We believe in our long-term potential and see growth ahead.

This year also marks the 40th anniversary of Marriott Vacation Club – the first major hospitality-branded vacation club in this industry. Decades later, we still have a bold vision to change the way people vacation. None of this would be possible without the people behind our business. Our more than 22,000 associates around the world are the heart of what we do. This past year, we ranked first on Newsweek's Top 100 Most Loved Workplaces® list, an incredible accomplishment for our teams around the world. This coveted award is given to companies where associates are the happiest and most satisfied at work, and this recognition serves as a testament to the caring culture we foster at MVW.

On behalf of the Board of Directors and our dedicated associates around the globe, thank you for supporting MVW. Together, we will move our Company forward for many years to come.



John E. Geller, Jr.
President and Chief Executive Officer

William J. Shaw
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to _____

Commission File No. 001-35219

Marriott Vacations Worldwide Corporation
(Exact name of registrant as specified in its charter)

Delaware	**45-2598330**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7812 Palm Parkway Orlando FL	**32836**
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code (407) 206-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	VAC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of shares of common stock held by non-affiliates at June 30, 2023, was $4,420,874,607. There were 35,179,815 shares of common stock outstanding as of February 21, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement prepared for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Throughout this Annual Report on Form 10-K (this "Annual Report"), we refer to Marriott Vacations Worldwide Corporation, together with its consolidated subsidiaries, as "Marriott Vacations Worldwide," "MVW," "we," "us," or the "Company."

In order to make this Annual Report easier to read, we refer throughout to (i) our Consolidated Financial Statements as our "Financial Statements," (ii) our Consolidated Statements of Income as our "Income Statements," (iii) our Consolidated Balance Sheets as our "Balance Sheets" and (iv) our Consolidated Statements of Cash Flows as our "Cash Flows." References throughout to numbered "Footnotes" refer to the numbered Notes to our Financial Statements that we include in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report. When discussing our properties or markets, we refer to the United States (the "U.S."), Mexico, Central America, and the Caribbean as "North America."

Additionally, throughout this Annual Report, we refer to brands that we own, as well as those brands that we license, as our brands. All brand names, trademarks, trade names, and service marks cited in this Annual Report are the property of their respective owners, including those of other companies and organizations. Solely for convenience, trademarks, trade names, and service marks referred to in this Annual Report may appear without the ® or ™ symbols, however such references are not intended to indicate in any way that MVW or the owner, as applicable, will not assert, to the fullest extent under applicable law, all rights to such trademarks, trade names and service marks.

Brand names, trademarks, trade names, and service marks that we own or license from Marriott International, Inc. or its affiliates ("Marriott International") include Marriott Vacation Club®, Marriott Vacation Club Destinations®, Abound by Marriott Vacations™, Marriott Vacation Club Pulse®, Marriott Grand Residence Club®, Grand Residences by Marriott®, The Ritz-Carlton Club®, Westin®, Sheraton®, and (to a limited extent) St. Regis® and The Luxury Collection®. Marriott International's affiliates include Starwood Hotels and Resorts Worldwide, Inc. ("Starwood") and The Ritz-Carlton Hotel Company, L.L.C. ("The Ritz-Carlton Hotel Company"). We also refer to Marriott International's Marriott Bonvoy® customer loyalty program as "Marriott Bonvoy."

Brand names, trademarks, trade names, and service marks that we own or license from a subsidiary of Hyatt Hotels Corporation ("Hyatt") include Hyatt Vacation Ownership and Hyatt Vacation Club®. The Hyatt Vacation Ownership business refers to our group of businesses using the Hyatt® brand in the vacation ownership business pursuant to an exclusive, global master license agreement with a subsidiary of Hyatt. We also refer to Hyatt's World of Hyatt® customer loyalty program as "World of Hyatt."

On April 1, 2021, we completed the acquisition of Welk Hospitality Group, Inc. ("Welk") through a series of transactions (the "Welk Acquisition"), after which Welk became our indirect wholly-owned subsidiary. We refer to the business and brand that we acquired from Welk as "Legacy-Welk." The Financial Statements in this Annual Report for fiscal year 2021 include Welk's results of operations for the last three quarters of 2021. During 2023, we rebranded all Legacy-Welk resorts as Hyatt Vacation Club resorts.

In 2018, we completed the acquisition of ILG, LLC, formerly known as ILG, Inc. ("ILG"), through a series of transactions (the "ILG Acquisition"), after which ILG became our indirect wholly-owned subsidiary. We refer to the business and brands that we acquired in the ILG Acquisition as "Legacy-ILG." We refer to the business we conducted prior to the ILG Acquisition and the associated brands as "Legacy-MVW." The businesses acquired from ILG that we currently operate as part of our Vacation Ownership business include Vistana Signature Experiences® ("Vistana"), which includes vacation ownership products branded as Sheraton or Westin, and Hyatt Vacation Ownership. The businesses acquired from ILG that we currently operate as part of our Exchange & Third-Party Management business include Interval International® and Aqua-Aston Hospitality® ("Aqua-Aston"). As part of the ILG Acquisition, we also acquired the Vacation Resorts International ("VRI") and Trading Places International ("TPI") businesses (together, the "VRI Americas" business). We disposed of VRI Americas during the second quarter of 2022, after determining that this business was not a core component of our future growth strategy and operating model. The results of VRI Americas are included in our Exchange and Third-Party Management segment through the date of the sale.

By referring to our corporate website, www.marriottvacationsworldwide.com, or any other website, we do not incorporate any such website or its contents in this Annual Report.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We make forward-looking statements throughout this Annual Report, including in, among others, the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among other things, the information concerning: our possible or assumed future results of operations, financial condition, leverage, liquidity, returns on investments, margins including financing profit and development profit margins; dividend payments; business strategies, such as our plans to continue to focus on sales of vacation ownership products to first-time buyers and our expectations that we will continue to offer financing incentives; our expectations regarding our use of new marketing channels, including digital and social media marketing; financing plans; our competitive position; our plans to pursue growth opportunities; potential operating performance, including our expectations regarding contract sales, resort management, and resort occupancies; our expectation that consumer financing interest expense will remain elevated; our expectation that general and administrative expenses will continue to increase; our expectation that inventory spending will be less than our cost of sales in 2024 and the impact of inventory repurchases; our expectations regarding proceeds from subleasing our legacy headquarters; indemnification; taxes; effectiveness of hedges; dilution related to convertible notes; customer satisfaction and our ability to leverage it; our ability to securitize consumer loans; the effects of competition; and the pace of originations of vacation ownership notes receivable compared to payoffs. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could" or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. We caution you that these statements are not guarantees of future performance and are subject to numerous and evolving risks and uncertainties that we may not be able to predict or assess, such as: a future health crisis and responses to a health crisis, including possible quarantines or other government imposed travel or health-related restrictions and the effects of a health crisis, including the short and longer-term impact on consumer confidence and demand for travel and the pace of recovery following a health crisis; variations in demand for vacation ownership and exchange products and services; worker absenteeism; price inflation; difficulties associated with implementing new or maintaining existing technology; changes in privacy laws; the impact of a future banking crisis; impacts from natural or man-made disasters and wildfires, including the Maui wildfires; global supply chain disruptions; volatility in the international and national economy and credit markets, including as a result of the ongoing conflicts between Russia and Ukraine, Israel and Gaza and elsewhere in the world and related sanctions and other measures; our ability to attract and retain our global workforce; competitive conditions; the availability of capital to finance growth; the impact of changes in interest rates; the effects of steps we have taken and may continue to take to reduce operating costs; political or social strife; and other matters referred to under the heading "Risk Factors" contained in this Annual Report. We do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. You should not put undue reliance on any forward-looking statements in this Annual Report. We do not have any intention or obligation to update forward-looking statements after the date of this Annual Report, except as required by law.

The risk factors discussed in "Risk Factors" in this Annual Report could cause actual results to differ materially from those expressed or implied in forward-looking statements in this Annual Report. There may be other risks and uncertainties that we cannot predict at this time or that we currently do not expect will have a material adverse effect on our financial position, results of operations or cash flows. Any such risks could cause our results to differ materially from those we express in forward-looking statements.

PART I

Item 1.   Business

Overview

We are a leading global vacation company that offers vacation ownership, exchange, rental and resort and property management, along with related businesses, products and services. As the first hospitality-branded vacation ownership company, Marriott Vacations Worldwide helped establish the industry and was the first major pure-play independent, public company in the field. Today we are more than a vacation ownership company; we are about vacation experiences.

We are a global leader in vacation ownership with some of the most iconic brands in the industry. We are the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club, Grand Residences by Marriott, Sheraton Vacation Club, Westin Vacation Club, and Hyatt Vacation Club brands, as well as under Marriott Vacation Club Pulse, an extension of the Marriott Vacation Club brand. We are also the exclusive worldwide developer, marketer and seller of vacation ownership and related products under The Ritz-Carlton Club brand and we have the non-exclusive right to develop, market and sell whole ownership residential products under The Ritz-Carlton Residences brand. We also have a license to use the St. Regis brand for specified fractional ownership products. In addition, during 2023, we rebranded all Legacy-Welk resorts as Hyatt Vacation Club resorts. Interval International is our high-quality membership brand that serves as the gateway to vacation experiences around the world, including access to its affiliated resorts. Our Aqua-Aston business provides management services for resorts, hotels, and other third-party vacation property owners.

Our business operates in two reportable segments: Vacation Ownership and Exchange & Third-Party Management.

	2023	
($ in millions)	**Segment Revenue**	**% of Segment Revenue**
Vacation Ownership	$ 4,468	94%
Exchange & Third-Party Management	262	6%
Total Segment Revenue	$ 4,730	100%

The Vacation Ownership Industry

The vacation ownership industry (also known as the timeshare industry) enables customers to share ownership and use of fully-furnished vacation accommodations. Typically, a purchaser acquires an interest (known as a "vacation ownership interest" or a "VOI") that is either a real estate ownership interest (known as a "timeshare estate") or a contractual right-to-use interest (known as a "timeshare license") in a single resort or a collection of resort properties. In the United States, most vacation ownership products are sold as timeshare estates, which can be structured in a variety of ways, including a deeded real estate interest in a specified accommodation unit, an undivided interest in a building or an entire resort, or a beneficial interest in a trust that owns one or more resort properties. For many purchasers, vacation ownership provides an attractive alternative to traditional lodging accommodations (such as hotels, resorts and condominium rentals). In addition to avoiding the volatility in room rates to which traditional lodging customers are subject, vacation ownership purchasers enjoy accommodations that are, on average, more than twice the size of traditional hotel rooms and typically have more features, such as kitchens and separate living areas. Purchasers who might otherwise buy a second home find vacation ownership a preferable alternative because it is more affordable and reduces maintenance and upkeep concerns, and because they are interested in buying a lifetime of vacations.

Typically, developers sell VOIs for a fixed purchase price that is paid in full at closing or financed with a loan. Many vacation ownership companies provide financing or facilitate access to third-party bank financing for customers. Vacation ownership resorts are often operated by a not-for-profit owners' association of which owners of the VOIs are members. Most owners' associations are governed by a board of directors that includes owners and which may include representatives of the developer. Some vacation ownership resorts are held through a trust structure in which a trustee holds title and manages the property. The board of the owners' association, or trustee, as applicable, typically delegates much of the responsibility for managing the resort to a management company, which is often affiliated with the developer.

After the initial purchase, most vacation ownership programs require the owner of the VOI to pay an annual maintenance fee. This fee represents the owner's allocable share of the costs and expenses of operating and maintaining the vacation ownership property and providing program services. This fee typically covers expenses such as housekeeping, landscaping, taxes, insurance, and resort labor, a property management fee payable to the management company for providing management services, and an assessment to fund a capital asset reserve account used to renovate, refurbish and replace furnishings, common areas and other assets (such as parking lots or roofs) as needed over time. Owners typically reserve their usage of vacation accommodations in advance through a reservation system (often provided by the management company or an affiliated entity), unless a VOI specifies fixed usage dates and a particular unit every year.

The vacation ownership industry has grown through expansion of established vacation ownership developers as well as entrance into the market of well-known lodging and entertainment brands, including Marriott, Sheraton, Hilton, Hyatt, Westin and Disney. The industry's growth can also be attributed to increased market acceptance of vacation ownership products, stronger consumer protection laws and the evolution of VOIs from a fixed- or floating-week product, which provides the right to use the same property every year, to membership in multi-resort vacation networks, which offer a more flexible vacation experience. These vacation networks often issue their members an annual allotment of points that can be redeemed for stays at affiliated vacation ownership resorts or for alternative vacation experiences available through the program.

To enhance the flexibility and appeal of their products, many vacation ownership developers affiliate their projects with vacation ownership exchange service providers so that owners may exchange their rights to use the developer's resorts in which they have purchased an interest for accommodations at other resorts in the exchange service provider's broader network of properties. The two leading exchange service providers are our subsidiary Interval International, and RCI, LLC, a subsidiary of Travel + Leisure Co. ("RCI"). Interval International's network includes more than 3,200 affiliated resorts, and RCI's network includes over 4,200 affiliated resorts, as identified on RCI's website.

According to the American Resort Development Association ("ARDA"), a trade association representing the vacation ownership and resort development industries, as of December 31, 2022, the U.S. vacation ownership community was comprised of over 1,500 resorts, representing more than 200,000 units. According to ARDA, sales in the U.S. market were approximately $10.5 billion in 2022. We believe there is considerable potential for further growth in the industry both in the U.S. and globally.

License Agreements and Intellectual Property

We have a long-term license agreement with Marriott International under which we are granted the exclusive right, for the term of the license agreement, to use certain Marriott, Sheraton, and Westin marks and intellectual property in our vacation ownership business and to use the Grand Residences by Marriott marks and intellectual property in our residential real estate business. Under the license agreement, we also have the right to use the St. Regis brand for specified fractional ownership products. We also have a long-term license agreement with The Ritz-Carlton Hotel Company, a subsidiary of Marriott International, under which we are granted the exclusive right, for the term of the license agreement, to use certain Ritz-Carlton marks and intellectual property in our vacation ownership business and the nonexclusive right to use certain Ritz-Carlton marks and intellectual property in our residential real estate business.

We have a long-term license agreement with Hyatt under which we are granted the exclusive right, for the term of the license agreement, to use certain Hyatt marks and intellectual property in connection with our Hyatt Vacation Ownership business.

We operate in a highly competitive industry and our brand names, trademarks, trade names, and service marks are very important to the marketing and sales of our products and services. We believe that our licensed brand names and other intellectual property represent high standards of quality, caring, service and value to our customers and the traveling public. We register and protect our intellectual property where we deem appropriate and otherwise seek to protect against its unauthorized use.

Licensor Customer Loyalty Programs

Under our affiliation agreements with Marriott International and its affiliates, our owners who are Marriott Bonvoy members generally have the ability to redeem their vacation ownership usage rights to access participating Marriott-, Sheraton-, and Westin-branded properties or other products and services offered through the Marriott Bonvoy program.

Through our relationship with Hyatt, our owners who are members of the World of Hyatt customer loyalty program generally have the ability to redeem their vacation ownership usage rights to access participating Hyatt-branded properties or other products and services offered through the World of Hyatt program.

Business Strategy

Our strategic goal is to strengthen our leadership position in the vacation industry by further enhancing the vacation experience to help our members and owners live their lives to the fullest. Our core strategies are as follows:

Drive profitable revenue growth

We intend to leverage our trusted hospitality brands and membership programs to continue to attract new owners and members, and to drive growth in vacation ownership sales, by adding desirable new destinations to our systems with new on-site sales locations. We expect to continue to generate growth through our integrated platform that provides exclusive access to the world-class loyalty programs of Marriott International and Hyatt. We will also continue to focus on our approximately 700,000 owner families around the world. We are concentrating on growing our tour flow cost effectively as we seek to grow first-time buyer tours through our strategy that emphasizes new sales locations and new marketing channels, including digital and social media marketing. We also leverage virtual sales presentations as a growing part of our sales process.

We also plan to grow our recurring revenues which tend to be less capital intensive than sales of VOIs. Our recurring revenues include management of resorts and owners' associations, financing revenues, and membership, club and other revenues in both our Vacation Ownership and Exchange & Third-Party Management segments. These revenues generally grow as we add new resorts and are more predictable due to the relatively fixed nature of resort operating expenses and, in the case of management and exchange revenues, contractual agreements that typically span many years and often renew automatically. Financing revenues are generally relatively stable as the majority of these revenues generated in any given year come from prior year note originations.

We seek to continuously evolve and expand our core product offerings, as demonstrated by the launch of the Marriott Vacation Club Destinations points product in 2010 and Abound by Marriott Vacations program in 2022, and through the integration of the Legacy-Welk and Hyatt businesses in 2023. Additionally, we intend to drive revenue growth in part by targeting a wider array of vacationers through new membership programs and products in adjacent market spaces.

Maximize cash flow by selectively pursuing capital efficient vacation ownership deal structures and business models

Through the use of our points-based products, we are able to more closely align inventory investment with sales pace, thereby generating strong cash flows over time. Limiting the amount of completed inventory on hand and pursuing capital efficient vacation ownership inventory arrangements enable us to reduce the maintenance fees that we pay on unsold inventory and improve returns on invested capital and liquidity. In addition, we reacquire previously sold VOIs at lower costs than would be required to develop new inventory, which increases margins on our sales of VOIs. Our business model is designed to deliver steady, consistent cash flow, which is driven in part by our "asset-light" capital efficient framework as we expect to maintain an attractive leverage profile. We believe our access to capital markets and credit facilities will enable us to maintain an attractive leverage profile and level of liquidity that provides financial flexibility, giving us the ability to pursue strategic growth opportunities, withstand potential future economic downturns, optimize our cost of capital, and pursue strategies for returning excess capital to stockholders.

Enhance digital capabilities and data analytics

A key area of focus for us is the expansion of digital tools to drive more efficient digital marketing and enhance user experience for our owners and members of our exchange and other membership programs. We believe there is much more innovation and growth to come, and we intend to build efficiencies in our cost of service delivery and to facilitate access to our portfolio of brands with new digital tools. We are actively building and enhancing customer facing digital platforms to support existing and future products by enabling customers to transact online across all of our brands with respect to all of our products. In addition, we are focused on using data to facilitate the use of advanced analytics to improve efficiency, enhance customer experiences, improve targeted marketing, and increase profitability.

Focus on the satisfaction of our owners, members, and guests as well as the engagement of our associates

We provide high-quality vacation experiences to our owners, members, and guests around the world and we believe that maintaining a high level of engagement across all of our customer groups is key to our success. We intend to maintain and improve owner, member, and guest satisfaction with our products and services, which drives incremental sales as customers choose to spend more time at our resorts. Because our owners, members, and guests are our most cost-effective vacation ownership sales channels, we intend to continue to leverage our strong customer satisfaction to drive higher margin sales volumes. We seek to continue delivering operational excellence while remaining focused on core customer expectations, which we believe will drive growth and efficiency. We continue to strive to improve the experience of our owners, members, and customers through multiple avenues, from self-service tools to streamlining our business processes through technology.

From our earliest days, we have sought to create an inclusive culture that emphasizes warm and welcoming customer service and authentic care for our associates. We believe these characteristics give meaning to our vision of helping our customers and associates live their lives to the fullest. Our core belief is that developing and retaining top talent will foster an innovative culture and strengthen our leadership pipeline, while enabling business growth. We believe our caring culture unites our associates across a wide range of backgrounds, geographies and experiences. It is this very inclusivity and diversity that make us "Better Together" and that has allowed us to grow and prosper over the years.

Selectively pursue compelling new business opportunities

We are positioned to explore new business opportunities, such as the continued enhancement of our exchange programs, new management affiliations, acquisitions of existing vacation ownership and related businesses, and the creation of new innovative travel-related products that are complementary to our core vacation ownership and exchange company offerings. We intend to selectively pursue these types of opportunities, focusing on those opportunities that drive recurring revenue and profit streams. Prior to entering into any new business opportunity, we will evaluate its strategic fit and assess whether it is complementary to our current business, has strong expected financial returns and complements our existing culture and competencies.

Competitive Strengths

A leading global vacation ownership and exchange company

We are one of the world's largest vacation ownership companies, based on number of owners, members, and resorts and revenues. Since becoming a standalone public company in 2011, our vacation ownership business has grown substantially, from 64 vacation ownership resorts and approximately 420,000 owners to approximately 120 vacation ownership resorts and approximately 700,000 owner families as of December 31, 2023. Our exchange network and membership programs are comprised of more than 3,200 affiliated resorts and approximately 1.6 million members, and we also provide management services to 25 other resorts and lodging properties, as of the end of 2023. We believe our scale and global reach, coupled with our renowned brands and development, marketing, sales, exchange and management expertise, help us achieve operational efficiencies and support future growth opportunities. Our size allows us to provide owners, members, and guests with the flexibility of a wide variety of experiences within our high-quality resort portfolio, coupled with the ease and certainty of working with a single trusted provider. We also believe our size helps us obtain favorable financing terms from lenders, achieve operational cost savings from our increased scale, and attract talented management and associates. In the exchange arena, Interval International's high-quality membership program, the Interval Network, serves as the gateway to premium vacation experiences. Our Interval Network includes members and resorts from our Marriott, Westin, Sheraton and Hyatt products, as well as other high quality branded and independent resorts, that can attract developers and owners' associations to affiliate with the network and provide exchange opportunities for their owners.

The breadth and depth of our operations enable us to offer a variety of products and to continue to evolve our products to address the changing needs and preferences of our existing and future customers. For example, the wide range of vacation experiences we offer includes not only traditional resort experiences but also urban experiences at our Marriott Vacation Club Pulse locations, which are unique properties that embrace the spirit and culture of their urban locations.

Premier global brands with access to expansive customer bases

We believe that each of our owned or licensed brands — from Marriott Vacation Club to Hyatt Vacation Club, from Interval International to Aqua-Aston, from Sheraton Vacation Club to Westin Vacation Club — is a highly respected and widely trusted leader in the travel and hospitality industry. We are creating distinct lanes for our brands to grow within. This careful segmentation is designed to allow each of our brands to reach its full potential, while also giving us diverse paths to growth. Each brand has a unique history and heritage that has enriched our Company immeasurably and that we are building upon to better serve our owners, members, guests, and associates. Through the brands we license from Marriott International for use in vacation ownership, we benefit from exclusive long-term access to members in the Marriott Bonvoy loyalty program, which includes approximately 196 million members as of December 31, 2023. Similarly, through our relationship with Hyatt, we benefit from access to members of Hyatt's award-winning guest loyalty program, the World of Hyatt, which includes approximately 44 million members as of December 31, 2023. We believe our access to guests with an affinity for our brands aids with our marketing efforts and significantly enhances our ability to drive future sales, as we predominantly generate VOI sales through brand loyalty-affiliated sales channels. We expect to continue to leverage our exclusive call transfer arrangements, on-site marketing at Marriott and Hyatt branded hotels, and use of certain exclusive marketing rights to increase sales across all of our Marriott-affiliated and Hyatt-affiliated vacation ownership properties, respectively.

Loyal, highly satisfied customers

We have a large, highly satisfied customer base. Owner and member satisfaction is evidenced both by a high level of sales to existing owners (approximately 70% of VOI sales in 2023 were to existing owners), as well as positive historical survey responses, high levels of engagement that we see in the many customer and associate care stories shared on social media channels, and higher than industry average current and historical resort occupancy for our Vacation Ownership segment. We believe that strong customer satisfaction and brand loyalty result in more frequent use of our products, increase in member retention, and encourage owners to purchase additional products and to recommend our products to friends and family, which in turn helps generate higher revenues.

Capital efficient business model providing strong cash flow and financial flexibility

We believe that our scale, recurring revenue fee streams and enhanced margin profile enables us to maintain flexibility for continued organic growth, strategic acquisitions, debt repayment, and return of capital to stockholders. Our total revenue excluding cost reimbursements derived from sources other than the sale of VOIs has increased and is expected to continue to increase. Our Exchange & Third-Party Management businesses also create ample opportunities to realize recurring higher-margin, fee-based revenue streams with modest required capital expenditures, which we believe will enhance our margins and cash flow generation over time.

We were among the first of the major hospitality brands to move from a fixed-week, fixed-unit operating model to a points-based system. This critical transition responded directly to consumer demand for greater flexibility and allowed us to tap into the broader membership opportunity afforded by the industry's exchange businesses. Our points-based vacation ownership products allow us to utilize capital efficient structures and maintain long-term sales locations without the need to construct additional units at each location. We are able to better manage our inventory needs, while achieving top line growth without a need to significantly increase inventory investments. Our disciplined inventory approach and use of capital efficient vacation ownership transaction structures, including working with third parties that develop new inventory or convert previously built units that are sold to us close to when such inventory is needed to support sales, is expected to support strong and stable cash flow generation.

Long-standing track record, experienced management and engaged associates

We have been a pioneer in the vacation ownership industry since 1984, when Marriott International became the first company to introduce a lodging-branded vacation ownership product. The story of Marriott Vacations Worldwide is one of growth, driven by innovation and exceptional vitality. Since our early days, we have sought to create a culture that emphasizes authentic care for associates. Our seasoned management team is led by John E. Geller, Jr., who became our Chief Executive Officer at the beginning of 2023. Mr. Geller has served as our President since 2021, and served as our Chief Financial Officer from our spin-off from Marriott International in 2011 until 2021. William J. Shaw, the Chairman of our Board of Directors (the "Board"), is the former Vice Chairman, President and Chief Operating Officer of Marriott International and spent nearly 37 years with Marriott International. Our eleven executive committee members as of January 1, 2024 have an average of approximately 21 years of total combined experience at Marriott Vacations Worldwide, our subsidiary companies, and Marriott International. We believe our management team's extensive public company and vacation ownership and hospitality industry experience has enabled us to achieve solid operating results and will enable us to continue to respond quickly and effectively to changing market conditions and consumer trends. Our management team's experience in the highly regulated vacation ownership industry also provides us with a competitive advantage in expanding existing product forms and developing new ones.

Engaged associates delivering high levels of customer service driving repeat customers

We believe that our associates provide superior customer service and this dedication to serving the customer enhances our competitive position. A significant portion of our vacation ownership contract sales are historically to existing owners, which enables them to enjoy longer stays and have greater flexibility in their vacation choices. Sales to existing owners typically have significantly lower sales and marketing costs than sales to new owners. We leverage high levels of associate engagement and a strong corporate culture to deliver positive customer experiences in sales, marketing, exchange, management, and resort operations.

We use an external third-party service provider to regularly survey our associates for feedback. We use the results of our annual engagement surveys to improve the associate experience and to further develop a caring culture that contributes to the long tenure for both management and hourly associates averaging nearly 12 years and over 6 years, respectively, on a global basis.

VACATION OWNERSHIP SEGMENT

Our Vacation Ownership segment develops, markets, sells, finances, rents, and manages vacation ownership and related products under our licensed brands. Our vacation ownership resorts typically combine many of the comforts of home, such as spacious accommodations with one, two and three bedroom options, living and dining areas, in-unit kitchens and laundry facilities, with resort amenities such as large feature swimming pools, restaurants and bars, convenience stores, fitness facilities and spas, as well as sports and recreation facilities appropriate for each resort's unique location.

As of December 31, 2023, our Vacation Ownership segment had approximately 120 resorts and approximately 700,000 owner families. The Vacation Ownership segment represented 94% of our consolidated revenue for 2023.

($ in millions)	2023 Vacation Ownership Segment Revenues
Sale of vacation ownership products	$ 1,460
Resort management and other services	568
Rental	531
Financing	322
Cost reimbursements	1,587
TOTAL REVENUES	$ 4,468

Brands

Built upon a single hospitality brand at the time of our founding, Marriott Vacations Worldwide has grown into a multi-branded organization with a broad, diverse portfolio of immersive vacation and leisure destinations. Our portfolio includes a rich tapestry of some of the world's most iconic, widely recognized and respected hospitality and travel brands. We design, build, manage and maintain properties at upper upscale and luxury levels primarily under the following brands:

Marriott Vacation Club is a collection of upper upscale vacation ownership resorts featuring timeshare villas and other accommodations throughout the U.S., Caribbean, Europe, Asia, and Australia. This brand is about vacations with a sense of place and belonging, providing owners and their families with the flexibility to enjoy a wide variety of vacation experiences characterized by the consistent high quality and warm hospitality for which the Marriott name is known. Marriott Vacation Club Pulse, a brand extension of Marriott Vacation Club, offers properties in the heart of vibrant cities, such as San Francisco and New York City. Because of their urban locations, Marriott Vacation Club Pulse properties typically offer limited on-site amenities and may include smaller guest rooms without separate living areas and kitchens.

Sheraton Vacation Club provides enriching and unexpected vacation experiences in fun family destinations like Florida, South Carolina, and Colorado, with activities that emphasize building and strengthening relationships. This collection of vacation ownership resorts builds on an iconic legacy of trusted hospitality, and brings to life a warm, energetic haven for families to gather and nurture their most precious relationships by allowing owners and guests to relax, play, and experience what the world has to offer. Sheraton Vacation Club upper upscale vacation ownership resorts are part of the Vistana Signature Network ("VSN").

Westin Vacation Club is a collection of vacation ownership resorts located in some of the most sought-after destinations and designed with living well in mind. From the world-renowned Heavenly Bed to an energizing WestinWORKOUT and revitalizing experiences, every element of a vacation stay is created to leave owners and guests feeling better than when they arrived. Westin Vacation Club upper upscale vacation ownership resorts are part of VSN.

Grand Residences by Marriott provides vacation ownership through fractional real estate and whole ownership offerings. Grand Residences by Marriott is dedicated to providing carefree property ownership. The accommodations for this brand are similar to those offered under the Marriott Vacation Club brand, but the duration of the VOI is longer, ranging between three and thirteen weeks.

The Ritz-Carlton Club is a collection of vacation ownership resorts that provide luxurious vacation experiences for members and their families commensurate with the legacy of The Ritz-Carlton brand. The Ritz-Carlton Club resorts include luxury villas and resort amenities that offer inspirational vacation lifestyles tailored to every member's needs and expectations. The Ritz-Carlton Club resorts typically feature two-, three-, and four-bedroom units that usually include marble foyers, walk-in closets, custom kitchen cabinetry, and luxury resort amenities such as large feature swimming pools and access to full-service restaurants and bars. On-site management and services, which usually include daily housekeeping service, valet, in-residence dining, and access to fitness facilities, as well as spa and sports facilities as appropriate for each destination, are provided by The Ritz-Carlton Hotel Company.

The Ritz-Carlton Residences is a luxury tier whole ownership residence brand. The Ritz-Carlton Residences includes whole ownership luxury residential condominiums co-located with The Ritz-Carlton Club resorts. Owners can typically purchase condominiums that vary in size from one-bedroom apartments to spacious penthouses. Owners of The Ritz-Carlton Residences can avail themselves of the services and facilities that are associated with the co-located The Ritz-Carlton Club resort on an à la carte basis. On-site management and services are provided by The Ritz-Carlton Hotel Company.

St. Regis Residence Club and **The Luxury Collection** offer fractional interests in luxury real estate and distinctive privileges to members who embrace the art of living in unforgettable destinations.

Hyatt Vacation Club is a diverse collection of distinctive family-friendly vacation ownership resorts with residential-style accommodations. Hyatt Vacation Club includes properties in highly desirable destinations like Maui, the San Diego area, Cabo San Lucas, Lake Tahoe, Breckenridge, and Key West. Offering multiple vacation ownership products, an emphasis on purposeful vacation experiences, and exciting options for global travel, Hyatt Vacation Club provides people with vital opportunities to step back from their hectic lives to reconnect and make lifelong memories.

Products and Services

Points-Based Vacation Ownership Products

We sell the majority of our products through points-based ownership programs, including Marriott Vacation Club Destinations, Sheraton Flex, Westin Flex, Westin Aventuras, the Hyatt Vacation Club Portfolio Program, and the Hyatt Vacation Club Platinum Program. Our points-based systems and exchange networks enable owners and members to access a large variety of different vacation experiences. While the structural characteristics of each of our points-based programs differ, in each program, owners receive an annual allotment of points representing owners' usage rights, and owners can use these points to access vacation ownership units across multiple destinations within their program's portfolio of resort locations. Each program permits shorter or longer stays than a traditional weeks-based vacation ownership product and provides for flexibility with respect to check-in days and size of accommodations. In addition to traditional resort stays, the programs enable our owners to exchange their points for a wide variety of innovative vacation experiences, which may include cruises, airline travel, guided tours, safaris and other unique vacation alternatives. Owners who are members of our points-based programs typically pay annual fees in exchange for the ability to participate in the program. In addition to points-based ownership programs that allow owners to access multiple destinations within a single program, we offer points programs at certain resorts, such as in St. John and Hawaii, that allow owners to access only that particular site using points in a similar fashion to the other points-based products.

Our points programs allow owners to bank and borrow their annual point allotments, access other locations through the applicable internal exchange programs that we operate, and access Interval International's network of more than 3,200 affiliated resorts. Owners can trade their vacation ownership usage rights for Marriott Bonvoy points or World of Hyatt points, as applicable, which can be used to access participating hotels or redeemed for airline miles or other merchandise offered through such customer loyalty program. Through our exchange networks and points systems, owners can also use points toward vacation experiences such as a bicycle tour, a culinary journey, an adventure cruise or a once-in-a-lifetime trip to a major sporting event. Our points-based products offer usage in perpetuity or for a term of years and may consist of real estate interests or a contractual right-to-use.

Weeks-Based Vacation Ownership Products

We continue to sell Marriott-, Westin-, Sheraton- and Hyatt-branded weeks-based vacation ownership products in select markets, including in countries where legal and tax constraints currently limit our ability to include those locations in one of our existing points-based programs. Our products include multi-week VOIs in specific Grand Residences by Marriott, St. Regis Residence Club, The Luxury Collection Residence Club, and The Ritz-Carlton Club resorts. Our weeks-based vacation ownership products in the United States and select Caribbean locations are typically sold as fee simple deeded real estate interests at a specific resort representing an ownership interest in perpetuity, except where restricted by leasehold or other structural limitations. We sell VOIs as a contractual right-to-use product subject to a finite term in Asia Pacific and Europe.

Global Exchange Opportunities

Most of our vacation ownership products, including our Marriott Vacation Club-, Sheraton Vacation Club-, Westin Vacation Club-, and Hyatt Vacation Club-branded products, are affiliated with the Interval Network, the high-quality membership brand that serves as the gateway to premium vacation experiences.

In 2022, we launched Abound by Marriott Vacations, an owner benefit and exchange program which affiliates the Marriott Vacation Club-, Sheraton Vacation Club- and Westin Vacation Club- brands to offer similar benefits to owners of our products under these brands. Under this program, owners of Marriott Vacation Club, Sheraton Vacation Club and Westin Vacation Club branded VOIs can access over 90 resorts under the Marriott Vacation Club, Sheraton Vacation Club and Westin Vacation Club brands using a common currency. The program also harmonizes fee structures and owner benefit levels and has allowed us to transition most of our sales galleries that formerly sold Sheraton Vacation Club and Westin Vacation Club VOIs to sell our Marriott Vacation Club Destinations product, which includes certain Sheraton Vacation Club- and Westin Vacation Club- branded VOIs.

We offer our existing Marriott Vacation Club owners who hold weeks-based products the opportunity to participate, on a voluntary basis, in an exchange program through which many vacation experiences are offered. All existing owners, whether or not they elect to participate in the Abound by Marriott Vacations exchange program, retain their existing rights and privileges of vacation ownership. Owners who elect to participate in the exchange program receive the ability to trade their weeks-based interval usage for vacation club points usage each year, typically subject to payment of an initial enrollment fee and annual club dues.

VSN provides Westin Vacation Club and Sheraton Vacation Club owners access to its affiliated resorts as well as the opportunity to exchange their points through the Marriott Bonvoy program to Marriott resorts, through the Interval International network, or for a cruise. Based on the point value of the home resort interest owned, customers can choose other VSN affiliated resorts, the type of villa, the date of travel and the length of stay. VSN members have a priority period in which they have exclusive reservation rights for the related resort or points program without competition from other network members. During this home resort period, they can reserve occupancy based on the season and unit type purchased.

Hyatt Vacation Club provides its owners exchange rights through Interval International. Eligible members may redeem their club points for World of Hyatt points, which may be redeemed at participating Hyatt-branded properties. In late 2023, we launched the BEYOND program for Hyatt Vacation Club. This program is designed to give owners of Hyatt Vacation Club Platinum or Hyatt Vacation Club Portfolio the opportunity for flexible access to exciting global travel experiences such as cruises, guided tours, and more, while enjoying their ownership benefits and Hyatt Vacation Club resorts.

Sources of Revenue

We generate most of our revenues from four primary sources: (1) selling vacation ownership products; (2) managing vacation ownership resorts, clubs, and owners' associations; (3) financing consumer purchases of vacation ownership products; and (4) renting vacation ownership inventory.

Sale of Vacation Ownership Products

Our principal source of revenue is the sale of VOIs.

Resort Management and Other Services

We generate revenue from fees we earn for managing each of our resorts. In addition, we earn revenue for providing ancillary offerings, including food and beverage, retail, and golf and spa offerings at our resorts. We also receive annual fees, club dues, and certain transaction-based fees from owners and other third parties, including exchange service providers with which we are associated.

Financing

We earn interest income on loans that we provide to purchasers of our VOIs, as well as loan servicing and other fees. We offer financing to qualified customers for the purchase of most types of our vacation ownership products.

Rental

We generate revenue from rentals of inventory that we hold for sale as interests in our vacation ownership programs or as residences, or inventory that we control because our owners have elected alternative usage options permitted under our vacation ownership programs. By using Marriott.com and other direct booking channels to rent available inventory, we are able to reach potential new members who may already have an affinity for and loyalty to the Marriott, Sheraton, Westin and Ritz-Carlton brands and introduce them to our products. Similarly, by using Hyatt.com and other direct booking channels to rent available inventory, we are able to reach potential new members who may already have an affinity for and loyalty to the Hyatt brand and introduce them to our products.

Marketing and Sales Activities

We sell our upper upscale tier vacation ownership products under our brands primarily through our worldwide network of resort-based sales centers and certain off-site sales locations. Our VOIs are currently marketed for sale throughout the United States and in nearly 30 countries and territories around the world, targeting customers who vacation regularly with a focus on family, relaxation and recreational activities. In 2023, over 90% of our vacation ownership contract sales originated at sales centers that are co-located with one of our resorts. We maintain a range of different off-site sales centers, including our central telesales organization based in Orlando and our network of third-party brokers in Latin America and Europe. We have 90 global sales locations focused on the sale of VOIs. We utilize a number of marketing channels to attract qualified customers to our sales locations, including digital and social media marketing.

We solicit our existing owners primarily while they are staying in our resorts, but also offer our owners the opportunity to make additional purchases through direct phone sales, owner events and inquiries from our central customer service centers located in Salt Lake City, Utah, Orlando, Florida, and Palm Springs, California. In 2023, approximately 70% of our vacation ownership contract sales were to our existing owners. In addition, we are concentrating on growing our tour flow cost effectively as we seek to generate more first-time buyer tours through our strategy that emphasizes adding new sales locations and new marketing channels, including digital and social media marketing.

We also market to existing Marriott and Hyatt customer loyalty program members and travelers who are staying in locations where we have resorts affiliated with those brands. We market extensively to guests in Marriott International or Hyatt hotels that are located near one of our sales locations. We also market through call transfer arrangements with Marriott International pursuant to which callers to certain reservation centers are asked if they would like to be transferred to one of our representatives who can tell them about our products. In addition, we operate other local marketing venues in various high-traffic areas. A significant part of our direct marketing activities is focused on prospects in the Marriott and Hyatt customer loyalty program databases and our in-house databases of qualified prospects. We offer guests who do not buy a VOI during their initial tour the opportunity to purchase a return package for a future stay at our resorts. These return guests are nearly twice as likely to purchase as a first-time visitor.

One of our key areas of focus is expanding our use of social media and digital marketing channels. We are focused on building stronger brand reputation associations via social media audience growth and data driven content marketing.

Our sales tours are designed to provide our guests with an overview of our company and our products, as well as a customized presentation to explain how our products and services can meet their vacationing needs. From a single week at a fixed location to today's abundance of getaway options, the range of vacation experiences we offer has undergone a remarkable metamorphosis. The vacation experience we provide today is not just about a visit to a resort. It can be a bicycle tour, a culinary journey, an adventure cruise, or a once-in-a-lifetime trip to a major sporting event. That is why our sales force is highly trained in a consultative sales approach designed to enable us to meet customers' needs on an individual basis. We hire our sales executives based on stringent selection criteria. After they are hired, they spend a minimum of four weeks in product and sales training, of which the final week is typically site-driven and tailored to the learning needs of each respective site and new hire. We manage our sales executives' consistency of presentation and professionalism using a variety of sales tools and technology and through a post-presentation survey of our guests that measures many aspects of each guest's interactions during the sales process.

We believe consumers place a great deal of trust in the Marriott, Westin, Sheraton, Ritz-Carlton, St. Regis and Hyatt brands and the strength of these brands is important to our ability to attract qualified prospects in the marketplace. We maintain a prominent presence on the www.marriott.com, www.ritzcarlton.com and www.hyatt.com websites. Our proprietary websites include www.marriottvacationsworldwide.com, www.marriottvacationclubs.com, www.ritzcarltonclub.com, www.theresidenceclub.com, www.grandresidenceclub.com and www.hyattvacationclub.com.

Inventory and Development Activities

We secure inventory by developing or acquiring inventory at resorts in strategic markets, reacquiring previously sold inventory in the secondary market, reacquiring inventory as a result of owner loan or maintenance fee defaults, or building additional phases at our existing resorts. We proactively buy back previously sold VOIs under our repurchase programs at lower costs than would be required to develop new inventory. Efficient use of our capital is also achieved through our points-based business model, which allows us to supply many sales locations with new inventory sourced from a small number of resort locations.

We intend to continue to selectively pursue growth opportunities in North America and Asia Pacific by targeting high-quality inventory that allows us to add desirable new destinations to our system with new on-site sales locations in ways that optimize the timing of our capital investments. These capital efficient vacation ownership transaction structures may include working with third parties to develop new inventory or to convert previously built units to be sold to us close to when we need such inventory.

Approximately 25% of our Vacation Ownership segment resorts are co-located with same-branded or affiliated hotel properties. Co-location of our resorts with same-branded or affiliated hotels can provide several advantages from development, operations, customer experience and marketing perspectives, including sharing amenities, infrastructure and staff, integration of services, and other cost efficiencies. The larger campus of an integrated vacation ownership and hotel resort often can afford our owners more varied and elaborate amenities than those that would generally be available at a stand-alone resort. Shared infrastructure can also reduce our overall development costs for our resorts on a per unit basis. Integration of services and sharing staff and other expenses can lower overhead and operating costs for our resorts. Our on-site access to hotel customers, including customer loyalty program members, who are visiting co-located hotels also provides us with a cost-effective marketing channel for our vacation ownership products.

Co-located resorts require cooperation and coordination among all parties and are subject to cost sharing and integration agreements among us, the applicable owners' association and managers and owners of the co-located hotel. Our license agreements with Marriott International and Hyatt allow for the development of co-located properties in the future, and we intend to opportunistically pursue co-located projects with them.

Owners generally can offer their VOIs for resale on the secondary market, which can create pricing pressure on the sale of developer inventory. However, owners who purchase VOIs on the secondary market typically do not receive all of the benefits that owners who purchase products directly from us receive. When an owner purchases a VOI directly from us or a resale on the secondary market, the owner receives certain entitlements that are tied to the underlying VOI, such as the right to reserve a resort unit that underlies their VOI in order to occupy that unit or exchange its use for use of a unit at another resort through an external exchange service provider, as well as benefits that are incidental to the purchase of the VOI. However, the purchaser on the secondary market may not be entitled to receive certain ancillary benefits such as full access to our internal exchange programs or the right to trade their usage rights for customer loyalty program points. Additionally, many of our VOIs provide us with a right of first refusal on secondary market sales. We monitor sales that occur in the secondary market and exercise our right of first refusal when it is advantageous for us to do so, whether due to pricing, desire for the particular inventory, or other factors. All owners, whether they purchase directly from us or on the secondary market, are responsible for the annual maintenance fees, property taxes and any assessments that are levied by the relevant owners' association, as well as any exchange service membership dues or service fees.

Management Activities

We enter into a management agreement with the owners' association or other governing body at our resorts and, when a trust holds interests in resorts, with the trust's governing body. In exchange for a management fee, we typically provide owner account management (reservations and usage selection), housekeeping, check-in, maintenance and billing and collections services. The management fee is typically based on either a percentage of the budgeted costs to operate such resorts or a fixed fee arrangement. We earn these fees regardless of usage or occupancy. We also receive revenues that represent reimbursement for certain costs we incur under our management agreements, which are principally payroll-related costs at the locations where we employ the associates providing on-site services, costs associated with property refurbishments, and insurance. Cost reimbursements consist of actual expenses with no added margin.

The terms of our management agreements generally range from three to ten years and are generally subject to periodic renewal for one to five year terms. Many of these agreements renew automatically unless either party provides advance notice of termination before the expiration of the term. When our management agreement for a branded resort is not renewed or is terminated, the resort loses the ability to use the brand and trademarks. The owners at such resorts also lose their ability to trade their vacation ownership usage rights for customer loyalty program points and to access other resorts through one of our internal exchange programs.

The Ritz-Carlton Hotel Company manages the on-site operations for The Ritz-Carlton Club and The Ritz-Carlton Residences properties in our portfolio under separate management agreements with us. We provide owners' association governance and vacation ownership program management services for The Ritz-Carlton Club and co-located The Ritz-Carlton Residences properties, including preparing association budgets, facilitating association meetings, billing and collecting maintenance fees, and supporting reservations, vacation experience planning and other off-site member services. We and The Ritz-Carlton Hotel Company typically split the management fees equally for these resorts. If a management agreement for a resort expires or is terminated, the resort loses the ability to use the Ritz-Carlton brand and trademarks. The owners at such resorts also lose their ability to access other usage benefits, such as the ability to exchange occupancy for customer loyalty program points, access to accommodations at other The Ritz-Carlton Club resorts, preferential access to Ritz-Carlton hotels worldwide and access to our internal exchange and vacation travel options.

Each management agreement requires the owners' association, trust association or other governing body to provide sufficient funds to pay for the vacation ownership program and operating costs. To satisfy this requirement, owners of VOIs pay an annual maintenance fee. This fee represents the owner's allocable share of the costs of operating and maintaining the resorts or interests in the timeshare plan in which they hold a VOI, including management fees and expenses, taxes (in some locations), insurance, and other related costs, and the costs of providing program services (such as reservation services). This fee includes a management fee payable to us for providing management services as well as an assessment for funds to be deposited into a capital asset reserve fund and used to renovate, refurbish and replace furnishings, common areas and other resort assets (such as parking lots or roofs) as needed over time. As the owner of completed but unsold vacation ownership inventory, we also pay maintenance fees in accordance with the legal requirements of the jurisdictions applicable to such resorts and programs. We may enter into subsidy agreements with the owners' associations under which we agree to pay costs that otherwise would be covered by annual maintenance fees associated with VOIs or units that have not yet been built or committed to a timeshare plan.

If an owner defaults in payment of maintenance fees or other assessments, the owners' association typically has the right to foreclose on or revoke the defaulting owner's VOI. We have arrangements with several owners' associations to assist in reselling foreclosed or revoked VOIs in exchange for a fee, or to reacquire such foreclosed or revoked VOIs from the owners' associations.

Consumer Financing

We offer purchase money financing for purchasers of our vacation ownership products who meet our underwriting guidelines. By offering or eliminating financing incentives, we have been able to increase or decrease the volume of our financing activities depending on market conditions. We do not provide financing to buyers of our residential products. We generally do not face competition in our consumer financing business to finance sales of vacation ownership products.

In 2023, our financing propensity was 58% and the average loan originated by us for vacation ownership products totaled approximately $29,200 (such average includes any refinancing by purchasers who upgraded a prior purchase). For financing on the majority of our VOIs, we require a minimum down payment of 10% of the purchase price, although down payments and interest rates are typically higher for applicants with credit scores below certain levels and for purchasers who do not have credit scores, such as non-U.S. resident purchasers. The average interest rate for originated loans in 2023 was 13.5% and the average term was 12 years. Interest rates are fixed and a loan fully amortizes over the life of the loan. The average monthly mortgage payment for an owner who received a loan in 2023 was $449. We do not impose any prepayment penalties.

In our vacation ownership business, in many of our markets, we perform a credit investigation or other review or inquiry to determine the purchaser's credit history before originating a loan. The interest rates on the loans we provide are based primarily upon the purchaser's credit score, the size of the purchase, and the term of the loan. We base our financing terms largely on a purchaser's FICO score, which is a branded version of a consumer credit score widely used in the United States by banks and lending institutions. FICO scores range from 300 to 850 and are calculated based on information obtained from one or more of the three major U.S. credit reporting agencies that compile and report on a consumer's credit history. In 2023, the average FICO score of our customers who were U.S. citizens or residents who financed a vacation ownership purchase was 735; 72% had a credit score of over 700, 89% had a credit score of over 650 and 97% had a credit score of over 600.

We use other information to determine minimum down payments and interest rates applicable to loans made to purchasers who do not have a credit score or who do not reside within the United States, such as regional historical default rates and currency fluctuation risk.

In the event of a default, we generally have the right to foreclose on or revoke the defaulting owner's VOI. We typically resell interests that we reacquire through foreclosure or revocation or place such interests into one of our points-based programs.

We securitize the majority of the consumer loans we originate in support of our vacation ownership business. Historically, we have sold these loans to institutional investors in the asset-backed securities ("ABS") market on a non-recourse basis. These vacation ownership notes receivable securitizations provide funding for us at interest rates similar to those available to companies with investment grade credit ratings, and transfer the economic risks and a significant portion of the benefits of the consumer loans we originate to third parties. In a vacation ownership notes receivable securitization, several classes of debt securities issued by a special purpose entity are generally collateralized by a single pool of transferred assets, which consist of vacation ownership notes receivable. During 2023, we completed two securitization transactions, which are discussed in detail in Footnote 15 "Securitized Debt" to our Financial Statements. On an ongoing basis, we have the ability to use our warehouse credit facility ("Warehouse Credit Facility") to securitize eligible consumer loans derived from certain branded vacation ownership sales. Those loans may later be transferred to term securitization transactions in the ABS market, which we intend to continue to complete twice a year. Since 2000, we have issued approximately $8.9 billion of debt securities in securitization transactions in the ABS market, excluding amounts securitized through warehouse credit facilities or private bank transactions. We retain the servicing and collection responsibilities for the loans we securitize, for which we receive a servicing fee.

Our Resorts

As of December 31, 2023, our vacation ownership portfolio consisted of approximately 120 properties with over 22,000 vacation ownership villas, also referred to as units, and over 31,000 keys in the following locations. A "key" is the lowest increment for reporting occupancy statistics based upon the mix of non-lock-off and lock-off villas. Lock-off villas represent two keys and non-lock-off villas represent one key.

Vacation Ownership

Mainland U.S. and Hawaii

	# of Resorts	# of Keys		# of Resorts	# of Keys		# of Resorts	# of Keys
Arizona	5	1,189	Missouri	2	320	Texas	1	195
California	17	6,268	Nevada	2	1,172	Utah	2	634
Colorado	13	971	New Jersey	1	180	Virginia	1	276
Florida	23	7,989	New Mexico	1	16	Washington, D.C.	1	71
Hawaii	12	4,768	New York	2	228			
Massachusetts	1	84	South Carolina	10	1,864			

Caribbean, Mexico, and Central America

	# of Resorts	# of Keys		# of Resorts	# of Keys		# of Resorts	# of Keys
Aruba	2	1,211	Puerto Rico	1	164	Mexico	4	1,283
Bahamas	1	392	U.S. Virgin Islands	3	512			
Costa Rica	1	48	West Indies	1	88			

Europe and Asia Pacific

	# of Resorts	# of Keys		# of Resorts	# of Keys
France	1	202	Indonesia	2	161
Spain	3	715	Thailand	3	332
United Kingdom	1	49	Australia	1	88

Brands

	# of Resorts	# of Keys
Marriott Vacation Club	63	18,913
Sheraton Vacation Club	9	4,364
Westin Vacation Club	12	4,310
Grand Residences by Marriott	2	381
The Ritz-Carlton Club	5	259
St. Regis Residence Club and The Luxury Collection	3	82
Hyatt Vacation Club	22	2,693
Other	2	468
	118	31,470

Hotels

	Location
Sheraton Kauai Resort	Kauai, HI
The Westin Resort & Spa, Cancun	Cancun, Mexico
Hyatt Highlands Inn	Carmel, CA

EXCHANGE & THIRD-PARTY MANAGEMENT SEGMENT

Our Exchange & Third-Party Management segment is comprised of the Interval International and Aqua-Aston businesses. The Interval International business offers a variety of membership programs and travel related products to approximately 1.6 million members globally and the Aqua-Aston business provides property management and rental services to property owners at 25 resorts and lodging properties. The segment revenue generally is fee-based and derived from membership, exchange and rental transactions, property and owners' association management, and other related products and services. The Exchange & Third-Party Management segment represented 6% of our consolidated revenue for 2023.

($ in millions)	2023 Exchange & Third-Party Management Segment Revenues
Management and exchange	$ 206
Rental	40
Cost reimbursements	16
TOTAL REVENUES	$ 262

Membership Programs, Products and Services

Exchange Products - *Interval Network*

Interval International's principal membership program is the Interval Network, which is comprised of more than 3,200 affiliated resorts in over 90 countries and territories. The Interval Network allows its members to exchange their VOI for a stay at another resort destination or during a different time period, or another travel product. A membership in the Interval Network also provides a comprehensive package of value-added products and services to members. Generally, individuals are enrolled by resort developers in connection with their purchase of VOIs from such resort developers, with initial membership fees being paid on behalf of members by the resort developers. Members may also enroll directly, for instance, when they purchase a VOI through resale or an owners' association at a resort that participates in the Interval Network.

Our traditional Interval Network members have the option, after their initial membership period ends, to renew their memberships for terms ranging from one to five years by paying membership fees directly to us. Alternatively, some resort developers incorporate the Interval Network membership fee into certain annual fees they charge to owners of VOIs at their resorts or vacation ownership clubs. As a result, membership in the Interval Network and, where applicable, the Interval Gold, Club Interval, or Interval Platinum programs (each is described below), for those owners is automatically renewed through the term of the resort's or club's participation in the Interval Network, so long as the owners are in good standing with the applicable resort or vacation ownership club. We sometimes refer to these members as corporate members and other members as traditional members. As of December 31, 2023, approximately 42% of total Interval Network members were traditional members and approximately 58% were corporate members.

Members of the Interval Network are offered the ability to exchange points or usage rights in their VOI for accommodations generally of comparable trading value to those relinquished, based on factors including location, quality, seasonality, unit attributes and time of relinquishment prior to occupancy. Members also have the ability to exchange their VOI for a cruise vacation, which requires payment of an exchange transaction fee and a supplemental fee, which vary based on the cruise vacation selected and the VOI relinquished to the Interval Network.

Interval Gold and Interval Platinum

Interval Network members may take advantage of one of our two enhanced membership tiers, Interval Gold or Interval Platinum, each of which provides value-added benefits and services for an additional fee. These benefits and services vary by country of residence, but generally consist of discounts on Getaways (described below), a concierge service, a hotel discount program and Interval Options, a service that allows members to relinquish annual occupancy rights in their VOIs towards the purchase of various travel products, including hotel, golf and spa vacations, as well as cruises, which are made available to all Interval Network members. Members are enrolled in these programs either by resort developers in connection with the initial purchase of their VOIs or by upgrading their membership directly.

Club Interval

Club Interval gives owners of fixed or floating week VOIs the opportunity to use their resort week as points within the Interval Network. Club Interval members also receive all of the benefits of Interval Gold and can upgrade to Interval Platinum.

Getaways

We also offer additional vacation rental opportunities at attractive rates to members of the Interval Network, as well as to members of certain other membership programs provided by Interval International or through third-party membership programs. We sometimes refer to these opportunities as Getaways. Getaways allow members to rent resort accommodations for a fee, plus applicable taxes. Resort accommodations available as Getaways consist of seasonal oversupply of vacation ownership accommodations within the Interval Network, as well as resort accommodations that are specifically sourced for use as Getaways.

Non-Exchange Products

Additionally, we offer two programs for non-exchange products, Leisure Time Passport and Dream Vacation Week. Leisure Time Passport is a travel membership program that provides members with a variety of travel and leisure benefits, including savings on resort accommodations, hotel stays, cruise vacations and the ability to earn loyalty points on eligible completed travel. The Leisure Time Passport program is used by resort developers as a trial membership program for potential VOI purchasers as well as by non-developer clients as an addition to their own products to provide ongoing value and customer engagement. Dream Vacation Week is a certificate program that provides the recipient with access to book discounted resort accommodations and is used as a marketing premium, sales incentive, or enhancement to an existing program.

Sales and Operational Support for Interval Network Resorts

Interval International has established multi-year relationships with resort developers, including leading independent developers, as well as owners' associations and our related branded vacation ownership programs, under affiliation agreements, which typically provide for continued resort participation in the Interval Network following the end of the agreement's term. Resort developers promote membership in our exchange programs and related value-added services as an important benefit of owning a VOI. We offer developers and owners' associations a selection of sales and marketing materials. These materials, many of which are available in multiple languages, include brochures, publications, sales-office displays, resort directories and Interval HD, an online video channel featuring resort and destination overviews.

Our business development personnel proactively seek to establish strong relationships with developers and owners' associations, providing input on consumer preferences and industry trends based upon years of experience. We believe that we have established a strong reputation within the vacation ownership industry as being highly responsive to the needs of resort developers, owners' associations, management companies and owners of VOIs. In addition, we sponsor, participate in and attend numerous industry conferences around the world to provide potential and existing industry participants with opportunities to network and learn more about vacation ownership.

Interval International also makes available a comprehensive array of back-office servicing solutions to resort developers and owners' associations. For example, for an additional fee, we provide reservation services and billing and collection of maintenance fees and other amounts due to developers or owners' associations.

Business Development and Global Marketing

We maintain a global business development department that is responsible for affiliating new resorts and resort developers, securing vacation rental inventory for Getaways and establishing relationships with providers of new distribution channels for the Leisure Time Passport and Dream Vacation Week products. The department is also responsible for overall client retention and growth of our business.

Our global marketing department is responsible for business-to-business and business-to-consumer marketing across all brands and products. The team is responsible for membership retention, activation and product growth and utilization, and leverages a cross-channel approach to its campaigns, including digital, print, telemarketing, and social media. This integrated approach is designed to drive member engagement with, and loyalty to, Interval's exchange offerings and its other leisure travel products and services. Business-to-business marketing responsibilities include developing high impact business development materials, public relations plans, and events designed to enhance Interval International's reputation within the travel industry, including in new industry segments.

Third-Party Management

We provide management services for hotels, condominium resorts, and other third-party vacation property owners through our Aqua-Aston business. Our services may include day-to-day operations of the properties, maintenance of the properties, preparation of reports and budgets, owners' association administration, quality assurance and employee training. As of December 31, 2023, we provided third-party management services to 25 properties.

Our Aqua-Aston business provides management and rental services for condominium owners, hotel owners, and owners' associations. The condominium rental properties are generally investment properties, and, to a lesser extent, second homes, owned by individuals who contract with Aqua-Aston directly to manage, market and rent their properties to transient guests. We also offer such owners a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability. Generally, owners' association management services, including administrative, fiscal and quality assurance services, are provided pursuant to exclusive agreements with terms typically ranging from one to ten years or more, many of which are automatically renewable. Revenue is derived principally from fees for management of the hotel, condominium resort, or owners' association as well as related rental services. Management fees consist of a base management fee and, in some instances for hotels or condominium resorts, an incentive management fee which is generally a percentage of operating profits or improvement in operating profits. Service fee revenue is based on the services provided internally or through third-party providers to owners, including reservation, sales and marketing, property accounting and information technology services.

The success and continued growth of the Aqua-Aston business, which is concentrated in Hawaii, depends largely on our ability to source vacationers interested in booking vacation properties made available through our rental services. Our in-market sales and marketing team utilizes a variety of sales, marketing, revenue management and digital marketing initiatives to attract consumers and additional properties to Aqua-Aston. We utilize many channels of distribution, including traditional wholesale distribution through tour operators and travel partners, online travel agencies and global distribution systems. In addition, Aqua-Aston focuses on driving direct business through brand websites and our central reservations office. The sales team covers several market segments from corporate and government/military to travel agents and groups. We offer a variety of leisure accommodations to visitors from around the world through various consumer websites, including www.aquaaston.com, www.aquaresorts.com, www.mauicondo.com, and others.

CORPORATE AND OTHER

Corporate and Other consists of results that are not allocable to our segments, including company-wide general and administrative costs, corporate interest expense, transaction and integration costs, and income taxes. In addition, Corporate and Other includes the revenues and expenses relating to owners' associations consolidated under the relevant accounting guidance ("Consolidated Property Owners' Associations"), which are not included in operating segment resource allocation decision-making.

Seasonality

Our revenue is influenced by the seasonal nature of travel. Within our Vacation Ownership segment, our sale of vacation ownership business experiences a modest impact from seasonality, with higher sales volumes during the traditional vacation periods. Business at properties in some locations may experience a greater impact from seasonality than those in other locations.

Within our Exchange & Third-Party Management segment, we recognize exchange and Getaways revenue based on confirmation of the vacation; revenue is generally higher in the first quarter and lower in the fourth quarter. Remaining rental revenue is recognized based on occupancy.

Refer to "Liquidity and Capital Resources" within Part I, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding the seasonality of our cash flow.

Competition

Competition in the vacation ownership industry is driven primarily by the quality, number and location of vacation ownership resorts, the quality and capability of the related property management program, trust in the brand, pricing of product offerings, cost of ownership (e.g., ongoing maintenance and other fees) and the availability of program benefits, such as exchange programs and access to affiliated hotel networks. We believe that our focus on offering distinctive vacation experiences, combined with our financial strength, well-established and diverse market presence, strong brands, expertise and well-managed and maintained properties, will enable us to remain competitive. Vacation ownership is a vacation option that is positioned and sold as an attractive alternative to vacation rentals (such as hotels, resorts and condominium rentals) and second home ownership. The various segments within the vacation ownership industry can be differentiated by the quality level of the accommodations, range of services and ancillary offerings, and price. Our brands operate in the upper upscale and luxury tiers of the vacation ownership segment of the industry and the upper upscale and luxury tiers of the whole ownership segment (also referred to as the residential segment) of the industry.

Our competitors in the vacation ownership industry range from small vacation ownership companies to large branded hospitality companies that operate or license vacation ownership businesses. In North America, we typically compete with companies that sell upper upscale tier vacation ownership products under a lodging or entertainment brand umbrella, such as Hilton Grand Vacations Club and Disney Vacation Club, as well as numerous regional vacation ownership operators. Our luxury vacation ownership products compete with vacation ownership products offered by Four Seasons, Exclusive Resorts, Timbers Resorts and several other smaller independent companies. In addition, the vacation ownership industry competes generally with other vacation rental options (such as hotels, resorts and condominium rentals) offered by the lodging industry as well as alternative lodging marketplaces such as Airbnb and VRBO, which offer rentals of homes and condominiums. Innovations that impact the industry may also lead to new products and services that could disrupt our business model and create new and stronger competitors.

Outside North America, we operate vacation ownership resorts in two primary regions, Asia Pacific and Europe. In both regions, we are one of the largest lodging-branded vacation ownership companies operating in the upper upscale tier, with regional operators dominating the competitive landscape. Where possible, our vacation ownership properties in these regions are co-located with Marriott International branded hotels. In Asia Pacific, our owner base is derived primarily from the Asia Pacific region and secondarily from the Europe and North America regions. In Europe, our owner base is derived primarily from the North America, Europe and Middle East regions.

Recent and potential future consolidation in the vacation ownership industry may increase competition. Consolidation may create competitors that enjoy significant advantages resulting from, among other things, a lower cost of, and greater access to, capital and enhanced operating efficiencies.

Our Interval International exchange business principally competes for developer and consumer market share with Travel + Leisure Co.'s subsidiary, RCI. This business also faces increasing competition from points-based vacation clubs and large resort developers, which operate their own internal exchange systems to facilitate exchanges for owners of VOIs at their resorts as they increase in size and scope. Increased consolidation in the industry enhances this competition. In addition, vacation clubs and resort developers may have direct exchange relationships with other developers.

We believe that developers and owners' associations generally choose to affiliate with an exchange network based on the quality of resorts participating in the network; the level of service provided to members; the range and level of support services; the flexibility of the exchange program; the demographics of the membership base; the costs for annual membership and exchanges; and the continuity of management and its strategic relationships within the industry.

Regulation

Our business is heavily regulated and compliance with regulations has a significant impact on our results of operations. We are subject to a wide variety of complex international, national, federal, state and local laws, regulations and policies in jurisdictions around the world. We have proactively worked with industry trade associations, including ARDA, to encourage the enactment of responsible consumer-protection legislation and state regulation that enhances the reputation and respectability of the overall vacation ownership industry. We believe that, over time, our vacation ownership products and services helped improve the public perception of the vacation ownership industry.

Some laws, regulations and policies may impact multiple areas of our business, such as securities, anti-discrimination, anti-fraud, Americans with Disabilities Act, data protection and security, anti-corruption and bribery laws and regulations or government economic sanctions, including applicable regulations of the Consumer Financial Protection Bureau (the "CFPB"), the U.S. Department of the Treasury's Office of Foreign Asset Control and the U.S. Foreign Corrupt Practices Act (the "FCPA"). The FCPA and similar anti-corruption and bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or generating business. The collection, use and protection of personal data of our customers, as well as the sharing of our customer data with affiliates and third parties, are governed by privacy laws and regulations enacted in the United States, individual states, and other jurisdictions around the world. Other laws, regulations and policies primarily affect one of five areas of our business: real estate development activities; marketing and sales activities; lending activities; resort management activities; and exchange and travel activities.

Real Estate Development Regulation

Our real estate development activities are regulated under a number of different timeshare, condominium and land sales disclosure statutes in many jurisdictions. We are generally subject to laws and regulations typically applicable to real estate development, subdivision, and construction activities, such as laws relating to zoning, land use restrictions, environmental regulation, accessibility, title transfers, title insurance, and taxation. In the United States, these include, with respect to some of our products, the Fair Housing Act and the Americans with Disabilities Act. In addition, we are subject to laws in some jurisdictions that impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer.

Marketing and Sales Regulation

Our marketing and sales activities are closely regulated pursuant to laws and regulations enacted specifically for the vacation ownership and land sales industries, as well as a wide variety of laws and regulations that govern our marketing and sales activities in the jurisdictions in which we carry out such activities. These laws and regulations include the USA PATRIOT Act, Foreign Investment In Real Property Tax Act, the Federal Interstate Land Sales Full Disclosure Act and fair housing statutes, U.S. Federal Trade Commission (the "FTC") and state "Little FTC Acts" and other laws and regulations governing unfair, deceptive or abusive acts or practices, including unfair or deceptive trade practices and unfair competition, state attorney general regulations, anti-fraud laws, prize, gift and sweepstakes laws, real estate, title agency or insurance, travel insurance and other licensing or registration laws and regulations, anti-money laundering, consumer information privacy and security, breach notification, information sharing and telemarketing laws, home solicitation sales laws, tour operator laws, lodging certificate and seller of travel laws, securities laws, and other consumer protection laws.

Many jurisdictions, including in the United States, Asia Pacific, Mexico, Europe, and Central America, require that we file detailed registration or offering statements with regulatory authorities disclosing certain information regarding the VOIs and other real estate interests we market and sell, such as information concerning the interests being offered, any projects, resorts or programs to which the interests relate, applicable condominium or vacation ownership plans, evidence of title, details regarding our business, the purchaser's rights and obligations with respect to such interests, and a description of the manner in which we intend to offer and advertise such interests. Regulation outside the United States includes jurisdictions in which our clubs and resorts operate, such as the European Union, Singapore and Mexico, among others. Among other things, the European and Singaporean regulations: (1) require delivery of specified disclosure (some of which must be provided in a specific format or language) to purchasers; (2) require a specified "cooling off" rescission period after a purchase contract is signed; and (3) prohibit any advance payments during the "cooling off" rescission period.

We must obtain the approval of numerous governmental authorities for our marketing and sales activities. Changes in circumstances or applicable law may necessitate the application for or modification of existing approvals. Currently, we are permitted to market and sell vacation ownership products in all 50 states and the District of Columbia in the United States and numerous countries in North and South America, the Caribbean, Europe, Asia and the Middle East. Our Marriott Vacation Club Destinations, Australia points-based program is subject to regulation as a "managed investment scheme" by the Australian Securities & Investments Commission. In some countries, our vacation ownership products are marketed by third-party brokers.

Laws in many jurisdictions in which we sell VOIs grant the purchaser of a VOI the right to cancel a purchase contract during a specified rescission period following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by us.

Regulators in many jurisdictions have increased regulations and enforcement actions related to telemarketing operations, including requiring adherence to the federal Telephone Consumer Protection Act and similar "do not call" legislation. These measures have significantly increased the costs and reduced the efficiencies associated with telemarketing. While we continue to be subject to telemarketing risks and potential liability, we believe that our exposure to adverse effects from telemarketing legislation and enforcement is mitigated in some instances by the use of permission-based marketing, under which we obtain the permission of prospective purchasers to contact them in the future. We participate in various programs and follow certain procedures that we believe help reduce the possibility that we contact individuals who have requested to be placed on federal or state "do not call" lists, including subscribing to the federal and certain state "do not call" lists, and maintaining an internal "do not call" list.

Lending Regulation

Our lending activities are subject to a number of laws and regulations, including those of applicable supervisory, regulatory and enforcement agencies such as, in the United States, the CFPB, the FTC, and the Financial Crimes Enforcement Network. These laws and regulations, some of which contain exceptions applicable to the timeshare industry or may not apply to some of our products, may include, among others, the Real Estate Settlement Procedures Act and Regulation X, the Truth In Lending Act and Regulation Z, the Federal Trade Commission Act, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Fair Housing Act and implementing regulations, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act and Regulation E, unfair, deceptive or abusive acts or practices regulations and the Consumer Protection Act, the USA PATRIOT Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act and the Bank Secrecy Act. Our lending activities are also subject to the laws and regulations of other jurisdictions, including, among others, laws and regulations related to consumer loans, retail installment contracts, mortgage lending, usury, fair debt collection practices, consumer debt collection practices, mortgage disclosure, lender or mortgage loan originator licensing and registration and anti-money laundering.

Resort Management Regulation

Our resort management activities are subject to laws and regulations regarding community association management, timeshare and condominium management (including real estate broker licensing), public lodging, food and beverage services (including liquor licensing), labor, employment, health care, health and safety, accessibility, discrimination, immigration, gaming, certain communication devices, transient rentals, structural audits of improvements and reserve accounts associated with such improvements, and the environment (including climate change). In addition, many jurisdictions in which we manage our resorts have statutory provisions that limit the duration of the initial and renewal terms of our management agreements for owners' associations or permit the owners' association for a resort to terminate our management agreement under certain circumstances (for example, upon a super-majority vote of the owners), even if we are not in default under the agreement.

Exchange and Travel Regulations

Many jurisdictions regulate businesses engaged in timeshare exchange activity, typically requiring annual filing of prescribed disclosures with regulatory agencies. Such disclosure must be provided to persons enrolling in a timeshare exchange program prior to completion of enrollment. The disclosure generally provides information on the terms and conditions of membership as well as audited key operating statistics of the exchange program.

In connection with our exchange businesses, we also offer other travel-related products and services that are subject to regulation in certain jurisdictions, including requirements that we register as a "seller of travel" and comply with applicable bonding and disclosure requirements. Additionally, operation of our travel membership programs can trigger requirements that we register as a discount buying organization. Other products and services we offer (e.g., travel insurance) are subject to regulations imposed on our suppliers, and as a result we are subject to travel reseller requirements and licensing in certain jurisdictions.

Environmental Compliance and Awareness

The properties we manage or develop are subject to national, state and local laws and regulations that govern the discharge of materials into the environment or otherwise relate to protecting the environment. These laws and regulations include requirements that address health and safety; the use, management and disposal of hazardous substances and wastes; and emission or discharge of wastes or other materials. We believe that our management and development of properties comply, in all material respects, with applicable environmental laws and regulations. Our compliance with such requirements has not had a material impact on our capital expenditures, earnings or competitive position, nor do we anticipate that such compliance will have a material impact in the future.

We do not exercise complete control over all resorts and properties that we manage; rather, our control over these properties is generally limited by the terms of the applicable management agreements. As a result, our ability to achieve some or all of our corporate responsibility initiatives or goals may be limited without additional support or action by the owners of resorts and properties we manage.

We take our commitment to protecting the environment seriously. We have collaborated with Audubon International to further the "greening" of our Marriott Vacation Club resorts in the U.S. through the Audubon Green Leaf Eco-Rating Program for Hotels. The Audubon partnership is just one of several programs incorporated into our green initiatives. We have more than 20 years of energy conservation experience that we have put to use in implementing our environmental strategy across each of our segments. This strategy includes further reducing energy and water consumption, expanding our portfolio of green resorts, including resorts with LEED (Leadership in Energy & Environmental Design) certification, educating and inspiring associates and guests to support the environment, and embracing innovation.

Human Capital

We believe that attracting, engaging, and retaining talented associates and cultivating their career development at our locations around the world helps us remain a leader in our industry. With that focus in mind, we implement programs and initiatives rooted in our Core Values: Caring Culture, Integrity First, Excellence Always, Customer Obsessed, and Better Together. Our approach is thoughtfully designed to attract, engage, and retain our associates and promote their career development by:

- offering competitive, fair, and transparent compensation and benefits;
- supporting the overall well-being of our associates physically, mentally, and socially;
- creating opportunities for associate growth, career development, recognition, training, and education; and
- fostering an inclusive and diverse workplace, where all individuals are respected regardless of their age, race, ethnic background, national origin, gender, religion, disability, sexual orientation, or other lived experiences.

In 2023, we were recognized as a Kincentric Best Employer globally for the third consecutive year as part of Kincentric's robust assessment that identifies organizations that have transformed their people practices to drive better business results. As part of the Kincentric Best Employers 2023 assessment, we conducted an associate survey that achieved a 93% response rate, which demonstrated a strong level of overall associate engagement. The survey results identified several areas of strength, including a welcoming and positive company culture, strong and supportive supervisors, a focus on sustainability and taking care of the community, and a company-wide commitment to inclusion and diversity. We believe that our distinction as a Kincentric Best Employer and our strengths identified by current associates demonstrate the incredible care we have for each other and for the associate experience and will make us an employer of choice for potential future associates.

We believe the success of our commitment to our associates is reflected in our employee tenure, which is over seven years on a global basis, and recognition by Newsweek as first in its list of America's Most Loved Workplaces of 2023, as well as first in the hospitality and large-company categories, and first in Newsweek's "most respected" list. In addition, we were certified as a Most Loved Workplace backed by Best Practice Institute in 2022 and 2023 and recognized by U.S. News and World Report in its 2023-2024 list of the 200 Best Companies to Work For. As of December 31, 2023, we had a global workforce consisting of approximately 22,000 associates, of which approximately 17,500 (80%) were based in the United States.

Inclusion and Diversity

Grounded in our culture of caring and collaboration, we strive to empower both our customers and our associates to live their most fulfilling lives. As outlined in our Inclusion and Diversity Commitment Statement:

> *MVW is committed to cultivating inclusion and fostering diversity in all aspects of our business. We provide treasured vacation experiences to our customers around the world and work to create an inclusive, diverse, and caring environment for our associates. We support a Life, Fulfilled for all individuals and embrace the notion that we are Better Together.*

Our commitment statement underscores our focus on creating a positive work environment for everyone.

As a global company with a workforce comprised of talented associates who come from diverse backgrounds, we believe that our associates' diverse backgrounds make our Company a great place to work. Women comprise approximately 54% of our worldwide workforce, and men comprise approximately 46%. Within the United States, people of color comprise approximately 46% of our management level positions and globally women comprise approximately 50% of our management level positions. We continue to leverage recruiting efforts focused on fostering the diversity of our management team.

In 2023, we continued to focus on reinforcing our core values by fostering an inclusive and diverse work environment. With input from our associates gathered through engagement surveys, as well as championship by leaders across our global organization, we hosted a diverse set of "Educate and Celebrate" events, which provide associates the opportunity to share their personal experiences and learn from their colleagues. We also provided training programs for our leaders. We continued our work fostering diverse representation within our leadership pipelines for executive and senior leadership roles through our talent review process for management associates across the Company.

We continue to receive positive feedback from our associates about our inclusive work environment, as Inclusion and Diversity was the highest rated workplace topic on our 2023 annual associate engagement survey. In the survey, 89% of our associates reported positive perceptions of our inclusion and diversity practices when responding to questions about leaders' support for inclusion and diversity, service to customers with diverse backgrounds, respect and well-being of all people as a Company priority, a work environment that is accepting of diverse backgrounds and ways of thinking, and a company culture in which persons of all backgrounds are encouraged to pursue their career aspirations. We believe that these results demonstrate the value of championing an inclusive culture.

Associate Development

We seek to support our associates with their growth and development by creating a work environment that embraces learning and provides opportunities for associate career development through training and education. Our functional training teams provide our associates with the skills they need to deliver exceptional experiences for our customers and our Global Talent Development team creates and deploys skill development programs and resources for our associates. Our various learning programs are one of the many features that make our Company a desirable place to start and cultivate a fulfilling career, with increased opportunities for growth.

Our Company also strives to provide leaders with the opportunity to develop their leadership skills and create a positive work environment for all associates. We offer leadership development programming that provides associates with tools, resources, and practices that we believe are important to becoming successful leaders and strengthening our diverse talent pipeline. We believe that leaders have great influence over the development of associates; as such, we seek to equip leaders with the skills they need to support their associates. Our Company also offers tuition reimbursement to our associates, supporting them in achieving their future career aspirations. We believe these efforts help us continue to support current and future leaders.

Collective Bargaining Agreements

We are party to collective bargaining agreements in the United States, Spain, and Mexico, primarily with regard to employees working in food service, laundry, and hospitality and tourism.

Human Rights

We maintain a Human Rights Policy that aligns with government, business, and public concerns about issues such as human trafficking and the exploitation of children. We do not recruit child labor, and we support programs and partnerships that help at-risk youth and their families prepare for and find meaningful employment. Our Human Rights Policy is available on our website at www.marriottvacationsworldwide.com under the "Investor Relations" tab.

We also have a human trafficking awareness training course that promotes our Human Rights Policy and core values. We recognize the risks associated with human trafficking in our properties and have implemented training for our property-based associates to be able to recognize and report suspected cases of human trafficking. Our training in the U.S., U.S. Virgin Islands, and Puerto Rico was developed based upon best practices established by federal law enforcement agencies.

Available Information

Our investor relations website address is www.ir.mvwc.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and any and all amendments thereto are available free of charge through our investor relations website as soon as reasonably practicable after they are filed or furnished to the Securities and Exchange Commission (the "SEC"). These materials are also accessible on the SEC's website at www.sec.gov.

Information About Our Executive Officers

Set forth below is certain information with respect to our executive officers. The information set forth below is as of February 27, 2024, except where indicated.

Name and Title	Age	Business Experience
John E. Geller, Jr. President and Chief Executive Officer	56	John E. Geller, Jr. was appointed as our President and Chief Executive Officer, effective January 1, 2023. Mr. Geller has served as our President since October 2021. From January 2021 to October 2021, he served as our President and Chief Financial Officer. From January 2018 to January 2021, he served as our Executive Vice President and Chief Financial and Administrative Officer. From 2009 to December 2017, he served as our Executive Vice President and Chief Financial Officer. Mr. Geller joined Marriott International in 2005 as Senior Vice President and Chief Audit Executive and Information Security Officer.
Jason P. Marino Executive Vice President and Chief Financial Officer	48	Jason P. Marino has served as our Executive Vice President and Chief Financial Officer since September 30, 2023. Mr. Marino served as Senior Vice President, Strategy, Financial Planning & Analysis ("FP&A") and Operational Finance - Vacation Ownership for the Company from December 2021 to September 2023. He served as the Company's Senior Vice President of Strategy and FP&A from June 2019 to December 2021 and Vice President - Corporate Finance from May 2014 to June 2019. Prior to joining the Company in 2014, Mr. Marino worked at Cantor Commercial Real Estate, L.P. from 2013 to 2014 as Managing Director, Head of Business Development and Corporate Finance. From 2003 to 2013, Mr. Marino worked in the investment banking divisions of Cantor Fitzgerald, Credit Suisse Securities (USA) LLC and Bear, Stearns & Co. Inc., holding positions of increasing responsibility.
Raman T. Bukkapatnam Executive Vice President and Chief Information Officer	57	Raman T. Bukkapatnam has served as our Executive Vice President and Chief Information Officer since July 10, 2023. Prior to joining the Company, Mr. Bukkapatnam served as Vice President, Global Technology at Nike, Inc., a global provider of athletic footwear and apparel, from August 2020 to July 2023 where he played a critical role in reshaping digital retail, improving enterprise recourse planning and supply chain platforms, and making significant contributions to productivity, growth, and margin improvements. Prior to Nike, Mr. Bukkapatnam had a more than 20 year career at Starbucks, a roaster, marketer, and retailer of specialty coffee, serving in multiple leadership roles including Vice President, Global Technology, Supply Chain Analytics, Data Engineering, and Store Development, from March 1999 to August 2020, where he was responsible for overseeing and leading critical functions like global supply chain and finance technologies, data engineering and analytics, and store development. He led a number of digital transformation initiatives impacting the company's technological landscape, including Starbucks' introduction of customer mobile applications.
Stephanie S. Butera Executive Vice President and Chief Operating Officer, Hyatt Vacation Ownership	52	Stephanie S. Butera has served as our Executive Vice President and Chief Operating Officer, Hyatt Vacation Ownership since January 2023. She served as our Senior Vice President and Chief Operating Officer, Hyatt Vacation Ownership from April 2021 to December 2022. Prior to leading Hyatt Vacation Ownership, Ms. Butera held a number of leadership positions with the Company, serving as Vice President, Asset Management for The Ritz-Carlton Destination Club from August 2014 to October 2018, before moving into the position of Senior Vice President, Vacation Ownership for the Americas, Florida, Mexico, and Caribbean from October 2018 to April 2021. Ms. Butera joined the Company in 1999.

Name and Title	Age	Business Experience
Lori M. Gustafson Executive Vice President and Chief Membership and Commercial Services Officer	40	Lori M. Gustafson has served as our Executive Vice President and Chief Membership and Commercial Services Officer since January 2024. Ms. Gustafson joined the Company in November 2020 and served as our Executive Vice President and Chief Brand and Digital Officer from November 2020 to December 2023. From May 2019 to November 2020, she served as Senior Vice President, Global Brands & Digital for Wyndham Destinations, the vacation ownership business segment of Travel + Leisure Co., where she was responsible for brand management and digital marketing. From January 2018 to May 2019, she served as Vice President, Brand Marketing, where she was responsible for brand management, campaign development and advertising. From July 2017 to January 2018, she served as Corporate Vice President of Digital, eCommerce, and Media at SeaWorld Parks & Entertainment, where she led the U.S. team that oversaw the development of eCommerce, digital marketing, social media, business intelligence and digital content. From 2015 until July 2017, she served as Senior Director, Digital Marketing at SeaWorld Parks & Entertainment, where she was the executive leader for digital transformation initiatives, including websites, mobile and digital commerce improvements and the implementation of a data and analytics program related to customer experience.
James H Hunter, IV Executive Vice President and General Counsel	61	James H Hunter, IV has served as our Executive Vice President and General Counsel since November 2011. Prior to that time, he had served as Senior Vice President and General Counsel since 2006. Mr. Hunter joined Marriott International in 1994.
Jeanette E. Marbert President, Exchange and Third-Party Management	67	Jeanette E. Marbert has served as our President, Exchange and Third-Party Management since October 2018. She served as President and Chief Executive Officer for the Exchange and Rental segment of ILG, Inc. from November 2017 until September 2018, and as Executive Vice President from June 2009 until November 2017. She was Chief Operating Officer of ILG, Inc. from August 2008 to November 2017, and served as a Director of ILG, Inc. from February 2015 to May 2016. Ms. Marbert joined Interval in 1984. As we reported in a Current Report on Form 8-K filed on December 6, 2023, Ms. Marbert announced her decision to retire as our President, Exchange and Third-Party Management in 2024.
Brian E. Miller President, Vacation Ownership	60	Brian E. Miller has served as our President, Vacation Ownership since October 2020. From October 2018 to September 2020, he served as our Executive Vice President and Chief Marketing, Sales and Service Officer. From November 2011 to September 2018, he served as our Executive Vice President and Chief Sales and Marketing Officer. Prior to that time, he had served as our Senior Vice President, Sales and Marketing and Service Operations since 2007. Mr. Miller joined the Company in 1991.
Michael E. Yonker Executive Vice President and Chief Human Resources and Global Communications Officer	65	Michael E. Yonker has served as our Executive Vice President and Chief Human Resources and Global Communications Officer since January 2024. Mr. Yonker has served as our Executive Vice President and Chief Human Resources Officer from December 2011 to December 2023. Prior to that time, he served as our Chief Human Resources Officer since 2010. Mr. Yonker joined Marriott International in 1983.

Item 1A.   Risk Factors

This section describes circumstances or events that could have a negative effect on our financial results or operations or that could change, for the worse, existing trends in our businesses. The occurrence of one or more of the circumstances or events described below could have a material adverse effect on our financial condition, results of operations and cash flows and/or on the trading prices of our common stock. The risks and uncertainties described in this Annual Report are not the only ones facing us. Additional risks and uncertainties that currently are not known to us or that we currently believe are immaterial also may adversely affect our businesses and operations.

Risks related to global or regional health concerns, outbreaks, and pandemics (each a "Health Crisis").

The COVID-19 pandemic had, and a future Health Crisis may have, serious adverse effects on our business, financial condition, cash flows, and results of operations for an unknown period of time.

The COVID-19 pandemic caused, and a future Health Crisis may cause, significant disruptions in international and U.S. economies and markets and have a material adverse impact on participants in the travel and hospitality industries, including our Company.

The success of our business and our financial results depend, in substantial part, upon the health of the travel industry. Our business and financial results were materially adversely affected by the COVID-19 pandemic in 2020; for example, we saw marked declines in occupancy, rentals, and contract sales because of the temporary closure of nearly all of our sales centers and many of our resorts and the reduction in operations and amenities at all of our resorts. When Health Crises make headlines from time to time, consumer fear about contracting an illness and recommendations or mandates from governmental authorities to avoid large gatherings of people or self-quarantine, may increase. These recommendations and mandates have affected, and may affect in the future, resort occupancies. A substantial amount of our sales activity occurs at our resorts, and the number of prospective and current owners who visit our resorts impacts sales volume. Our rental revenue is also substantially impacted by the desire and ability of vacationers to travel. Fear of exposure to viruses or other illnesses, government restrictions on travel, including quarantine requirements, low vaccination rates in some parts of the world and viruses or other illnesses that may be resistant to available vaccines could cause travelers to cancel or delay plans to travel to our resorts. These changes in vacation and travel patterns could adversely affect our cash flows, revenues, and results of operations. Moreover, when travel advisories and restrictions are lifted, there could be a resurgence of the virus or illness, and as a result, travel demand could be unpredictable and could remain so for a significant period. Adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels, inflation, recession and loss of personal wealth resulting from the impact of a future Health Crisis may negatively affect travel demand for a prolonged period.

The onset of the COVID-19 pandemic led to an increase in payment delinquencies and defaults for our vacation ownership notes receivable. The number of delinquencies may increase as the result of a future Health Crisis's effect on economic conditions and the ability and desire to travel, and could lead to defaults on financing that we provide to purchasers of our products in excess of our estimates. Purchaser defaults may cause us to foreclose on vacation ownership notes receivable and reclaim ownership of the financed interests and could impact our ability to secure ABS or warehouse credit facility financing on terms that are acceptable to us, or at all. In addition, the transactions in which we have securitized vacation ownership notes receivable contain certain portfolio performance requirements related to default and delinquency rates, which, if not met, would result in loss or disruption of cash flow until portfolio performance sufficiently improves to satisfy the requirements.

The duration and extent of the impact of a future Health Crisis on our business and financial results will largely depend on future developments, including the duration and spread of the Health Crisis, the response by all levels of government in their efforts to contain the Health Crisis to mitigate the economic disruptions, the related impact on consumer confidence and spending, and how quickly economies and demand for our products and services recover after the Health Crisis subsides, all of which are highly uncertain, can rapidly change and cannot be predicted. Such impacts could adversely affect our results of operations, cash flows, and capital resources for a significant period. Further, a future Health Crisis may also adversely affect our cash flows and operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations.

Risks related to our business and industry.

Our business may be adversely affected by factors that disrupt or deter travel.

Our success and results of operations depend, in substantial part, upon the health of the worldwide vacation ownership and leisure travel industries, and may be adversely affected by a number of factors that can disrupt or deter travel. A substantial amount of our sales activity occurs at our resorts, and sales volume is affected by the number of visitors at our resorts. Fear of exposure to contagious illnesses, such as COVID-19 or other Health Crises, or natural or man-made disasters, and the physical effects of climate change, such as more frequent or severe storms, droughts, hurricanes, wildfires, erosion and flooding, have caused and may continue to cause travelers to delay or cancel travel plans, including sales tours at our resorts, with greater frequency. Other factors such as weakened consumer confidence, limited availability or increased costs of consumer credit and damage to infrastructure caused by natural or man-made disasters or other causes that impede travel have caused, and may in the future cause, travelers to delay or cancel plans to tour or visit our resorts. For example, hurricanes and wildfires have caused a number of Interval International exchange network resorts and our managed vacation ownership resorts to close for prolonged periods. The wildfires in Maui last year also resulted in the temporary closure of our resorts and sales centers in Maui, which had an adverse effect on our business and results of operations for 2023. At times, beach access at our resorts and our managed resorts has been impeded by weather conditions or due to the effects of erosion. Actual or threatened war, civil unrest and terrorist activity, as well as heightened travel security measures instituted in response to the same, could also interrupt or deter travel plans. In addition, demand for our products and services may decrease if the cost of travel, including the cost of transportation and fuel, increases, airlift to vacation destinations decreases, airline or airport disruptions, flight cancellations or unreliability of various modes of transportation increases, or if general economic conditions decline.

Our ability to process exchanges for members and to find purchasers and renters for accommodations we market or manage, as well as the need for the vacation rental and property management services we provide, largely depends on the continued desirability of the key vacation destinations in which our branded, managed or exchange properties are concentrated. Changes in the desirability of the destinations where these resorts are located and changes in vacation and travel patterns may adversely affect our cash flows and results of operations.

Our results of operations can be adversely affected by labor shortages, turnover and labor cost increases.

A number of factors may adversely affect the labor force available or increase labor costs from time to time, such as high employment levels, increasing minimum wage rates, federal unemployment subsidies, including unemployment benefits offered in response to a Health Crisis, and other government actions. In 2021, we observed an overall tightening and increasingly competitive labor market. As a result, we had to temporarily close outlets (e.g., food and beverage) or reduce services (e.g., housekeeping performed fewer cleanings throughout the week), and we may have to take these or similar steps in the future. Any such changes may harm our revenues, cash flows, profitability or customer satisfaction. We have also incurred, and may incur in the future, additional costs for overtime wages, increased wages, enhanced referral bonuses, increased use of sign on bonuses, and increased marketing for open positions. A sustained labor shortage or increased turnover rates within our employee base, whether due to a Health Crisis or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our business. If we are unable to hire and retain employees capable of performing at a high level, our business, including our cash flows, results of operations, owner, guest and associate satisfaction and reputation, could be adversely affected.

Significant inflation, higher interest rates or deflation could adversely affect our business and financial results.

Inflation can adversely affect us by increasing the costs of carrying unsold inventory, development and other corporate capital expenditures, materials and labor, service contracts, insurance, technology and related hardware or equipment, and interest rates. All of these factors can have a negative impact on the affordability of our products and services. In a high inflationary environment, we may be unable to raise the price of our products and services in a proportional manner, which could reduce our operating margins, including in our financing business, and negatively impact our results or operations. In addition, an increase in the cost of capital, labor and materials could have an adverse impact on our business or financial results. Inflation could also have an indirect adverse impact on our business by making travel more expensive for consumers and reducing consumer discretionary income.

Alternatively, deflation could cause an overall decrease in spending and borrowing capacity, which could lead to a deterioration of economic conditions and employment levels. Deflation could also cause the value of our products and services to decline. These, or other factors that increase the risk of significant deflation, could have a negative impact on our business or financial results.

We finance more than half of our VOI sales. While we adjust interest rates on our financing programs from time to time, such changes are typically not made in lockstep with the timing and magnitude of changes in broader market rates. As a result, our financing profit margin declined in 2023 due to general market interest rate increases, and may decline again in the future. Increasing our financing rates could negatively impact VOI sales and financing propensity. However, if we are unable to increase our financing rates at the same rate as our costs of funds, our financing profits will be negatively impacted, as happened in 2023.

Our business is extensively regulated, and any failure to comply with applicable laws could materially adversely affect our business.

We are subject to a wide variety of highly complex international, national, federal, state, and local laws, regulations and policies. The vacation ownership industry is subject to extensive regulation around the world. Each jurisdiction where we operate generally requires resort developers to follow a set of specific procedures to develop, market and sell VOIs. Our real estate development activities, marketing and sales activities, lending activities and resort management activities are also heavily regulated. In addition, a myriad of laws, regulations and policies impact multiple areas of our business, such as those regulating the sale and offer of securities, anti-discrimination, anti-fraud, data protection, anti-corruption and bribery or implementing government economic sanctions.

Complying with the intricate and multifaceted regulatory structures applicable to our businesses across the globe is complicated, constantly evolving, time-consuming and costly. We may not be able to successfully comply with all laws, regulations and policies to which we are subject. Laws, regulations, policies, and case law precedent may change or be subject to different interpretation in the future, including in ways that could decrease demand for our products and services, increase costs, and subject us to additional liabilities. Failure to comply could have a material adverse effect on our business. For example, failure to comply with applicable law could result in the loss of licenses or registrations we must have in order to operate our business, render sales contracts for our products void or voidable, subject us to fines or other sanctions, and increase our exposure to litigation. Adverse action by governmental authorities or others alleging our failure to comply with applicable laws could adversely affect our business, financial condition, and reputation.

Changes in privacy laws could adversely affect our ability to market our products effectively.

We rely on a variety of direct marketing techniques, including telemarketing, digital marketing and postal mailings. Adoption of new laws, or changes in existing laws, in any of the jurisdictions in which we operate regulating marketing and solicitation or data protection could adversely affect the effectiveness of our marketing strategies. For example, in the U.S., California enacted the California Consumer Privacy Act of 2018 ("CCPA"). The CCPA provides California consumers with certain access, deletion and opt-out rights related to their personal information, imposes civil penalties for violations and affords, in certain cases, a private right of action for data breaches. Similar legislation has been proposed or adopted in other states. In addition, foreign data protection, privacy, consumer protection, content regulation and other laws and regulations may be more restrictive or burdensome than those in the United States. For example, the European Union ("E.U.") General Data Protection Regulation ("GDPR") imposes significant obligations on businesses that sell products or services to E.U. customers or otherwise control or process personal data of E.U. residents. Complying with the GDPR, other international laws and regulations, and state and federal laws and regulations could subject us to increased costs; and our failure to comply with these laws and regulations could result in significant fines, litigation, losses, third-party damages and other liabilities, any of which may have a material adverse effect on our brands, marketing, reputation, business, financial condition and results of operations. The cost of compliance with privacy laws in the jurisdictions in which we operate has increased and may continue to increase as laws change and we expand into new jurisdictions and become subject to the privacy laws of such jurisdictions. If we are not able to develop adequate alternative marketing strategies, our sales may be adversely affected. We also obtain access to potential customers from travel service providers and other companies with whom we have relationships. If our access to these third-party customer lists is prohibited or restricted, our ability to develop new customers and introduce our products to them could be impaired.

Failure to maintain the integrity of internal or customer data or to protect our information systems from cyber-attacks could disrupt our business, damage our reputation, and subject us to costs, fines or lawsuits.

We collect large volumes of data, including social security numbers and other personally identifiable information of our customers and employees, and retain it in our information systems and those of our service providers. It is critical that we maintain the integrity of and protect this data, which we rely on to make business decisions and which our customers and employees expect that we will protect.

We may be required to expend significant capital and other resources to enhance the security of our data. Our information systems and records, including those we maintain with our service providers or licensors, may be subject to security breaches, cyber-attack or cyber-intrusion, system failures, viruses, malicious software, operator error or inadvertent releases of data, or other cybersecurity incidents. Data breaches have increased in recent years as the number, intensity and sophistication of attacks have increased. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Neither we nor our service providers may be able to prevent, detect and contain unauthorized activity and misuse or human errors compromising the efficacy of security measures. A breach in the security of our information systems or those of our service providers or licensors could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a negative impact to our results of operations. A significant cybersecurity incident or theft, loss, disclosure, or fraudulent use of our customer, employee or company data could adversely impact our reputation and result in remedial and other expenses, fines, penalties or litigation, any of which may be exacerbated by a delay or failure to detect a cybersecurity incident or the full extent of such incident.

The regulatory environment in the jurisdictions where we operate, and the requirements imposed on us by the payment card industry regarding information, security and privacy, are increasingly demanding. Many of the laws applicable to us in different jurisdictions vary from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Our efforts to comply with these requirements may require significant additional resources and time and may not be successful.

We and the companies we work with have experienced cybersecurity threats to our data and systems, including ransomware and other forms of malware and computer virus attacks, unauthorized access, systems failures and temporary disruptions. We have experienced cybersecurity incidents in the past, and have previously disclosed those with material operational or financial implications to the Company or our stakeholders. Routinely, we partner with and use third-party service providers and products that host, manage, or control sensitive data. The failure of any such service providers or products to comply with our privacy policies or privacy laws and regulations, or any unauthorized release of personally identifiable information or other user data, could damage our reputation, discourage potential users from trying our products and services, breach certain agreements under which we have obligations with respect to network security, and result in fines and proceedings against us by governmental agencies, service providers and consumers. To the extent our liability insurance covers claims and losses arising from cybersecurity incidents or attacks, such insurance might not be sufficient in type or amount to cover us against such claims or losses. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our international operations expose us to risks that could negatively impact our financial results or disrupt our business.

Our international operations expose us to a number of additional risks, any of which could negatively impact our results of operations or disrupt our business, such as: compliance with laws of non-U.S. jurisdictions, including foreign ownership restrictions, import and export controls, data privacy and usage, and trade restrictions, and U.S. laws affecting our activities outside of the U.S.; anti-American sentiment; war, political or civil unrest and terrorism; difficulties of managing operations in many different countries; local economic risks; foreign currency exchange risks; and uncertainty as to the enforceability of contract and intellectual property rights under local laws, which can change or be interpreted in ways that could negatively impact our business.

Inadequate or failed technologies could lead to interruptions in our operations and materially adversely affect our business, financial position, results of operations or cash flows.

Our operations and competitive position depend on our ability to maintain existing systems and implement new technologies. Our information technology systems and our databases are potentially susceptible to man-made and natural disasters, as well as power losses, computer and telecommunications failures, technological breakdowns, cyber-attacks, acts of war or terrorism and other events. System interruption, delays, obsolescence, loss of critical data and lack of integration and redundancy in our information technology systems and infrastructure may adversely affect our ability to provide services, operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Our backup systems only relate to certain aspects of our operations; these systems are not fully redundant and disaster recovery planning cannot anticipate and address all eventualities. Projects to upgrade or replace our technologies may be extremely complex and require significant resources and time, and may adversely affect our ability to provide services, operate websites, process and fulfill transactions, and respond to customer inquiries during the upgrade or replacement process. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If our information technology systems fail to adequately support our strategic, operational or compliance needs, our business, financial position, results of operations or cash flows, as well as our disclosure controls and procedures and internal control over financial reporting, may be adversely affected.

Spanish court rulings voiding certain timeshare contracts have increased our exposure to litigation that may materially adversely affect our business and financial condition.

A series of Spanish court rulings starting in 2015 increased our exposure to litigation that may materially adversely affect our business and financial condition. These rulings voided certain timeshare contracts entered into after January 1999 related to certain resorts in Spain if a resort's timeshare structure did not meet requirements prescribed by Spanish timeshare laws enacted in 1998, even if the structure was lawful prior to 1998 and adapted pursuant to mechanisms specified in the 1998 laws. These rulings have led to an increase in lawsuits by owners seeking to void timeshare contracts in Spain, including lawsuits by owners at certain of our resorts in Spain which are currently pending. However, the Supreme Court of Spain has not yet substantively opined on the issue as it pertains to the Company's timeshare contracts. If the Supreme Court of Spain rules adversely to us and determines that our timeshare contracts are voidable, that may materially adversely affect the results of operations of our Vacation Ownership segment, as well as our business and financial condition. Defending these lawsuits has required, and may continue to require, the Company to incur legal fees and reserve for judgments. If additional owners at our resorts in Spain file similar lawsuits, this may: void certain of those owners' timeshare contracts; cause us to incur material litigation and other costs, including judgment or settlement payments; and materially adversely affect the results of operations of our Vacation Ownership segment, as well as our business and financial condition. The increased ability for owners of Spanish timeshares to void their contracts has negatively impacted other developers with resorts in Spain and led to a decrease in the number of resorts located in Spain in the Interval Network with active sales and the loss of members who own VOIs at those resorts.

The industries in which our businesses operate are competitive, which may impact our ability to compete successfully.

Our businesses will be adversely impacted if they cannot compete effectively in their respective industries, each of which is highly competitive. A number of highly competitive companies participate in the vacation ownership industry. Our brands compete with the vacation ownership brands of major hotel chains in national and international venues, as well as with the vacation rental options (such as hotels, resorts and condominium rentals) offered by the lodging industry. Our competitors may have greater access to capital resources and broader marketing, sales and distribution capabilities than we do. Competitive pressures may cause us to reduce our fee structure or potentially modify our business models, which could adversely affect our business, financial condition and results of operations.

Our principal exchange network administered by Interval International included more than 3,200 resorts located in over 90 countries and territories as of December 31, 2023. Interval International's primary competitor, RCI, has a greater number of affiliated resorts than we have. Through the resources of its corporate affiliates, particularly, Travel + Leisure Co., which is engaged in vacation ownership sales, RCI may have greater access to a significant segment of new vacation ownership purchasers and a broader platform for participating in industry consolidation. In addition, Interval International competes with developers that create, operate and expand internal exchange and vacation club systems, which decreases their reliance on external vacation ownership exchange programs, including those we offer, and adversely impacts the supply of resort accommodations available through our external exchange network. The effects of such competition on our exchange business are more pronounced as the proportion of vacation club corporate members in the Interval Network increases.

Our businesses also compete for leisure travelers with other leisure lodging operators, including both independent and branded properties, as well as with alternative lodging marketplaces, which operate websites that market furnished, privately-owned residential properties throughout the world which can be rented on a nightly, weekly or monthly basis.

Negative public perception regarding our industry could have an adverse effect on our operations.

Negative public perception regarding our industry resulting from, among other things, consumer complaints regarding sales and marketing practices, consumer financing arrangements, and restrictions on exit related to our products, as well as negative comments on social media, could result in increased regulatory scrutiny, which could result in reputational damage, more onerous laws, regulations, guidelines and enforcement interpretations in jurisdictions in which we operate. These actions may lead to operational delays or restrictions, as well as increased operating costs, regulatory burdens and risk of litigation.

Changes in tax regulations or their interpretation could negatively impact our cash flows and results of operations.

Changes in tax and other revenue raising laws, regulations and policies in the jurisdictions where we do business could impose new restrictions, costs or prohibitions on our practices and negatively impact our results of operations. In addition, interpretation of tax regulations requires us to exercise our judgment and taxing authorities or our independent registered public accounting firm may reach conclusions about the application of such regulations that differ from our conclusions. Our effective tax rate reflects the fact that income earned and reinvested outside the U.S. is generally taxed at local rates that can be higher or lower than U.S. tax rates or based on a different tax base than U.S. jurisdictions, as well as our ability to carry forward losses in certain jurisdictions from prior years to offset future profits. Changes to U.S. or international tax laws, regulations or interpretations could impact the tax treatment of our earnings and adversely affect our cash flows and financial results. For example, if such changes significantly increase the tax rates on non-U.S. income, our effective tax rate could increase, our financial results and cash flows could be negatively impacted, and if such increases were a result of our status as a U.S. corporation, we could be placed at a disadvantage to our non-U.S. competitors that are subject to lower local tax rates.

We are subject to audit in various jurisdictions, and these jurisdictions may assess additional taxes against us. Developments in an audit, litigation, or laws, regulations, administrative practices, principles, and interpretations could have a material effect on our operating results or cash flows. The final outcome of tax audits, investigations, and any related litigation could be materially different from our historical tax provisions and accruals.

Concentration of some of our resorts, sales centers and exchange destinations in particular geographic areas exposes our business to the effects of severe weather and other regional events in these areas.

Our business is susceptible to the effects of natural or man-made disasters, including earthquakes, windstorms, tornadoes, hurricanes, typhoons, tsunamis, volcanic eruptions, floods, drought, fires, oil spills, erosion and nuclear incidents, in the areas where some of our resorts, sales centers and exchange destinations are concentrated, such as Florida, California, South Carolina and Hawaii. Properties in these markets have had to close in the past, including for extended periods, in order to repair or assess damage caused by disasters. For example, we temporarily closed our resorts and sales centers last year as a result of wildfires in Maui. Depending on the severity of future disasters, the resulting damage could require closure of all or substantially all of our properties in one or more of these markets while we complete renovations. Our insurance may not cover all damages caused by any such event, including the loss of sales of VOIs at sales centers that are not fully operational. In 2023, our cost to insure our properties in these areas increased significantly. Our insurance costs may rise again in the future and coverage levels may decrease for properties in these areas as a result of the number and magnitude of recent natural disasters in these areas.

Our business is also susceptible to the effects of adverse economic developments in these areas, such as regional economic downturns, significant increases in the number of our competitors' products in these markets and potentially higher labor, real estate, tax or other costs in these geographic markets. Because of this geographic concentration of properties, we face a greater risk of a negative effect on our results of operations if these areas are affected by severe weather, man-made disasters or adverse economic and competitive conditions.

If we are not able to successfully identify, finance, integrate and manage costs related to acquisitions, our business operations and financial position could be adversely affected.

We have expanded in part through acquisitions of other businesses and may continue to do so in the future. Our acquisition strategy depends on our ability to identify, and the availability of, suitable acquisition candidates. We may incur costs in connection with proposed acquisitions, but may ultimately be unable or unwilling to consummate any particular proposed transaction for various reasons. In addition, acquisitions involve numerous risks, including risks that we will not be able to: successfully integrate acquired businesses in an efficient and cost-effective manner; properly measure or identify all risks associated with the acquisition; achieve anticipated benefits of an acquisition, including expected synergies; control potential increases in operating costs; manage geographically remote operations; successfully expand our system of internal controls or our technological infrastructure to include an acquired business; avoid potential disruptions in ongoing operations during an acquisition process or integration efforts; successfully enter markets in which we have limited or no direct experience, including foreign markets whose practices or laws may pose increased risk; and retain key employees, clients, vendors and business partners of the acquired businesses. Failure to achieve the anticipated benefits of any acquisition may adversely affect our financial condition, operating results and prospects. Acquisitions may also significantly increase our debt or result in dilutive issuances of our equity securities, impairments of goodwill or substantial amortization expenses associated with other intangible assets.

Our use of different estimates and assumptions in the application of our accounting policies could result in material changes to our reported financial condition and results of operations, and changes in accounting standards or their interpretation could significantly impact our reported results of operations.

Our accounting policies are critical to the manner in which we present our results of operations and financial condition. Many of these policies, including policies relating to the recognition of revenue and determination of cost of sales, are highly complex and involve many assumptions, estimates and judgments. We are required to review these assumptions, estimates and judgments regularly and revise them when necessary. Our actual results of operations vary from period to period based on revisions to these estimates. For example, in response to the COVID-19 pandemic, we increased our reserve for vacation ownership notes receivable due to higher default expectations and revised our estimates of the fair value of our reporting units, resulting in the impairment of goodwill. See the "Critical Accounting Estimates" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for further information. In addition, the regulatory bodies that establish accounting and reporting standards, including the SEC and the Financial Accounting Standards Board, periodically revise or issue new financial accounting and reporting standards that govern the preparation of our consolidated financial statements. Changes to these standards or their interpretation could significantly impact our reported results in future periods. See Footnote 2 "Summary of Significant Accounting Policies" to our Financial Statements for more information regarding changes in accounting standards that we recently adopted or expect to adopt in the future.

The growth of our business and execution of our business strategies depend on the services of our senior management and our associates.

Our business is based on successfully attracting and retaining talented associates. The market for highly skilled associates and leaders in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we are unable to retain management and other key associates, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. The departure of a key executive or associate or the failure to ensure an effective transfer of knowledge and a smooth transition upon such departure may be disruptive to the business and could hinder our strategic planning and execution.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing and frequently evolving scrutiny globally from customers, regulators, investors, employees and other stakeholders related to their environmental, social, and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, board and workforce diversity, labor conditions, human rights, and cybersecurity and data privacy. Third parties have also developed proprietary ratings or analyses of companies based on certain ESG metrics. ESG disclosure rules have been adopted by California and the European Union, and are being considered by the SEC. Increased ESG-related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or other stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and stock price, and result in penalties. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Our corporate responsibility initiatives and goals are based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. As we report on our corporate responsibility initiatives or goals, we may be subject to heightened reputational and operational risk and compliance costs related to these matters. Our control over resorts and properties that we manage is generally limited by the terms of the applicable management agreements. As a result, our ability to achieve some or all of our corporate responsibility initiatives or goals may be limited without additional support or action by the owners' associations of the vacation ownership resorts and properties we manage. Complying with increased regulations could increase our costs and adversely impact our results of operations. Our inability or failure to meet, or the perceived failure to meet, such stakeholders' expectations, as well as adverse incidents, could negatively impact our stock price, results of operations, or reputation and increase our cost of capital.

Risks related to our vacation ownership business.

The termination of our license agreements with Marriott International or Hyatt, or our rights to use their trademarks at our existing or future properties, could materially harm our business.

Our success depends, in part, on our relationships with Marriott International and Hyatt. These relationships are governed by various agreements, including long-term license agreements that expire between 2090 and 2095, subject to renewal. However, if we breach our obligations under a license agreement and remain in breach after the applicable notice and cure period, the applicable licensor may be entitled to terminate the license agreement and our rights to use its brands in connection with our businesses. In addition, if any of our properties does not meet applicable brand standards, the applicable licensor can terminate our right to use its trademarks at the subject properties.

The termination of our license agreements with Marriott International, Hyatt or their affiliates would materially harm our business and results of operations and materially impair our ability to market and sell our products and maintain our competitive position, and could have a material adverse effect on our financial position, results of operations or cash flows. Our inability to rely on the strength of the Marriott, Sheraton, Westin, or Hyatt brands to attract qualified prospects in the marketplace would likely cause our results of operations to decline and our marketing and sales expenses to increase. Our inability to market to guests in hotels affiliated with our licensors that are located near one of our sales locations or maintain our marketing relationships with Marriott International or Hyatt reservation centers would likely cause our sales to decline, which could adversely affect our financial condition and results of operations. In addition, we would not be able to use the brand websites as channels through which to rent available inventory, which would cause our rental revenue to decline materially.

Our license agreements also allow us to market directly to members of the customer loyalty programs associated with the Marriott, Sheraton, Westin and Hyatt brands, and offer points in such loyalty programs as premiums for related promotional offers. The termination of the license agreements with Marriott International or Hyatt would eliminate this valuable marketing channel.

We must obtain the applicable licensor's consent to use its trademarks in connection with properties we acquire or develop in the future. If our licensors do not consent to such use as required by the applicable license agreement, our ability to expand our business and remain competitive may be materially adversely affected.

Deterioration in the quality or reputation of the brands associated with our portfolio could adversely affect our market share, reputation, business, financial condition and results of operations.

We offer vacation ownership products and services under the Marriott, Sheraton, Westin, The Ritz-Carlton, and Hyatt brands. Our success depends in part on the continued success of Marriott International and Hyatt and their respective brands. If market recognition or the positive perception of Marriott International or Hyatt is reduced or compromised, the goodwill associated with these brands may be adversely affected, which may adversely affect our market share, reputation, business, financial condition or results of operations. The positioning and offerings of any of these brands or their related customer loyalty programs could change in a manner that adversely affects our business.

Marriott International or Hyatt could compete with our vacation ownership business in the future.

Under our license agreements with Marriott International, if other international hotel operators offer new products and services as part of their respective hotel businesses that may directly compete with our vacation ownership products and services, then Marriott International may also offer such new products and services, and use its trademarks in connection with such offers. Under the Hyatt license agreement, Hyatt may compete with us under certain circumstances, such as if we fail to meet certain performance standards or if Hyatt acquires a new hotel brand that Hyatt desires to license for timeshare and we are unsuccessful in negotiating such license rights pursuant to our right of first offer. If Marriott International or Hyatt offers new vacation ownership products and services as contemplated under certain circumstances under their respective license agreements, they may compete directly with our vacation ownership products and services, and we may not be able to distinguish our vacation ownership products and services from those offered by Marriott International or Hyatt. Our ability to remain competitive and to attract and retain owners depends on our success in distinguishing the quality and value of our products and services from those offered by others. If we cannot compete successfully in these areas, this could limit our operating margins, diminish our market share and reduce our earnings.

If a branded hotel property co-located with one of our resorts ceases to be affiliated with the same brand as our resort or a related brand, our business could be harmed.

Approximately 25% of our Vacation Ownership segment resorts are co-located with same-branded or affiliated hotel properties. If a branded hotel property with which one of our resorts is co-located ceases to be operated by or affiliated with the same brand as our resort, which has happened in the past, we could lose benefits such as sharing amenities, infrastructure and staff, integration of services, and other cost efficiencies. Our owners could lose access to the more varied and elaborate amenities that are generally available at the larger campus of an integrated vacation ownership and hotel resort. We expect our overhead and operating costs for such resorts would increase. We could also lose our on-site access to hotel customers, including brand customer loyalty program members, at such resorts, which is a cost-effective marketing channel for our vacation ownership products, and our sales may decline.

We may not have inventory available for sale when needed or we may have excess inventory.

We may enter into capital-efficient transactions to source inventory in which third parties agree to deliver completed units to us at pre-agreed prices in the future. These transactions expose us to additional risk as we will not control development activities or timing of development completion. If our counterparties default on their obligations, or exercise their right to sell inventory to a different buyer, we may not acquire the inventory we expect on time or at all, or it may not be within agreed upon specifications. If we cannot obtain inventory from alternative sources on a timely basis, we may not be able to achieve sales forecasts. Conversely, if we procure or commit to procure inventory based on an expected sales plan and fail to achieve that plan, we could have excess inventory, potentially negatively impacting our margins and results of operations.

The sale of VOIs in the secondary market by existing owners could cause our sales revenues, margins, and results of operations to decline.

Sales of VOIs by existing owners, which are typically at lower prices than the prices at which we would sell interests, can create pricing pressure on our sale of vacation ownership products and cause our sales revenues, margins and results of operations to decline. In addition, unlawful or deceptive third-party VOI resale schemes involving interests in our resorts could damage our reputation and brand value and adversely impact our sales revenues and results of operations. Development of a more robust secondary market may also cause the volume of lower-cost VOI inventory that we are able to repurchase to supplement our inventory needs to decline, which could adversely impact our development margin.

Borrower defaults on the vacation ownership notes receivable our business generates could reduce our results of operations and cash flows.

In connection with our vacation ownership business, we provide loans to purchasers to finance their purchase of VOIs. Accordingly, we are subject to the risk that those borrowers may default on the financing that we provide. The risk of borrower defaults may increase due to man-made or natural disasters or a recession or other economic downturn, which cause financial hardship for borrowers. The risk of borrower defaults may also increase if we do not evaluate accurately the creditworthiness of the customers to whom we extend financing or due to the influence of timeshare relief firms. Borrower defaults have caused, and may continue to cause, us to foreclose on vacation ownership notes receivable and reclaim ownership of the financed interests, both for loans that we have not securitized and in our role as servicer for the vacation ownership notes receivable we have securitized through the ABS market or the Warehouse Credit Facility. If default rates for our borrowers increase, we have been required, and may in the future be required, to increase our reserve on vacation ownership notes receivable, which would reduce our earnings.

If default rates increase beyond current projections and result in higher than expected foreclosure activity, our results of operations would be adversely affected. Borrower defaults could impact our ability to secure ABS or warehouse credit facility financing on terms that are acceptable to us, or at all. In addition, the transactions in which we have securitized vacation ownership notes receivable contain certain portfolio performance requirements related to default and delinquency rates, which, if not met, would result in loss or disruption of cash flow until portfolio performance sufficiently improves to satisfy the requirements. Also, if a purchaser of a VOI defaults on the related loan during the early part of the amortization period, we may not have recovered the marketing, selling and general and administrative costs associated with the sale of that VOI. If we are unable to recover any of the principal amount of the loan from a defaulting borrower, or if the allowances for losses from such defaults are inadequate, the revenues and profits that we derive from the vacation ownership business could be reduced materially.

Our points-based product forms expose us to an increased risk of temporary inventory depletion.

Selling VOIs in a system of resorts under a points-based business model increases the risk of temporary inventory depletion. Currently, our VOI sales are made primarily through a limited number of trust entities that issue VOIs. These structures can lead to a temporary depletion of inventory available for sale caused by: (1) delayed delivery of inventory under construction by us or third parties; (2) delayed receipt of required governmental registrations of inventory for sale; or (3) significant unanticipated increases in sales pace. If the inventory available for sale for a particular trust were to be depleted before new inventory is added and available for sale, we would be required to temporarily suspend sales until inventory is replenished or shift to selling an alternative product, which may increase marketing and sales costs and lower volume per guest ("VPG"). Our efforts to avoid the risk of temporary inventory depletion by maintaining a surplus supply of completed inventory based on our forecasted sales pace, and by employing other mitigation strategies such as accelerating completion of resorts under construction, acquiring VOIs on the secondary market, or reducing sales pace by adjusting prices or sales incentives, may not be successful. A depletion of VOI inventory could decrease our financing revenues generated from purchasers of VOIs and fee revenues generated by providing club, management, exchange, sales, and marketing services. In addition, any temporary suspension of sales due to lack of inventory could reduce our cash flow and have a negative impact on our results of operations.

Our development activities expose us to project cost and completion risks.

Our project development activities entail risks that may cause project delays or increased project costs and therefore may adversely impact our results of operations, cash flows and financial condition, including:

- construction delays or cost overruns;
- shortages of skilled labor;
- claims for construction defects, including claims by purchasers and owners' associations;
- the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues;
- an inability to timely obtain required governmental permits and authorizations;
- compliance with zoning, building codes and other local regulations;
- performance by third parties involved in the financing and development of our projects;
- the cost or availability of raw materials; and
- interference of weather-related, geological or other events, such as hurricanes, earthquakes, floods, tsunamis, fires, and volcanic eruptions.

Our resort management business may be adversely affected by the loss of management contracts, failure of resorts to comply with brand standards, increased maintenance fees and disagreements with owners.

Owners of our VOIs are required to pay maintenance fees to maintain and refurbish the vacation ownership properties and keep them in compliance with brand standards. If a resort fails to comply with applicable brand standards, the applicable licensor could terminate our rights to use its trademarks at the resort, which would result in the loss of management fees, decreased customer satisfaction, and impairment of our ability to market and sell our products at the non-compliant locations. Increases in maintenance fees to keep pace with operating expenses, maintenance and other costs may make our products less desirable, which could negatively impact sales and cause an increase in defaults on our vacation ownership notes receivable portfolio. If the owners' associations that we manage are unable to collect sufficient maintenance fees to cover operating and maintenance costs, the related resorts may have to close or file for bankruptcy, which may result in termination of our management agreements. We may also lose resort management contracts if they are not renewed when they expire, or the contract terms may be renegotiated in a manner adverse to us. The loss or renegotiation of a significant number of our management contracts may adversely affect our cash flows and results of operations.

From time to time, disagreements arise between us and the owners of VOIs and owners' associations. For example, owners of our VOIs have disagreed, and may in the future disagree, with changes we make to our products or programs. Sometimes, disagreements with VOI owners and owners' associations result in litigation and the loss of management contracts. If any such litigation results in a significant adverse judgment or settlement, we could suffer significant losses, our margins and results of operations could be reduced, our reputation could be harmed and our future ability to operate our business could be constrained.

Damage to, or other potential losses involving, properties that we own or manage may not be covered by insurance.

We procure insurance for general liability, property, business interruption, directors and officers liability, and other insurable risks with respect to our business operations and as customarily carried by companies in the hospitality industry. Market forces beyond our control may limit the scope, terms, and conditions of the insurance coverage we are able to obtain or our ability to obtain coverage at reasonable rates, which may affect our ability to maintain customary insurance coverages and deductibles at acceptable costs. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes, wildfires, and floods, or terrorist acts, may be uninsurable or the price of coverage for such losses may be too expensive to justify obtaining insurance. The effects of climate change, such as increased storm intensity and rising temperatures or sea levels over time, may also increase the cost of property insurance and decrease our coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost property or property of owners of VOIs or third party liability. In some cases, insurance may not provide a recovery for any part of a loss due to deductibles/retentions, policy limits, coverage limitations, uninsured parts of a loss or other factors. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated under guarantees or other financial obligations related to the property. In addition, we could lose the management contract for the property and, to the extent such property operates under a licensed brand, the property may lose operating rights under the associated brand. We may also incur liabilities or losses in the operation of our business that are only partially covered by insurance, or not covered at all. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our exchange and third-party management business.

Our Exchange & Third-Party Management business depends on relationships with developers, members and others, and any adverse changes in these relationships could adversely affect our business, financial condition, and results of operations.

Our Interval International business depends on vacation ownership developers for new members and on members and participants to renew their existing memberships and otherwise engage in transactions. Developers and members also supply resort accommodations for use in exchanges and Getaways. Our third-party management business depends on relationships with vacation property and hotel owners.

If we are unable to negotiate new affiliation agreements with resort developers or secure renewals with existing members or developers in our Interval Network, as has occurred in the past, the number of new and existing members, the supply of resort accommodations available through our exchange network and related revenue could decrease. The failure to secure the renewal of affiliation agreements with developers with corporate member relationships, where the developer renews Interval International membership fees for all of its active owners, has a greater adverse effect. The loss or renegotiation on less favorable terms of several of our largest affiliation agreements could materially adversely impact our financial condition and results of operations. Our ability to maintain affiliation agreements with resort developers is also impacted by consolidation in the vacation ownership industry.

In addition, we depend on third parties to make certain benefits available to members of the Interval International exchange network. The loss of such benefits could result in a decrease in the number of Interval International members, which could have a material adverse effect on our business, financial condition and results of operations.

Similarly, the failure of our third-party management business to maintain existing or negotiate new management agreements with vacation property and hotel owners, as a result of the sale of property to third parties, contract disputes or otherwise, or the failure of vacationers to book vacation rentals through our businesses would result in a decrease in related revenue, which would have an adverse effect on our business, financial condition and results of operations.

Insufficient availability of exchange inventory may adversely affect our results of operations.

Our exchange network's transaction levels depend on the supply of inventory in the system and demand for the available inventory. Exchange inventory is deposited in the system by members, or by developers on behalf of members, to support current or anticipated exchanges. Inventory supply and demand for specific regions and on a broader scope are influenced by a variety of factors, such as: economic conditions; health and safety concerns, including concerns and travel restrictions relating to Health Crises such as the COVID-19 pandemic; the occurrence or threat of natural disasters and severe weather; and owner decisions to travel to their home resort/vacation club system or otherwise not deposit exchange inventory. The factors that affect demand for specific destinations could significantly reduce the number of accommodations available in such areas for exchanges. The level of inventory in our system also depends on the number of developers whose resorts are in our exchange network, and the numbers of members of such resorts. The number of developers affiliated with our exchange network may decrease for a variety of reasons, such as consolidation and contraction in the industry and competition. If inventory supply and demand do not keep pace, transactions may decrease or we may purchase additional inventory to fulfill the demand, both of which could negatively affect our results of operations.

Risks related to our indebtedness.

Our indebtedness may restrict our operations.

As of December 31, 2023, we had approximately $3 billion of total corporate indebtedness outstanding and could borrow an additional $621 million under a revolving corporate credit facility with a borrowing capacity of $750 million (the "Revolving Corporate Credit Facility"). The credit agreement that governs our corporate credit facility ("Corporate Credit Facility") and the indentures that govern our various senior notes impose significant operating and financial restrictions on us, which among other things limit our ability and the ability of certain of our subsidiaries to incur debt, pay dividends and make other restricted payments, make loans and investments, incur liens, sell assets, enter into affiliate transactions, enter into agreements restricting certain subsidiaries' ability to pay dividends and consolidate, merge or sell all or substantially all of their assets. All of these covenants and restrictions limit how we conduct our business. The Corporate Credit Facility also requires us to maintain a specified leverage ratio. These restrictions could restrict our flexibility to react to changes in our businesses, industries and economic conditions and increase borrowing costs.

We must dedicate a portion of our cash flow from operations to debt servicing and repayment of debt, which reduces funds available for strategic initiatives and opportunities, dividends, share repurchases, working capital, and other general corporate needs. It also increases our vulnerability to the impact of adverse economic and industry conditions.

If we are unable to comply with our debt agreements, or to raise additional capital when needed, our business, cash flow, liquidity, and results of operations could be harmed.

Our ability to make scheduled cash payments on and to refinance our indebtedness depends on our ability to generate significant operating cash flow in the future, which, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness.

In addition, our credit ratings will impact the cost and availability of future borrowings and, accordingly, our cost of capital. Downgrades in our ratings could adversely affect our businesses, cash flows, financial condition, operating results and share and debt prices, as well as our obligations with respect to our capital efficient inventory acquisitions.

Failure to make scheduled cash payments on our existing debt, or to comply with the restrictive covenants and other requirements in our debt agreements, could result in an event of default, which, if not cured or waived, could result in acceleration of our debt repayment obligations. We may not have sufficient cash to repay any accelerated debt obligations, which would immediately and materially harm our business, results of operations and financial condition.

We may be required to raise additional capital to refinance our existing debt, or to expand or support our operations. Our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings, and the outlook for our industry as a whole. The terms of future debt agreements could include more restrictive covenants or require incremental collateral, which may further restrict our business operations or adversely affect our ability to obtain additional financing. There is no guarantee that debt or equity financings will be available in the future on terms favorable to us or at all. If we are unable to access additional funds on acceptable terms, we may have to adjust our business operations, and our ability to acquire additional vacation ownership inventory, repurchase VOIs, or make other investments in our business could be impaired, any of which may adversely affect our cash flows and results of operations.

We may incur substantially more debt, which could exacerbate further the risks associated with our leverage.

We and our subsidiaries may incur substantial additional indebtedness in the future, including secured indebtedness, as well as obligations that do not constitute indebtedness as defined in our debt agreements. To the extent that we and our subsidiaries incur additional indebtedness or such other obligations, the risks associated with our substantial indebtedness described above will increase.

If the default rates or other credit metrics underlying our vacation ownership notes receivable deteriorate, our vacation ownership notes receivable securitization program and VOI financing program could be adversely affected.

Our vacation ownership notes receivable portfolio performance and securitization program could be adversely affected if any vacation ownership notes receivable pool fails to meet certain ratios, which could occur if the default rates or other credit metrics of the underlying vacation ownership notes receivable deteriorate. Default rates may deteriorate due to many different reasons, including those beyond our control, such as financial hardship of purchasers. In addition, if we offer loans to our customers with terms longer or different than those generally offered in the industry, our ability to securitize those loans may be adversely impacted. Instability in the credit markets may impact the timing and volume of the vacation ownership notes receivable that we are able to securitize, as well as the financial terms of such securitizations. If ABS issued in our securitization programs are downgraded by credit agencies in the future, our ability to complete securitization transactions on acceptable terms or at all could be jeopardized, and we could be forced to rely on other potentially more expensive and less attractive funding sources, to the extent available.

We are subject to risks relating to our convertible notes.

Holders of our convertible notes may convert the convertible notes after the occurrence of certain dates or events. See Footnote 16 "Debt" to our Financial Statements for additional information. If any holders elect to convert their convertible notes, we may elect to settle all or a portion of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

The way we account for our convertible notes may impact our financial results and the market price of our common stock. For example, in 2022, we adopted a new accounting standard that requires the use of the "if-converted" method for calculating diluted earnings per share, which resulted in the reduction of our reported diluted earnings per share. See Footnote 16 "Debt" and Footnote 2 "Summary of Significant Accounting Policies" to our Financial Statements for additional information regarding the accounting for our convertible notes.

We are subject to risks relating to our convertible note hedges and warrants.

In connection with the convertible notes, we entered into privately negotiated convertible note hedges to reduce potential dilution to our common stock and offset cash payments we must make in excess of the principal amount, in each case, upon any conversion of convertible notes. We also issued warrants to the hedge counterparties. The warrants could have a dilutive effect on our shares of common stock to the extent that the market price per share exceeds the applicable strike price of the warrants on one or more of the applicable expiration dates. Alternatively, if settled in cash, the warrants could have a negative impact on cash flow and liquidity.

In connection with establishing their initial hedges of the convertible note hedges and the warrants, the hedge counterparties and their respective affiliates advised us that they expected to purchase shares of our common stock in secondary market transactions and enter into various derivative transactions with respect to our common stock. These parties may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and buying or selling our common stock in the secondary market. Any of these activities could cause or prevent an increase or a decline in the market price of our common stock.

We are subject to the risk that one or more of the hedge counterparties may default under the convertible note hedges. If any of the hedge counterparties become subject to insolvency proceedings, we will become an unsecured creditor with a claim equal to our exposure at that time under our transactions with such counterparties. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock. In addition, upon a default by a hedge counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock.

Risks related to ownership of our common stock.

Our share repurchase program may not enhance long-term stockholder value and could increase the volatility of the market price of our common stock and diminish our cash.

Our share repurchase program does not obligate us to repurchase any shares of our common stock. The timing and amount of any repurchases depend upon several factors, including market conditions, business conditions, statutory and contractual restrictions, the trading price of our common stock and the nature of other investment opportunities available to us. In addition, repurchases of our common stock could affect our stock price and increase its volatility. The existence of a share repurchase program could cause our stock price to be higher than it would be absent the program and could reduce market liquidity for our stock. Use of our funds to repurchase shares could diminish our cash reserves, which may impact our ability to finance growth, pursue strategic opportunities, and discharge liabilities. Our share repurchases may not enhance stockholder value because the market price of our common stock may decline below the prices at which we repurchased shares and short-term stock price fluctuations could reduce the program's effectiveness.

Our ability to pay dividends on our stock is limited.

We may not declare or pay dividends in the future at any particular rate or at all. Our Board makes all decisions regarding our payment of dividends, subject to an evaluation of our financial condition, results of operations and capital requirements, as well as applicable law, regulatory and contractual constraints, industry practice and other business considerations that our Board considers relevant. Certain of the agreements governing our indebtedness restrict our ability and the ability of our subsidiaries to pay dividends, and the terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. The payment of certain cash dividends may also result in an adjustment to the conversion rate of the Convertible Notes and related warrants in a manner adverse to us. We may not have sufficient surplus under Delaware law to be able to pay any dividends, which may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves.

Anti-takeover provisions in our organizational documents, Delaware law and in certain of our agreements could delay or prevent a change in control.

Provisions of our Charter and Bylaws, as well as provisions in the agreements with our licensors, may delay or prevent a merger or acquisition that a stockholder may consider favorable. For example, our Charter and Bylaws require advance notice for stockholder proposals and nominations, place limits on convening stockholder meetings and authorize our Board of Directors to issue one or more series of preferred stock. Delaware law also restricts some business combinations between any holder of 15% or more of our outstanding common stock and us. The fact that these provisions and statutory restrictions may discourage acquisition proposals or delay or prevent a change in control could harm our stock price. Delaware law also restricts some business combinations between any holder of 15% or more of our outstanding common stock and us.

Further, a change in control could result in an acceleration of our obligations under the Corporate Credit Facility or the indentures that govern our senior notes. The threat of our debt being accelerated in connection with a change in control could make it more difficult for us to attract potential buyers or to consummate a change in control transaction that would otherwise be beneficial to our stockholders.

Risks related to the Vistana Spin-Off.

The ILG Acquisition could result in material liability if it causes the Vistana Spin-Off to be taxable.

In connection with Vistana's spin-off from Starwood and acquisition by ILG (the "Vistana Spin-Off"), ILG and Vistana entered into a Tax Matters Agreement that restricts them from actions or omissions that would cause the Vistana Spin-Off to become taxable. Failure to adhere to these restrictions, including in certain circumstances that may be outside of our control, could result in tax being imposed on Starwood or its stockholders for which we may be obligated to indemnify Starwood. Even if we are not responsible for such tax liabilities under the Tax Matters Agreement, we may be liable under applicable tax law for such liabilities if Starwood fails to pay such taxes. For two years after the Vistana Spin-Off, the Tax Matters Agreement prohibited Vistana and ILG from taking certain actions involving their stock or Vistana's assets because the Vistana Spin-Off would be taxable to Starwood (but not to Starwood stockholders) pursuant to Section 355(e) of the Internal Revenue Code if there was a direct or indirect 50% or greater change in Vistana's ownership as part of a plan or series of related transactions including the Vistana Spin-Off. The Vistana acquisition was not expected to violate this rule because Starwood stockholders held over 50% by vote and value of ILG stock (and, thus, indirectly, of Vistana) immediately after the Vistana acquisition. However, the ILG Acquisition diluted the indirect ownership of Vistana by its former stockholders below 50%. We received an opinion from KPMG LLP that entering into the ILG Acquisition would not affect the tax-free status of the Vistana Spin-Off; however, this opinion does not bind the Internal Revenue Service (the "IRS") or any court. If the IRS asserts that the ILG Acquisition is part of a plan or series of related transactions including the Vistana Spin-Off and the Vistana acquisition, and this assertion is sustained, the Vistana Spin-Off would be subject to the application of Section 355(e) of the Code, and we would be liable to indemnify Starwood (or Marriott International) for any resulting tax liability pursuant to the Tax Matters Agreement.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

We maintain a cybersecurity program designed to protect our information, and that of our customers, against cybersecurity threats that may result in adverse effects on the confidentiality, integrity, and availability of our information systems.

Governance

Board of Directors

Our Board is responsible for overseeing our processes for assessing and managing enterprise risk, including with respect to cybersecurity. The Board considers our risk profile when reviewing our annual business plan and incorporates risk assessment into its decisions.

Our Board has delegated the primary responsibility for oversight of cybersecurity risk to the Audit Committee. The Audit Committee regularly reviews our cybersecurity and data security risks and mitigation strategies. At least twice each year, the Audit Committee receives reports and presentations from members of our team responsible for overseeing our cybersecurity risk management, including our Senior Vice President, Global Information Security ("SVP-GIS") and our Executive Vice President and Chief Information Officer ("EVP-CIO"), and periodically receives reports and presentations from third parties. These reports may address a wide range of topics, including recent developments, evolving standards, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties. The Audit Committee reports to the Board on data protection and cybersecurity matters. We also have protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported to the Audit Committee in a timely manner.

Management

We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the escalation of certain cybersecurity incidents.

At the management level, our SVP-GIS is responsible for the assessment and management of risks from cybersecurity threats. Our SVP-GIS has extensive cybersecurity knowledge and skills gained from over 20 years of work experience at the Company and elsewhere and maintains several certifications, including Certified Information Systems Security Professional ("CISSP") from ISC Squared and Certified Information Security Manager ("CISM") from the Informations Systems Audit and Control Association ("ISACA"). Our SVP-GIS leads the team responsible for implementing, monitoring and maintaining cybersecurity and data protection policies and practices across our business and reports directly to our EVP-CIO. Our SVP-GIS's direct reports include a number of experienced information security leaders responsible for various aspects of our security program, each of whom is supported by a team of experienced cybersecurity professionals.

The functions that report to our SVP-GIS include: cybersecurity risk management, Payment Card Industry compliance, and security testing; operation of protective security tools and systems; security monitoring, incident response, and digital forensics; security research and development and support for information technology and security functions.

Our SVP-GIS works closely with our Law Department and regularly engages expert consultants and other third parties to assist with assessing, identifying, and managing cybersecurity risks and to oversee compliance with legal, regulatory and contractual security requirements. The EVP-CIO and SVP-GIS also periodically attend Audit Committee meetings to report on any material developments.

Risk Management and Strategy

We employ systems and processes designed to oversee, identify, and reduce the potential impact of a security incident at a third-party vendor, service provider or customer or otherwise implicating the third-party technology and systems we use. Our processes and systems include automated tools and technical safeguards managed and monitored by our cybersecurity team. We currently carry cybersecurity insurance, however, we cannot assure you that we will be able to maintain such policies in the future or that they will be sufficient to cover all potential cybersecurity events or losses we incur in connection with such events.

We require our associates to receive annual training on our information security policies. This may include, but is not limited to, training regarding information classification and handling, data privacy, physical security, phishing, malware and ransomware, social engineering, identifying and reporting information security incidents, and secure credit card handling, as well as additional topics based on job roles and responsibilities. We also maintain written information security policies and procedures that apply to the entire Company and third parties who handle our data or have access to our information technology systems. These policies and procedures establish the framework for our information security program and cover topics such as acceptable use of information systems, security risk management, access management, audit and logging, patching, and security requirements for numerous technologies. These policies and procedures are reviewed at least annually, updated as necessary and integrated into employee training programs and our contracting process. We are also subject to the Payment Card Industry Data Security Standard and we perform an annual self-assessment according to the requirements set forth by the Payment Card Industry Security Standards Council.

Incident Response

We have adopted an Incident Response Plan (the "IRP") that applies in the event of a cybersecurity threat or incident to provide a standardized framework for responding to cybersecurity incidents. The IRP sets out a coordinated approach to investigating, containing, documenting and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. The IRP applies to all Company personnel (including third-party contractors, vendors and partners) that perform functions or services that require access to secure Company information, and to all devices and network services that are owned or managed by the Company. The IRP is practiced through walkthroughs and tabletop exercises on at least an annual basis.

The SVP-GIS is responsible for maintaining our IRP. Potentially significant threats are escalated to an interdisciplinary data breach response team (the "DBRT"), which is led our EVP-CIO and co-chaired by the SVP-GIS, our head of data privacy and a representative from our Law Department. The DBRT is responsible for oversight and handling of significant security threats, incidents, and issues that involve data loss or operational impact to our business through a documented process. Potentially material cyber events are escalated by our EVP-CIO to executive management and reviewed with members of the Company's Disclosure Committee.

Material Cybersecurity Risk, Threats & Incidents

Routinely, we partner with and use third-party service providers and products that host, manage, or control sensitive data. We and the companies we work with have experienced cybersecurity threats to our data and systems, including ransomware and other forms of malware and computer virus attacks, unauthorized access, systems failures and temporary disruptions. For example, in June 2018, we identified forged and fraudulently induced electronic payment disbursements we made to third-parties in an aggregate amount of $10 million resulting from unauthorized third-party access to our email system. Risks from cybersecurity threats, including as a result of such previous incident, have not materially affected us, including our business strategy, results of operations or financial condition for the periods covered by this Annual Report, and we do not believe that such risks are reasonably likely to have such an effect over the long term. Additional information on cybersecurity risks we face can be found in Part I, Item 1A "Risk Factors" of this Annual Report under the heading "Failure to maintain the integrity of internal or customer data or to protect our information systems from cyber-attacks could disrupt our business, damage our reputation, and subject us to costs, fines or lawsuits," which should be read in conjunction with the foregoing information.

Item 2.   Properties

As of December 31, 2023, our vacation ownership portfolio consisted of approximately 120 properties in the United States and thirteen other countries and territories. These properties are described in Part I, Item 1, "Business" of this Annual Report. Except as indicated in Part I, Item 1, "Business," we own unsold inventory at these properties. We also own, manage or lease golf courses, fitness, spa and sports facilities, undeveloped and partially developed land and other common area assets at some of our resorts in our Vacation Ownership segment, including resort lobbies and food and beverage outlets.

In addition, we own or lease our regional offices and sales centers, both in the United States and internationally. In 2020, we entered into a finance lease agreement for our new corporate headquarters office building in Orlando, Florida. The lease for the new building commenced for accounting purposes during the first quarter of 2023, upon the substantial completion of construction. In the fourth quarter of 2023, we relocated from our former corporate headquarters to our new corporate headquarters office building. See Footnote 14 "Leases" for additional information.

Item 3.   **Legal Proceedings**

Currently, and from time to time, we are subject to claims in legal proceedings arising in the normal course of business, including, among others, the legal actions discussed under "Loss Contingencies" in Footnote 13 "Contingencies and Commitments" to our Financial Statements. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, cash flows, or overall trends in results of operations, legal proceedings are inherently uncertain, and unfavorable rulings could, individually or in the aggregate, have a material adverse effect on our business, financial condition, or operating results.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information and Dividends

Our common stock currently is traded on the New York Stock Exchange, or the "NYSE," under the symbol "VAC." We currently expect to pay quarterly cash dividends in the future, but any future dividend payments will be subject to Board approval, which will depend on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board of Directors considers relevant. In addition, our Corporate Credit Facility and the indentures governing our senior notes contain restrictions on our ability to pay dividends, and the terms of agreements governing any debt that we may incur in the future may also limit or prohibit the payment of dividends. The payment of certain cash dividends may also result in an adjustment to the conversion rate of our convertible notes in a manner adverse to us. Accordingly, there can be no assurance that we will pay dividends in the future at any particular rate or at all.

Holders of Record

On February 21, 2024, there were 22,402 holders of record of our common stock.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Plans or Programs[1][2]
October 1, 2023 – October 31, 2023	176,000	$ 93.40	176,000	$ 459,314,827
November 1, 2023 – November 30, 2023	134,000	$ 79.55	134,000	$ 448,655,123
December 1, 2023 – December 31, 2023	121,000	$ 83.15	121,000	$ 438,594,526
Total	431,000	$ 86.22	431,000	$ 438,594,526

[1] On September 13, 2021, our Board of Directors authorized a share repurchase program under which we were authorized to purchase shares of our common stock for an aggregate purchase price not to exceed $250 million, prior to December 31, 2022. On February 22, 2022, we announced that our Board of Directors authorized the repurchase of up to an additional $300 million of our common stock and extended the term of our share repurchase program to March 31, 2023. On August 1, 2022, we announced that our Board of Directors authorized the repurchase of up to an additional $500 million of our common stock and extended the term of our share repurchase program to June 30, 2023. On May 11, 2023, we announced that our Board of Directors increased the then-remaining authorization to authorize purchases of up to $600 million of our common stock and extended the term of our share repurchase program to December 31, 2024.

[2] The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. See Footnote 17 "Stockholders' Equity" to our Financial Statements for further information. All dollar amounts presented exclude such excise tax, as applicable.

Performance Graph



The above graph compares the relative performance of our common stock, the S&P MidCap 400 Index (which has included our common stock since our acquisition of ILG), and the S&P Composite 1500 Hotels, Resorts & Cruise Lines Index. The graph assumes that $100 was invested in our common stock and each index on December 31, 2018. The stock price performance reflected above is not necessarily indicative of future stock price performance. The foregoing performance graph is being furnished as part of this Annual Report solely in accordance with the requirement under Rule 14a-3(b)(9) to furnish our stockholders with such information, and therefore, shall not be deemed to be filed or incorporated by reference into any filings by the Company under the Securities Act of 1933, as amended, or the Exchange Act.

Item 6.   **Reserved**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Forward-Looking Statements

You should read the following discussion of our results of operations and financial condition together with our audited historical consolidated financial statements and accompanying notes in Part II, "Item 8. Financial Statements and Supplementary Data," and Part I, "Item 1. Business," of this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those we discuss in the sections of this Annual Report entitled "Risk Factors" and "Special Note About Forward-Looking Statements."

Our consolidated financial statements, which we discuss below, reflect our historical financial condition, results of operations and cash flows. The financial information discussed below and included in this Annual Report may not, however, necessarily reflect what our financial condition, results of operations and cash flows may be in the future.

Our discussion and analysis of fiscal year 2023 to fiscal year 2022 is included herein. Our discussion and analysis of fiscal year 2022 to fiscal year 2021 has been omitted from this Form 10-K and can be found in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the Securities and Exchange Commission on February 27, 2023.

Business Overview

We are a leading global vacation company that offers vacation ownership, exchange, rental, and resort and property management, along with related businesses, products and services. Our business operates in two reportable segments: Vacation Ownership and Exchange & Third-Party Management.

Our Vacation Ownership segment includes a diverse portfolio of resorts that includes some of the world's most iconic brands licensed under exclusive long-term relationships. We are the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club, Grand Residences by Marriott, Sheraton Vacation Club, Westin Vacation Club, and Hyatt Vacation Club brands, as well as under Marriott Vacation Club Pulse, an extension of the Marriott Vacation Club brand. We are also the exclusive worldwide developer, marketer and seller of vacation ownership and related products under The Ritz-Carlton Club brand, and we have the non-exclusive right to develop, market and sell whole ownership residential products under The Ritz-Carlton Residences brand. We also have a license to use the St. Regis brand for specified fractional ownership products.

Our Vacation Ownership segment generates most of its revenues from four primary sources: selling vacation ownership products; managing vacation ownership resorts, clubs and owners' associations; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory.

Our Exchange & Third-Party Management segment includes an exchange network and membership programs, as well as the provision of management services to other resorts and lodging properties. Exchange & Third-Party Management revenue generally is fee-based and derived from membership, exchange and rental transactions, property and owners' association management, and other related products and services. In April 2022, we disposed of VRI Americas after determining that the business was not a core component of our future growth strategy and operating model. This business was a component of our Exchange & Third-Party Management segment through the date of the sale.

Corporate and other represents that portion of our results that are not allocable to our segments, including those relating to Consolidated Property Owners' Associations.

Integration of Marriott-, Sheraton- and Westin- Branded Vacation Ownership Products

In 2016, Marriott International purchased Starwood Hotels and Resorts Worldwide, Inc., which at the time exclusively licensed the Sheraton and Westin vacation ownership brands to Legacy-ILG. Part of the rationale for our acquisition of ILG in 2018 was to achieve operating efficiencies and business growth by leveraging the brands licensed by Marriott International and its subsidiaries to us and to ILG. In August 2022, we launched Abound by Marriott Vacations, an owner benefit and exchange program which affiliates the Marriott, Sheraton and Westin vacation ownership brands to offer similar benefits to owners of our products under these brands. Under this program, owners of Marriott-, Sheraton- and Westin-branded VOIs can access over 90 resorts under the Marriott Vacation Club, Sheraton Vacation Club and Westin Vacation Club brands using a common currency. The program also harmonizes fee structures and owner benefit levels and has allowed us to transition most of our Legacy-ILG sales galleries to sell our Marriott Vacation Club Destinations product. Further, in late 2022, we added certain Sheraton- and Westin- branded VOIs to the Marriott Vacation Club Destinations product.

Significant Accounting Policies Used in Describing Results of Operations

Sale of Vacation Ownership Products

We recognize revenues from the sale of vacation ownership products (also referred to as "VOIs") when control of the vacation ownership product is transferred to the customer and the transaction price is deemed collectible. Based upon the different terms of our contracts with the customer and business practices, control of the vacation ownership product has historically transferred to the customer at different points in time for each brand of VOIs. In the third quarter of 2022, we aligned our business practices and contract terms for the sale of vacation ownership products (the "Contract Alignment"), resulting in the prospective change in the timing of the transfer of control to the customer for Marriott-branded VOIs. Prior to these changes, control transfer occurred at closing for Marriott-branded vacation ownership products. Subsequent to the Contract Alignment, transfer of control of Marriott-branded vacation ownership products occurs at expiration of the statutory rescission period, consistent with the historical timing of Sheraton- and Westin- branded transactions. Marriott-branded VOI sales contracts executed prior to these modifications have been accounted for with transfer of control of the VOI occurring at closing. Control transfer for Hyatt Vacation Club VOIs occurs at expiration of the statutory rescission period, except that control transfer for VOIs derived from Legacy-Welk continues to occur at closing.

Sales of vacation ownership products may be made for cash or we may provide financing. In addition, we recognize settlement fees associated with the transfer of vacation ownership products and commission revenues from sales of vacation ownership products on behalf of third parties, which we refer to as "resales revenue."

We also provide sales incentives to certain purchasers. These sales incentives typically include Marriott Bonvoy points, World of Hyatt points or an alternative sales incentive that we refer to as "plus points." Plus points are redeemable for stays at our resorts or for use in other third-party offerings, generally up to two years from the date of issuance.

Finally, as more fully described in "*Financing*" below, we record the difference between the contract receivable or vacation ownership note receivable and the consideration to which we expect to be entitled (also known as a vacation ownership notes receivable reserve or a sales reserve) as a reduction of revenues from the sale of vacation ownership products at the time we recognize revenues from a sale.

We report, on a supplemental basis, contract sales for our Vacation Ownership segment. Contract sales consist of the total amount of vacation ownership product sales under contract signed during the period where we have generally received a down payment of at least ten percent of the contract price, reduced by actual rescissions during the period, inclusive of contracts associated with sales of vacation ownership products on behalf of third-parties, which we refer to as "resales contract sales." In circumstances where a customer applies any or all of their existing ownership interests as part of the purchase price for additional interests, we include only the incremental value purchased as contract sales. Contract sales differ from revenues from the sale of vacation ownership products that we report on our income statements due to the requirements for revenue recognition described above. We consider contract sales to be an important operating measure because it reflects the pace of sales in our business.

Cost of vacation ownership products includes costs to acquire, develop and construct our projects (also known as real estate inventory costs), other non-capitalizable costs associated with the overall project development process and settlement expenses associated with the closing process. For each project, we expense real estate inventory costs in the same proportion as the revenue recognized. Consistent with the applicable accounting guidance, to the extent there is a change in the estimated sales revenues or inventory costs for the project in a period, a non-cash adjustment is recorded on our income statements to true-up costs in that period to those that would have been recorded historically if the revised estimates had been used. These true-ups, which we refer to as product cost true-up activity, can have a positive or negative impact on our income statements.

We refer to revenues from the sale of vacation ownership products less the cost of vacation ownership products and marketing and sales costs as Development profit. Development profit margin is calculated by dividing Development profit by revenues from the Sale of vacation ownership products.

Management and Exchange

Our management and exchange revenues include revenues generated from fees we earn for managing each of our vacation ownership resorts, providing property management, owners' association management and related services and fees we earn for providing rental services and related hotel, condominium resort, and owners' association management services to vacation property owners.

In addition, we earn revenue from ancillary offerings, including food and beverage outlets, golf courses and other retail and service outlets located at our Vacation Ownership resorts. We also receive annual membership fees, club dues and certain transaction-based fees from members, owners and other third parties.

Management and exchange expenses include costs to operate the food and beverage outlets and other ancillary operations and to provide overall customer support services, including reservations, and certain transaction-based expenses relating to exchange service providers.

In our Vacation Ownership segment and Consolidated Property Owners' Associations, we refer to these activities as "Resort Management and Other Services."

Financing

We offer financing to qualified customers for the purchase of most types of our vacation ownership products. The typical financing agreement provides for monthly payments of principal and interest with the principal balance of the loan fully amortizing over the term of the related vacation ownership note receivable, which is generally ten to fifteen years. While we adjust interest rates on our financing programs from time to time, such changes are typically not made in lockstep with the timing and magnitude of changes in broader market rates. We may use incentives to encourage our customers to choose our financing. Included within our vacation ownership notes receivable are originated vacation ownership notes receivable and vacation ownership notes receivable acquired in connection with the ILG Acquisition and the Welk Acquisition.

The interest income earned from our vacation ownership financing arrangements is earned on an accrual basis on the principal balance outstanding over the contractual life of the arrangement and is recorded as Financing revenues on our Income Statements. Financing revenues also include fees earned from servicing the existing vacation ownership notes receivable portfolio. The amount of interest income earned in a period depends on the amount of outstanding vacation ownership notes receivable, which is impacted positively by the origination of new vacation ownership notes receivable and negatively by principal collections. We calculate financing propensity as contract sales volume of financed contracts originated in the period divided by contract sales volume of all contracts originated in the period. We do not include resales contract sales in the financing propensity calculation. Growing sales to first-time buyers, who are more likely to finance their purchases, remains an integral part of our overall marketing and sales strategy.

Acquired vacation ownership notes receivable are accounted for using the purchased credit deteriorated assets provision of the current expected credit loss model. The estimates of the reserve for credit losses on the acquired vacation ownership notes receivable are based on default rates that are an output of our static pool analyses and the estimated value of collateral securing the acquired vacation ownership notes receivable. See Footnote 6 "Vacation Ownership Notes Receivable" to our Financial Statements for further information regarding the accounting for acquired vacation ownership notes receivable.

In the event of a default, we generally have the right to foreclose on or revoke the underlying VOI. We return VOIs that we reacquire through foreclosure or revocation back to inventory. As discussed above, for originated vacation ownership notes receivable, we record a reserve at the time of sale and classify the reserve as a reduction to revenues from the sale of vacation ownership products on our Income Statements. Revisions to estimates of variable consideration from the sale of vacation ownership products impact the reserve on originated vacation ownership notes receivable and can increase or decrease revenues. In contrast, for acquired vacation ownership notes receivable, we record changes to the reserve as an adjustment to Financing expenses on our Income Statements.

As a result of the unification of our Marriott-, Sheraton- and Westin- branded vacation ownership products under the Abound by Marriott Vacations program and stabilization of the default rates, in the third quarter of 2022, we combined and aligned our reserve methodology for vacation ownership notes receivable for our Marriott, Sheraton and Westin brands. See Footnote 6 "Vacation Ownership Notes Receivable" to our Financial Statements for further information.

Financing expenses include consumer financing interest expense, which represents interest expense associated with the securitization of our vacation ownership notes receivable, costs to support the financing, servicing and securitization processes and changes in expected credit losses related to acquired vacation ownership notes receivable. We distinguish consumer financing interest expense from all other interest expense because the debt associated with the consumer financing interest expense is secured by vacation ownership notes receivable that have been sold to bankruptcy remote special purpose entities and is generally non-recourse to us.

Rental

In our Vacation Ownership segment, we operate a rental business to provide owner flexibility and to help mitigate carrying costs associated with our inventory. We generate revenue from rentals of inventory that we hold for sale as interests in our vacation ownership programs, inventory that we control because our owners have elected alternative usage options permitted under our vacation ownership programs and rentals of unregistered inventory and owned-hotel properties. We also recognize rental revenue from the utilization of plus points under our points-based products when the points are redeemed for rental stays at one of our resorts or other third-party offerings, or upon expiration of the points. We obtain rental inventory from unsold inventory and inventory we control because owners have elected alternative usage options offered through our vacation ownership programs. For rental revenues associated with vacation ownership products which we own and which are registered and held for sale, to the extent that the revenues from rental are less than costs, revenues are reported net in accordance with Accounting Standards Codification ("ASC") Topic 978, "*Real Estate - Time-Sharing Activities*" ("ASC 978"). The rental activity associated with discounted vacation packages requiring a tour ("preview stays") is not included in transient rental metrics, and because the majority of these preview stays are sourced directly or indirectly from unsold inventory, the associated revenues and expenses are reported net in Marketing and sales expense.

In our Exchange & Third-Party Management segment, we offer vacation rental opportunities at managed properties through our Aqua-Aston business, and for the period prior to its disposition in the second quarter of 2022, VRI Americas. We also offer vacation rental offers known as Getaways to members of the Interval Network and certain other membership programs. Getaways allows us to monetize excess availability of resort accommodations within the applicable exchange network, as well as provide additional vacation opportunities to members. Resort accommodations typically become available as Getaways as a result of seasonal oversupply or underutilized space in the applicable exchange program. We also source resort accommodations specifically for the Getaways program. Rental revenues associated with Getaways are reported net of related expenses.

Rental expenses include:

- Maintenance and other fees on unsold inventory;
- Costs to provide alternative usage options, including Marriott Bonvoy points, World of Hyatt points, and offerings available as part of third-party offerings, for owners who elect to exchange their inventory; and
- Marketing costs and direct operating and related expenses in connection with the rental business (such as housekeeping, labor costs, credit card expenses, and reservation services).

Rental metrics, including the average daily transient rate or the number of transient keys rented, may not be comparable between periods given fluctuation in available occupancy by location, unit size (such as two bedroom, one bedroom or studio unit), owner use and exchange behavior, unsold inventory on hand and keys allocated for preview stays. In addition, rental metrics may not correlate with rental revenues due to the requirement to report certain rental revenues net of rental expenses in accordance with ASC 978 (as discussed above). Further, as our ability to rent certain inventory may be limited on a site-by-site basis, rental operations may not generate adequate rental revenues to cover associated costs. Our Vacation Ownership segment units are either "full villas" or "lock-off" villas. Lock-off villas are units that can be separated into a primary unit and a guest room. Full villas are "non-lock-off" villas because they cannot be separated. A "key" is the lowest increment for reporting occupancy statistics based upon the mix of non-lock-off and lock-off villas. Lock-off villas represent two keys and non-lock-off villas represent one key. The "transient keys" metric represents the blended mix of inventory available for rent and includes all of the combined inventory configurations available in our resort system.

Cost Reimbursements

Cost reimbursements include direct and indirect costs that are reimbursed to us by owners' associations and customers under management contracts. All costs reimbursed to us by owners' associations and customers, with the exception of taxes assessed by a governmental authority, are reported on a gross basis. We recognize cost reimbursements when we incur the related reimbursable costs. Cost reimbursements consist of actual expenses with no added margin.

Interest Expense

Interest expense consists of all interest expense other than consumer financing interest expense, which is included within Financing expense.

Transaction and Integration Costs

Transaction and integration costs primarily include fees paid to change-management consultants, technology-related costs associated with the integration of ILG and Welk and charges for employee retention, severance and other termination-related benefits. Transaction and integration costs also include costs related to the ILG and Welk Acquisitions, primarily for financial advisory, legal, and other professional service fees, as well as certain tax-related accruals. Commencing in the third quarter of 2023, we discontinued classifying costs associated with the continued integration of ILG in Transaction and integration costs. Further costs incurred are reflected in the operating results of each of our segments and/or General and administrative expenses.

Performance Measures

We measure operating performance using the key metrics described below:

- *Contract sales from the sale of vacation ownership products*, which consists of the total amount of vacation ownership product sales under contracts signed during the period where we have generally received a down payment of at least ten percent of the contract price, reduced by actual rescissions during the period, inclusive of contracts associated with sales of vacation ownership products on behalf of third parties, which we refer to as "resales contract sales." In circumstances where customers apply any or all of their existing ownership interests as part of the purchase price for additional interests, we include only the incremental value purchased as contract sales. Contract sales differ from revenues from the sale of vacation ownership products that we report on our income statements due to the requirements for revenue recognition described above and adjustments for sales incentives that will not be recognized as Sale of vacation ownership products revenue and other adjustments to Sale of vacation ownership products revenue. We consider contract sales to be an important operating measure because it reflects the pace of sales in our business.

  - Total contract sales include contract sales from the sale of vacation ownership products including non-consolidated joint ventures.

  - Consolidated contract sales exclude contract sales from the sale of vacation ownership products for non-consolidated joint ventures.

- *Volume per guest* ("VPG") is calculated by dividing consolidated vacation ownership contract sales, excluding fractional sales, telesales, resales, and other sales that are not attributed to a tour at a sales location, by the number of tours at sales locations in a given period. We believe that this operating metric is valuable in evaluating the effectiveness of the sales process as it combines the impact of average contract price with the number of touring guests who make a purchase.

- *Development profit margin* is calculated by dividing Development profit by revenues from the sale of vacation ownership products. We refer to revenues from the sale of vacation ownership products less the cost of vacation ownership products and marketing and sales costs as Development profit. We believe that Development profit margin is an important measure of the profitability of our development and subsequent marketing and sales of VOIs.

- *Total active members* is the number of Interval Network active members at the end of the applicable period. We consider active members to be an important metric because it represents the population of owners eligible to book transactions using the Interval Network.

- *Average revenue per member* is calculated by dividing membership fee revenue, transaction revenue, rental revenue, and other member revenue for the Interval Network by the monthly weighted average number of Interval Network active members during the applicable period. We believe this metric is valuable in measuring the overall engagement of our Interval Network active members.

- *Segment financial results attributable to common stockholders* represents revenues less expenses directly attributable to each applicable reportable business segment (Vacation Ownership and Exchange & Third-Party Management). We consider this measure to be important in evaluating the performance of our reportable business segments. See Footnote 20 "Business Segments" to our Financial Statements for further information on our reportable business segments.

NM = Not meaningful.

CONSOLIDATED RESULTS

($ in millions)	Fiscal Years 2023	2022	2021
REVENUES			
Sale of vacation ownership products	$ 1,460	$ 1,618	$ 1,153
Management and exchange	813	827	855
Rental	571	551	486
Financing	322	293	268
Cost reimbursements	1,561	1,367	1,128
TOTAL REVENUES	4,727	4,656	3,890
EXPENSES			
Cost of vacation ownership products	224	289	250
Marketing and sales	823	807	617
Management and exchange	442	444	521
Rental	452	382	344
Financing	113	75	88
General and administrative	273	249	227
Depreciation and amortization	135	132	146
Litigation charges	13	11	10
Restructuring	6	—	—
Royalty fee	117	114	106
Impairment	32	2	3
Cost reimbursements	1,561	1,367	1,128
TOTAL EXPENSES	4,191	3,872	3,440
Gains (losses) and other income (expense), net	47	40	(51)
Interest expense, net	(145)	(118)	(164)
Transaction and integration costs	(37)	(125)	(110)
Other	(3)	1	2
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	398	582	127
Provision for income taxes	(146)	(191)	(74)
NET INCOME	252	391	53
Net loss (income) attributable to noncontrolling interests	2	—	(4)
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 254	$ 391	$ 49

Operating Statistics

(Contract sales $ in millions)	Fiscal Years 2023	2022	2021	2023 vs. 2022 Change	
Vacation Ownership					
Total contract sales	$ 1,800	$ 1,874	$ 1,411	$ (74)	(4%)
Consolidated contract sales	$ 1,772	$ 1,837	$ 1,374	$ (65)	(4%)
Joint venture contract sales	$ 28	$ 37	$ 37	$ (9)	(24%)
VPG	$ 4,088	$ 4,421	$ 4,356	$ (333)	(8%)
Exchange & Third-Party Management					
Total active members at end of year (000's)	1,564	1,566	1,296	(2)	—%
Average revenue per member	$ 156.65	$ 157.97	$ 179.48	$ (1.32)	(1%)

Revenues

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	2022	2021	Change	
Vacation Ownership	$ 4,468	$ 4,342	$ 3,539	$ 126	3%
Exchange & Third-Party Management	262	291	320	(29)	(10%)
Total Segment Revenues	4,730	4,633	3,859	97	2%
Consolidated Property Owners' Associations	(3)	23	31	(26)	(112%)
Total Revenues	$ 4,727	$ 4,656	$ 3,890	$ 71	2%

Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA

EBITDA, a financial measure that is not prescribed by GAAP, is defined as earnings, or net income or loss attributable to common stockholders, before interest expense, net (excluding consumer financing interest expense associated with term securitization transactions), income taxes, depreciation and amortization. Adjusted EBITDA reflects additional adjustments for certain items, and excludes share-based compensation expense to address considerable variability among companies in recording compensation expense because companies use share-based payment awards differently, both in the type and quantity of awards granted. For purposes of our EBITDA and Adjusted EBITDA calculations, we do not adjust for consumer financing interest expense associated with term securitization transactions because we consider it to be an operating expense of our business. We consider Adjusted EBITDA to be an indicator of operating performance, which we use to measure our ability to service debt, fund capital expenditures, expand our business, and return cash to stockholders. We also use Adjusted EBITDA, as do analysts, lenders, investors, and others, because this measure excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company's capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provisions for income taxes can vary considerably among companies. EBITDA and Adjusted EBITDA also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. We believe Adjusted EBITDA is useful as an indicator of operating performance because it allows for period-over-period comparisons of our on-going core operations before the impact of the excluded items. Adjusted EBITDA also facilitates comparison by us, analysts, investors, and others of results from our on-going core operations before the impact of these items with results from other companies.

EBITDA and Adjusted EBITDA have limitations and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. In addition, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do or may not calculate them at all, limiting their usefulness as comparative measures. The table below shows our EBITDA and Adjusted EBITDA calculation and reconciles these measures with net income or loss attributable to common stockholders, which is the most directly comparable GAAP financial measure.

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	2022	2021	Change	
Net income attributable to common stockholders	$ 254	$ 391	$ 49	$ (137)	(35%)
Interest expense, net	145	118	164	27	23%
Provision for income taxes	146	191	74	(45)	(24%)
Depreciation and amortization	135	132	146	3	2%
EBITDA	680	832	433	(152)	(18%)
Share-based compensation expense	31	39	51	(8)	(21%)
Certain items	50	95	173	(45)	(47%)
Adjusted EBITDA	$ 761	$ 966	$ 657	$ (205)	(21%)
Adjusted EBITDA Margin	24%	29%	24%	(5 pts)	

In the third quarter of 2022, in connection with the unification of our Marriott-, Westin-, and Sheraton- branded vacation ownership products under the Abound by Marriott Vacations program, we aligned our business practices and contract terms for the sale of vacation ownership products (the "Contract Alignment"), resulting in the prospective acceleration of revenue for the sale of Marriott-branded VOIs. The Contract Alignment increased Net income attributable to common stockholders and Adjusted EBITDA by $34 million and $46 million in 2022, respectively. In addition, we combined and aligned our reserve methodology for vacation ownership notes receivable for these brands (the "Reserve Alignment"), resulting in a $4 million increase in Net income attributable to common stockholders and a $5 million increase in Adjusted EBITDA. Together, these changes are hereinafter referred to as the "Alignment." See Footnote 6 "Vacation Ownership Notes Receivable" to our Financial Statements for further information on the Reserve Alignment.

The table below details the components of Certain items for 2023 and 2022.

	Fiscal Years	
($ in millions)	2023	2022
ILG integration	$ 15	$ 98
Welk acquisition and integration	22	14
Other transformation initiatives	—	10
Other transaction costs	—	3
Transaction and integration costs	37	125
Early redemption of senior secured notes	10	—
Gain on disposition of hotel, land, and other	(8)	(33)
Gain on disposition of VRI Americas	—	(17)
Foreign currency translation	(6)	10
Insurance proceeds	(9)	(6)
Change in indemnification asset	(31)	3
Other	(3)	3
Gains and other income, net	(47)	(40)
Purchase accounting adjustments	8	11
Litigation charges	13	11
Restructuring charges	6	—
Impairment charges	32	2
Expiration/forfeiture of deposits on pre-acquisition preview packages	—	(6)
Early termination of VRI management contract	—	(2)
Change in estimate relating to pre-acquisition contingencies	—	(12)
Other	1	6
Total Certain items	$ 50	$ 95

Commencing in the third quarter of 2023, we discontinued classifying costs associated with the continued integration of ILG in Transaction and integration costs. Further costs incurred are reflected in the operating results of each of our segments and/or General and administrative expenses.

Segment Adjusted EBITDA

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	2022	2021	Change	
Vacation Ownership	$ 883	$ 1,033	$ 699	$ (150)	(15%)
Exchange & Third-Party Management	130	148	144	(18)	(13%)
Segment Adjusted EBITDA	1,013	1,181	843	(168)	(14%)
General and administrative	(273)	(249)	(227)	(24)	(10%)
Other	21	34	41	(13)	(37%)
Adjusted EBITDA	$ 761	$ 966	$ 657	$ (205)	(21%)

The following tables present segment financial results attributable to common stockholders reconciled to segment Adjusted EBITDA.

Vacation Ownership

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	2022	2021	Change	
Segment financial results	$ 777	$ 961	$ 585	$ (184)	(19%)
Depreciation and amortization	93	92	89	1	2%
Share-based compensation expense	8	7	6	1	20%
Certain items	5	(27)	19	32	117%
Segment Adjusted EBITDA	$ 883	$ 1,033	$ 699	$ (150)	(15%)

We recognized an additional $51 million of Adjusted EBITDA in the Vacation Ownership segment during 2022 as a result of the Alignment. The table below details the components of Certain items for the Vacation Ownership segment financial results for 2023 and 2022.

($ in millions)	Fiscal Years	
	2023	2022
Transaction and integration costs	$ —	$ 3
Gain on disposition of hotel, land, and other	(7)	(33)
Insurance proceeds	(9)	(4)
Change in indemnification asset	(9)	—
Other	(4)	—
Gains and other income, net	(29)	(37)
Purchase accounting adjustments	8	11
Litigation charges	12	9
Impairment charges	12	2
Expiration/forfeiture of deposits on pre-acquisition preview packages	—	(6)
Change in estimate relating to pre-acquisition contingencies	—	(12)
Other	2	3
Total Certain items	$ 5	$ (27)

Exchange & Third-Party Management

($ in millions)	Fiscal Years 2023	Fiscal Years 2022	Fiscal Years 2021	2023 vs. 2022 Change	
Segment financial results	$ 93	$ 132	$ 93	$ (39)	(30%)
Depreciation and amortization	31	31	48	—	(2%)
Share-based compensation expense	2	2	2	—	(23%)
Certain items	4	(17)	1	21	122%
Segment Adjusted EBITDA	$ 130	$ 148	$ 144	$ (18)	(13%)

The table below details the components of Certain items for the Exchange & Third-Party Management segment financial results for 2023 and 2022.

($ in millions)	Fiscal Years 2023		Fiscal Years 2022	
Gain on disposition of hotel, land, and other	$ (1)		$ —	
Gain on disposition of VRI Americas	—		(17)	
Foreign currency translation	—		2	
Gains and other income, net		(1)		(15)
Litigation charges		1		—
Impairment charges		4		—
Early termination of VRI management contract		—		(2)
Total Certain items		$ 4		$ (17)

BUSINESS SEGMENTS

Our business is grouped into two reportable business segments: Vacation Ownership and Exchange & Third-Party Management. See Footnote 20 "Business Segments" to our Financial Statements for further information on our segments.

VACATION OWNERSHIP

($ in millions)	Fiscal Years		
	2023	2022	2021
REVENUES			
Sale of vacation ownership products	$ 1,460	$ 1,618	$ 1,153
Resort management and other services	568	534	470
Rental	531	509	446
Financing	322	293	268
Cost reimbursements	1,587	1,388	1,202
TOTAL REVENUES	4,468	4,342	3,539
EXPENSES			
Cost of vacation ownership products	224	289	250
Marketing and sales	823	807	617
Resort management and other services	270	240	200
Rental	466	400	394
Financing	113	75	88
Depreciation and amortization	93	92	89
Litigation charges	12	9	9
Royalty fee	117	114	106
Impairment	12	2	—
Cost reimbursements	1,587	1,388	1,202
TOTAL EXPENSES	3,717	3,416	2,955
Gains and other income, net	29	37	1
Transaction and integration costs	—	(3)	(2)
Other	(3)	1	2
SEGMENT FINANCIAL RESULTS BEFORE NONCONTROLLING INTERESTS	777	961	585
Net income attributable to noncontrolling interests	—	—	—
SEGMENT FINANCIAL RESULTS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 777	$ 961	$ 585

Sale of Vacation Ownership Products

($ in millions)	Fiscal Years 2023	% of Consolidated Contract Sales, Net of Resales	2022	% of Consolidated Contract Sales, Net of Resales	2021	% of Consolidated Contract Sales, Net of Resales	2023 vs. 2022 Change	
Consolidated contract sales	$ 1,772		$ 1,837		$ 1,374		$ (65)	(4%)
Joint venture contract sales	28		37		37		(9)	(24%)
Total contract sales	1,800		1,874		1,411		(74)	(4%)
Less resales contract sales	(42)		(40)		(26)		(2)	
Less joint venture contract sales	(28)		(37)		(37)		9	
Consolidated contract sales, net of resales	1,730		1,797		1,348		(67)	(4%)
Plus:								
Settlement revenue	39	2%	36	2%	28	2%	3	
Resales revenue	22	1%	20	1%	12	1%	2	
Revenue recognition adjustments:								
Reportability	3	—%	43	2%	(44)	(3%)	(40)	
Sales reserve	(232)	(13%)	(170)	(9%)	(101)	(8%)	(62)	
Other[(1)]	(102)	(6%)	(108)	(6%)	(90)	(7%)	6	
Sale of vacation ownership products	$ 1,460	84%	$ 1,618	90%	$ 1,153	86%	$ (158)	(10%)
Financing propensity	58.1%		53.9%		52.7%		4.2 pts	
Average FICO Score[(2)]	735		734		732			

(1) Adjustment for sales incentives that will not be recognized as Sale of vacation ownership products revenue and other adjustments to Sale of vacation ownership products revenue.

(2) For customers who financed a vacation ownership purchase and for whom a credit score was available, generally U.S. and Canadian residents.

2023 Compared to 2022

Contract sales declined due to an 8% decline in VPG, partially offset by tour growth of 4%. The decline in VPG is attributed to the normalization of sales following the COVID-19 pandemic, the transition of certain Legacy-ILG sales galleries to selling our Marriott Vacation Club Destinations product and the impact of the reduced activity at our sales centers in Maui due to the wildfires. These results reflect a 46% and 14% increase in tours and VPG, respectively, in Asia Pacific resulting from the rebound of our sales operations in response to the increase in travel in this region following the COVID-19 pandemic.

Revenue reportability declined due to the non-recurring impact of the Alignment recorded in 2022, which resulted in an increase in reportability of $58 million in 2022.

The increase in the sales reserve is due to an adjustment to our sales reserve recorded in the third quarter of 2023 (referred to as the “2023 Reserve Adjustment” and discussed further below), an increase in the sales reserve rate in the fourth quarter of 2023 to provide for increased defaults consistent with the 2023 Reserve Adjustment, and an increase in financing propensity, partially offset by the non-recurring $19 million Reserve Alignment recorded in 2022.

In the third quarter of 2023, we evaluated our vacation ownership notes receivable reserve in light of trends in delinquencies and default rates. As a result, we increased our originated vacation ownership notes receivable reserve by $59 million. We primarily used a similar historical period of increased defaults as a basis for estimating the increase in our reserve. The additional reserve adjusted our future default rate estimates to reflect then-current macroeconomic conditions, including inflation outpacing wage growth, continuing high interest rates, mixed economic indicators and increased global insecurity.

The $19 million Reserve Alignment in 2022 was offset by a $19 million decrease in the acquired reserve for vacation ownership notes receivable recorded as a reduction of Financing expenses in 2022.

Development Profit

($ in millions)	2023	% of Revenue	2022	% of Revenue	2021	% of Revenue	Change	
	Fiscal Years						**2023 vs. 2022**	
Sale of vacation ownership products	$ 1,460		$ 1,618		$ 1,153		$ (158)	(10%)
Cost of vacation ownership products	(224)	(15%)	(289)	(18%)	(250)	(22%)	65	23%
Marketing and sales	(823)	(56%)	(807)	(50%)	(617)	(54%)	(16)	(2%)
Development profit	$ 413		$ 522		$ 286		$ (109)	(21%)
Development profit margin	28.3%		32.2%		24.8%		(3.9 pts)	

2023 Compared to 2022

The decrease in Development profit reflects lower contract sales volumes and higher sales reserves, higher marketing and sales costs attributed to the 4% increase in tours, lower VPGs and higher than normal inflation, partially offset by $13 million of favorable product cost true-up activity and a lower average cost of inventory in 2023.

Excluding the impact of the $49 million 2023 Reserve Adjustment ($59 million gross, offset by a $10 million reduction in Cost of vacation ownership products) and the $32 million Alignment in 2022, Development profit decreased $28 million and Development profit margin decreased by approximately 60 basis points. We expect future development profit margins to decline slightly resulting from increasing our sales reserve to reflect more recent default activity and an increase in Cost of vacation ownership products.

Resort Management and Other Services Revenues, Expenses and Profit

($ in millions)	2023	2022	2021	Change	
	Fiscal Years			**2023 vs. 2022**	
Management fee revenues	$ 180	$ 166	$ 158	$ 14	8%
Ancillary revenues	252	241	188	11	5%
Other management and exchange revenues	136	127	124	9	7%
Resort management and other services revenues	568	534	470	34	6%
Resort management and other services expenses	(270)	(240)	(200)	(30)	(12%)
Resort management and other services profit	$ 298	$ 294	$ 270	$ 4	1%
Resort management and other services profit margin	52.4%	55.1%	57.5%	(2.7 pts)	
Resort occupancy[1]	88.1%	89.3%	81.6%	(1.2 pts)	

[1] Resort occupancy represents all transient, preview, and owner keys divided by total keys available, net of keys out of service.

2023 Compared to 2022

The increase in Resort management and other services revenues reflects higher ancillary revenues, including revenues from food and beverage and golf offerings (resulting in a 6% increase in revenue per occupied key, partially offset by a 2% decrease in occupied keys at resorts with ancillary businesses), and higher management fees and commissions from third-party vacation and other offerings. The decline in occupied keys at resorts with ancillary businesses was primarily in Maui due to the wildfires.

The increase in Resort management and other services expenses reflects an increase in ancillary expenses of $19 million due to increased volumes sold, inflation and foreign currency exchange rate changes in Mexico, and an increase in customer services and exchange company expenses of $11 million due to incremental headcount, wages, benefits, and other operating cost increases.

Rental Revenues, Expenses and Margin

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Rental revenues	$ 531	$ 509	$ 446	$ 22	4%
Rental expenses	(466)	(400)	(394)	(66)	(16%)
Rental profit	$ 65	$ 109	$ 52	$ (44)	(40%)
Rental profit margin	12.4%	21.4%	11.7%	(9.0 pts)	

| (transient keys in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Transient keys rented[1]	2,072,590	2,073,945	1,933,746	(1,355)	—%
Average transient key rate	$ 268.79	$ 268.39	$ 245.79	$ 0.40	—%
Rental occupancy[2]	68.2%	70.3%	55.1%	(2.1 pts)	

[1] Transient keys rented exclude plus points and preview stays.

[2] Rental occupancy represents transient and preview keys divided by keys available to rent, which is total available keys excluding owner usage.

2023 Compared to 2022

Rental profit excluding profit from our owned hotels declined $38 million due to a $49 million increase in unsold maintenance fees associated with developer owned inventory, $11 million of decreased profit (due to lower demand, the impact of the Maui wildfires, and an unfavorable change in the mix of keys available to rent), and $5 million of increased costs associated with higher owner utilization of third-party vacation and other offerings. These decreases were partially offset by $21 million of higher plus points revenue and a $6 million reduction in costs associated with occupancy used for marketing and sales activities.

Rental profit for our owned hotels declined by $6 million, or 34%, primarily attributed to the disposition of our Puerto Vallarta and Branson hotels in 2022 and 2023, respectively.

Financing Revenues, Expenses and Margin

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Financing revenues	$ 322	$ 293	$ 268	$ 29	10%
Financing expenses	(36)	(20)	(38)	(16)	(82%)
Consumer financing interest expense	(77)	(55)	(50)	(22)	(40%)
Financing profit	$ 209	$ 218	$ 180	$ (9)	(4%)
Financing profit margin	64.9%	74.5%	67.1%	(9.6 pts)	
Financing propensity	58.1%	53.9%	52.7%	4.2 pts	

2023 Compared to 2022

The increase in Financing revenues reflects $31 million of higher interest income as a result of a higher average vacation ownership notes receivable balance and a slightly higher average interest rate and $1 million of higher late and service fees, offset by $3 million of higher plus point financing incentive costs (recorded as a reduction of interest income). We plan to continue offering financing incentives to certain customers in the future.

Excluding the $19 million Reserve Alignment recorded in 2022, which reduced the reserve related to our acquired vacation ownership notes receivable (recorded as a reduction of Financing expenses), the decline in Financing expenses is attributed to a reduction in the acquired vacation ownership notes receivable reserve of $3 million during 2023.

The increase in consumer financing interest expense is attributable to the higher average securitized debt and a higher average interest rate on our more recent term securitization transactions. We expect consumer financing interest expense to continue to increase as the rates on new securitizations exceed the current weighted average of our portfolio. We expect originations of vacation ownership notes receivable to outpace payoffs. We do not adjust interest rates on consumer financing offerings at the same pace as, or in lock-step with, broader market interest rates; thus, we expect our financing profit margin to decrease in the near term.

Litigation Charges

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Litigation charges	$ 12	$ 9	$ 9	$ 3	36%

2023 Compared to 2022

During 2023 and 2022, the litigation charges relate primarily to our business in Europe.

Royalty Fee

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Royalty fee	$ 117	$ 114	$ 106	$ 3	3%

2023 Compared to 2022

Royalty fee expense increased $2 million due to increased variable royalty fees paid to Hyatt, which became effective in the fourth quarter of 2022, and a $1 million increase in initial sales of our inventory, which carry a higher royalty fee as compared to sales of pre-owned inventory (two percent versus one percent).

Impairment

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Impairment	$ 12	$ 2	$ —	$ 10	NM

During 2023, we recorded non-cash impairment charges of $8 million related to our investment in a joint venture, $2 million related to an ancillary operation in Europe, and $2 million related to an owned hotel.

During 2022, we recorded a non-cash impairment charge of $2 million related to an ancillary operation in Europe.

Gains and Other Income

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Gains and other income, net	$ 29	$ 37	$ 1	$ (8)	(23%)

During 2023, we recorded a $9 million reduction in certain pre-acquisition contingencies associated with the ILG Acquisition, $9 million related to the receipt of business interruption and property damage insurance proceeds, $7 million of gains on the disposition of excess real estate, and $4 million of gains associated with the earn out of additional proceeds from the 2019 disposition of a land parcel in Cancun, Mexico.

During 2022, we recorded gains and other income of $33 million related to the strategic decision to dispose of our hotel in Puerto Vallarta, Mexico, $3 million related to the receipt of business interruption insurance proceeds, and $1 million related to property insurance proceeds.

EXCHANGE & THIRD-PARTY MANAGEMENT

Our Exchange & Third-Party Management segment is comprised of the Interval International and Aqua-Aston businesses. The Interval International business offers a variety of membership programs and travel related products to approximately 1.6 million members and the Aqua-Aston business provides property management and rental services to property owners at 25 resorts and lodging properties. Our results include those of VRI Americas for the period prior to its disposition in the second quarter of 2022.

	Fiscal Years		
($ in millions)	2023	2022	2021
REVENUES			
Management and exchange	$ 206	$ 226	$ 233
Rental	40	42	40
Cost reimbursements	16	23	47
TOTAL REVENUES	262	291	320
EXPENSES			
Management and exchange	118	120	131
Depreciation and amortization	31	31	48
Litigation charges	1	—	—
Restructuring	—	—	1
Impairment	4	—	—
Cost reimbursements	16	23	47
TOTAL EXPENSES	170	174	227
Gains and other income, net	1	15	—
SEGMENT FINANCIAL RESULTS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 93	$ 132	$ 93

Management and Exchange Profit

	Fiscal Years			2023 vs. 2022	
($ in millions)	2023	2022	2021	Change	
Management and exchange revenue	$ 206	$ 226	$ 233	$ (20)	(9%)
Management and exchange expense	(118)	(120)	(131)	2	1%
Management and exchange profit	$ 88	$ 106	$ 102	$ (18)	(18%)
Management and exchange profit margin	42.5%	47.0%	43.8%	(4.5 pts)	

2023 Compared to 2022

Excluding the $12 million decrease attributed to the disposition of our VRI Americas business during the second quarter of 2022, management and exchange revenue decreased $8 million or 4%. Interval International management and exchange revenues declined $5 million or 3%, primarily attributed to lower transaction volume and lower membership revenues due to the continued shift in mix to corporate members, which have a lower propensity to transact than our traditional members. Exchange transaction volume declined 5% and average revenue per member decreased 1% compared to the prior year. Aqua-Aston management revenue declined $3 million due to higher property level expenses, which adversely impacted management fees, and a reduction in the number of units managed at a property in Maui.

Excluding the impact of the disposition of VRI Americas, management and exchange profit decreased by $14 million or 14% from the prior year, primarily attributed to higher information technology costs, marketing and sales costs and higher wages and benefits and lower revenues.

Rental Revenues

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Rental revenues	$ 40	$ 42	$ 40	$ (2)	(4%)

2023 Compared to 2022

Lower rental revenues reflect higher rental inventory procurement costs, which are recorded net within Rental revenues.

Impairment

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Impairment	$ 4	$ —	$ —	$ 4	NM

During 2023, we impaired an investment in a management contract.

Gains and Other Income

| ($ in millions) | Fiscal Years | | | 2023 vs. 2022 | |
	2023	2022	2021	Change	
Gains and other income, net	$ 1	$ 15	$ —	$ (14)	(95%)

During 2023, we recorded a gain on the disposition of excess real estate of $1 million.

During 2022, we recorded a $17 million gain related to the sale of our VRI Americas business, partially offset by $2 million of foreign currency translation losses. See Footnote 3 "Acquisitions and Dispositions" for more information on the disposition of VRI Americas.

CORPORATE AND OTHER

Corporate and Other consists of results that are not allocable to our segments, including company-wide general and administrative costs, corporate interest expense, transaction and integration costs, and income taxes. In addition, Corporate and Other includes the revenues and expenses from the Consolidated Property Owners' Associations.

($ in millions)	Fiscal Years		
	2023	**2022**	**2021**
REVENUES			
Resort management and other services	$ 39	$ 67	$ 152
Cost reimbursements	(42)	(44)	(121)
TOTAL REVENUES	(3)	23	31
EXPENSES			
Resort management and other services	54	84	190
Rental	(14)	(18)	(50)
General and administrative	273	249	227
Depreciation and amortization	11	9	9
Litigation charges	—	2	1
Restructuring	6	—	(1)
Impairment	16	—	3
Cost reimbursements	(42)	(44)	(121)
TOTAL EXPENSES	304	282	258
Gains (losses) and other income (expense), net	17	(12)	(52)
Interest expense, net	(145)	(118)	(164)
Transaction and integration costs	(37)	(122)	(108)
FINANCIAL RESULTS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	(472)	(511)	(551)
Provision for income taxes	(146)	(191)	(74)
Net loss (income) attributable to noncontrolling interests	2	—	(4)
FINANCIAL RESULTS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (616)	$ (702)	$ (629)

Consolidated Property Owners' Associations

The following table illustrates the impact of certain Consolidated Property Owners' Associations under the relevant accounting guidance, and the changes attributed to the deconsolidation of individual Consolidated Property Owners' Associations.

($ in millions)	Fiscal Years		
	2023	2022	2021
REVENUES			
Resort management and other services	$ 39	$ 64	$ 152
Cost reimbursements	(42)	(44)	(121)
TOTAL REVENUES	(3)	20	31
EXPENSES			
Resort management and other services	54	84	190
Rental	(14)	(18)	(50)
Cost reimbursements	(42)	(44)	(121)
TOTAL EXPENSES	(2)	22	19
Losses and other expense, net	—	(3)	(4)
Interest expense, net	1	—	—
FINANCIAL RESULTS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	—	(5)	8
Provision for income taxes	(1)	(1)	(1)
Net loss (income) attributable to noncontrolling interests	2	—	(4)
FINANCIAL RESULTS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1	$ (6)	$ 3

General and Administrative

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	2022	2021	Change	
General and administrative	$ 273	$ 249	$ 227	$ 24	10%

2023 Compared to 2022

General and administrative expenses increased due to $31 million of costs related to the implementation of technology, $14 million of increased wages and benefits, $8 million related to new product development initiatives, $6 million of increased insurance expense, $6 million of incremental costs related to compliance activities and $7 million of other miscellaneous expenses, partially offset by a $39 million decrease in variable compensation expense and $9 million of higher allocations of general and administrative expenses to operations.

We expect General and administrative expenses to increase in the near term due to the continued impact of increased wages and variable compensation expense and additional investment in upgrading, maintaining, and implementing new technology, including costs associated with our continued transition to software as a service, which are recorded as a component of General and administrative expense as opposed to Depreciation expense.

Restructuring

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	2022	2021	Change	
Restructuring	$ 6	$ —	$ (1)	$ 6	NM

During 2023, we realigned our management structure, resulting in severance costs associated with the elimination of certain positions.

Impairment

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	**2022**	**2021**	**Change**	
Impairment	$ 16	$ —	$ 3	$ 16	NM

During 2023, upon our relocation to our new corporate headquarters, we recorded a non-cash impairment of a right-of-use asset related to operating leases for our legacy corporate headquarters located in Orlando, Florida, as we do not expect proceeds from subleasing the spaces to exceed our future obligations under the operating leases.

Gains (Losses) and Other Income (Expense)

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	**2022**	**2021**	**Change**	
Gains (losses) and other income (expense), net	$ 17	$ (12)	$ (52)	$ 29	NM

In 2023, we recorded a $22 million increase to our receivable from Marriott International for indemnified income tax matters (the offsetting accrual is included in the Provision for income taxes line) and $6 million of foreign currency translation gains, partially offset by a $10 million expense attributed to the redemption premium and write-off of unamortized debt issuance costs in connection with the early redemption of our 6.125% Senior Secured Notes due 2025 ("2025 Notes").

In 2022, we recorded $8 million of foreign currency translation losses, $3 million of non-cash losses pursuant to a change in control of certain Consolidated Property Owners' Associations as a result of which we ceased consolidating these owners' associations, $3 million of non-income tax related adjustments to the receivable for the indemnification we expect to receive from Marriott International for indemnified tax matters, partially offset by $2 million of proceeds from corporate owned life insurance.

Interest Expense

($ in millions)	Fiscal Years			2023 vs. 2022	
	2023	**2022**	**2021**	**Change**	
Interest expense, net	$ (145)	$ (118)	$ (164)	$ (27)	(23%)

2023 Compared to 2022

The increase in Interest expense, net is attributed to $20 million of higher interest expense associated with our 2027 Convertible Notes issued in December 2022, $17 million associated with higher borrowings and higher variable interest rates on both the Warehouse Credit Facility and the Revolving Corporate Credit Facility, $10 million of higher interest expense associated with higher variable interest rates and the expiration of a portion of our interest rate hedges on the $900 million term loan facility included in our corporate credit facility Term Loan, $7 million of interest expense related to leased assets and $2 million of higher interest on non-income tax related items. This was partially offset by $16 million of lower interest expense associated with the early redemption of our 2025 Notes, $9 million of lower interest expense associated with our 2022 Convertible Notes which were repaid at maturity and $4 million of higher interest income.

Income Tax

($ in millions)	Fiscal Years		
	2023	**2022**	**2021**
Provision for income taxes	$ (146)	$ (191)	$ (74)
Effective tax rate	36.5%	32.9%	58.4%

2023 Compared to 2022

The change in our income tax expense is attributable to lower income before income taxes and noncontrolling interests ($49 million) and benefits from state tax rate changes and certain other foreign and permanent differences which were favorable to prior periods ($62 million). These decreases were partially offset by increases in uncertain tax benefits and changes in our valuation allowance ($66 million) of which $22 million is to be indemnified pursuant to a Tax Matters

Agreement dated May 11, 2016 by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc., and Interval Leisure Group, Inc. and we have recorded a corresponding indemnification asset as a component of Gains (losses) and other income (expense), net on our Income Statements.

Refer to Footnote 5 "Income Taxes" for additional information.

The Organization for Economic Co-operation and Development has proposed a global minimum tax of 15% of reported profits (Pillar 2) that has been agreed upon in principle by over 140 non-U.S. countries. During 2023, many countries took steps to incorporate Pillar 2 model rule concepts into their domestic laws. Although the model rules provide a framework for applying the minimum tax, countries may enact Pillar 2 slightly differently than the model rules and/or on different timelines. While we continue to monitor legislative developments, we do not anticipate Pillar 2 will have a material impact on our long-term financial position.

Liquidity and Capital Resources

Typically, our capital needs are supported by cash on hand, cash generated from operations, our ability to access funds under the Warehouse Credit Facility and the Revolving Corporate Credit Facility, our ability to raise capital through securitizations in the ABS market, and, to the extent necessary, our ability to issue new debt and refinance existing debt. We believe these sources of capital will be adequate to meet our short-term and long-term liquidity requirements, finance our long-term growth plans, satisfy debt service requirements, fulfill other cash requirements, and return capital to stockholders. We continuously monitor the capital markets to evaluate the effect that changes in market conditions may have on our ability to fund our liquidity needs.

At December 31, 2023, our corporate debt, net of cash and equivalents, to Adjusted EBITDA ratio was 3.7, above our targeted range of 2.5 to 3.0. We have no material maturities of corporate debt until the third quarter of 2025.

As of December 31, 2023, the interest rate applicable to approximately 80% of our total corporate debt, excluding finance leases and including the impact of interest rate hedges, was effectively fixed. The weighted average interest rate of our total corporate debt, excluding finance leases and including the impact of interest rate hedges, was 3.9% as of December 31, 2023. Approximately 70% of our corporate debt will be fixed once our interest rate hedges mature in April 2024.

Sources of Liquidity

Cash from Operations

Our primary sources of funds from operations are (1) cash sales and down payments on financed sales, (2) cash from our financing operations, including principal and interest payments received on outstanding vacation ownership notes receivable, (3) cash from fee-based membership, exchange and rental transactions, and (4) net cash generated from our rental and resort management and other services operations.

Vacation Ownership Notes Receivable Securitizations

We periodically securitize, without recourse, through bankruptcy remote special purpose entities, the majority of the notes receivable originated in connection with the sale of vacation ownership products to institutional investors in the ABS term securitization market. These vacation ownership notes receivable securitizations provide liquidity for general corporate purposes. In a vacation ownership notes receivable term securitization, several classes of debt securities issued by a special purpose entity are generally collateralized by a single pool of transferred assets, which consist of vacation ownership notes receivable. In connection with each vacation ownership notes receivable securitization, we may retain all or a portion of the securities that are issued. Typically, we receive cash at inception of the term securitization transaction for the amount of notes issued less fees and monies held in reserve and we receive cash during the life of the transaction in amounts reflecting the excess spread of interest received on the related vacation ownership notes receivable less the interest payable on the ABS securities, less administrative fees and amounts from related vacation ownership notes receivable that default. We completed two term securitization transactions in 2023 resulting in net proceeds of $806 million.

Each of the securitized vacation ownership notes receivable transactions contains various triggers relating to the performance of the underlying vacation ownership notes receivable. If a pool of securitized vacation ownership notes receivable fails to perform within the pool's parameters (default or delinquency thresholds vary by transaction), transaction provisions effectively redirect the monthly excess spread of interest accruing on the related vacation ownership notes receivable less the interest accruing on the ABS securities and fees we would otherwise receive from that pool (attributable to the interests we retained) to accelerate the principal payments to investors (taking into account the subordination of the different tranches to the extent there are multiple tranches) until the performance trigger is cured. During 2023, and as of December 31, 2023, we had 14 term securitization transactions outstanding, all of which were in compliance with their respective required parameters. Since 2000, we have issued approximately $8.9 billion of debt securities in securitization transactions in the term ABS market, excluding amounts securitized through warehouse credit facilities or private bank transactions.

On an ongoing basis, we have the ability to use our Warehouse Credit Facility to securitize, on a revolving non-recourse basis, eligible consumer loans derived from certain vacation ownership sales. Those loans may later be transferred to term securitization transactions in the ABS market, which typically occur twice a year. During 2023, we amended certain agreements associated with our Warehouse Credit Facility, which increased the borrowing capacity from $425 million to $500 million and extended the revolving period from July 28, 2024 to May 31, 2025. At December 31, 2023, we had $150 million of borrowings outstanding on our Warehouse Credit Facility.

As of December 31, 2023, $60 million of gross vacation ownership notes receivable were eligible for securitization. See Footnote 15 "Securitized Debt' and Footnote 19 "Variable Interest Entities" for further information on these facilities.

Revolving Corporate Credit Facility

Our Revolving Corporate Credit Facility, which expires on March 31, 2027, provides for up to $750 million of aggregate borrowings for general corporate needs, including working capital, capital expenditures, letters of credit, and acquisitions. At December 31, 2023, $105 million of borrowings were outstanding on our Revolving Corporate Credit Facility and $24 million of letters of credit were outstanding. See Footnote 16 "Debt" to our Financial Statements for more information on interest rates pertaining to this facility.

Redemption of Senior Secured Notes

During 2023, we redeemed, prior to maturity, the remaining $250 million of the 2025 Notes outstanding pursuant to a redemption notice issued in 2022. In connection with this redemption, we incurred charges of $10 million, including a redemption premium and the write-off of unamortized debt issuance costs, which were recorded in Gains (losses) and other income (expense), net on our Income Statement for the year ended December 31, 2023.

Uses of Cash

We minimize our working capital needs through cash management, strict credit-granting policies, and disciplined collection efforts. Our working capital needs fluctuate throughout the year given the timing of annual maintenance fees on unsold inventory we pay to owners' associations and certain annual compensation-related outflows. In addition, our cash from operations varies due to the timing of repayment by owners of vacation ownership notes receivable, the closing or recording of sales contracts for vacation ownership products, financing propensity, and cash outlays for inventory acquisitions and development.

Seasonality

Our cash flow from operations fluctuates during the year due to the timing of certain receipts and contractual and compensation-related payments. Significant changes in cash flow can result from the timing of our collection of maintenance fees, club dues, and other customer payments, which typically occurs in either the fourth quarter or the first quarter of each year. Generally, cash outflows related to our payment of maintenance fees associated with unsold inventory occurs in the fourth quarter for our points-based products, and in the first quarter for our weeks-based products. In addition, during the first quarter of each year, we generally have significant variable compensation-related cash outflows associated with payment of annual bonuses.

Operations

In addition to net income and adjustments for non-cash items, the following are key drivers of our cash flow from operating activities:

Inventory Spending Less Than (In Excess of) Cost of Sales

	Fiscal Years		
($ in millions)	2023	2022	2021
Inventory spending	$ (89)	$ (138)	$ (153)
Purchase of property for future transfer to inventory	(27)	(12)	(98)
Inventory costs	176	242	212
Inventory spending less than (in excess of) cost of sales	$ 60	$ 92	$ (39)

Although we have significant inventory on hand, we intend to continue selectively pursuing growth opportunities by targeting high-quality inventory that allows us to add desirable new destinations to our systems with new on-site sales locations. Where possible, we will structure transactions to limit our up-front capital investment and allow us to purchase finished inventory closer to the time it is needed for sale. These capital efficient vacation ownership transaction structures may consist of the development of new inventory, or the conversion of previously built units, by third parties. In addition, we may develop inventory on balance sheet in key markets where we believe the opportunities will generate acceptable risk adjusted returns.

Through our existing VOI repurchase program, we proactively acquire previously sold VOIs from owners' associations and individual owners at lower costs than would be required to develop new inventory. Among other reasons for repurchasing inventory, we expect these repurchases will stabilize the future cost of our vacation ownership products.

Our spending for real estate inventory in 2023 was lower than our cost of sales and was primarily related to our purchases under our VOI repurchase programs. Purchase of property for future transfer to inventory included the acquisition of property in Savannah, Georgia and Charleston, South Carolina in 2023. We expect inventory spending to again be less than cost of sales for 2024.

Vacation Ownership Notes Receivable Collections Less Than of Originations

	Fiscal Years		
($ in millions)	2023	2022	2021
Vacation ownership notes receivable collections — non-securitized	$ 152	$ 196	$ 129
Vacation ownership notes receivable collections — securitized	444	446	557
Vacation ownership notes receivable originations	(987)	(980)	(750)
Vacation ownership notes receivable collections less than originations	$ (391)	$ (338)	$ (64)

Vacation ownership notes receivable collections were less than originations in 2023, 2022 and 2021 due to the growth of the average vacation ownership notes receivable portfolio.

Repurchase of Common Stock

The following table summarizes share repurchase activity under our current share repurchase program:

($ in millions, except per share amounts)	Number of Shares Repurchased	Cost Basis of Shares Repurchased	Average Price Paid per Share
As of December 31, 2022	22,773,218	$ 2,119	$ 93.06
For the year ended December 31, 2023	2,367,855	286	120.55
As of December 31, 2023	25,141,073	$ 2,405	$ 95.65

See Footnote 17 "Stockholders' Equity" to our Financial Statements for further information related to our current share repurchase program.

Payment of Dividends to Common Stockholders

We distributed cash dividends to holders of common stock during the year ended December 31, 2023 as follows:

Declaration Date	Stockholder Record Date	Distribution Date	Dividend per Share
December 1, 2022	December 22, 2022	January 5, 2023	$0.72
February 16, 2023	March 2, 2023	March 16, 2023	$0.72
May 11, 2023	May 25, 2023	June 8, 2023	$0.72
September 7, 2023	September 21, 2023	October 5, 2023	$0.72

On December 7, 2023, our Board of Directors declared a quarterly dividend of $0.76 per share that was paid subsequent to the end of 2023, on January 4, 2024, to stockholders of record as of December 21, 2023.

Subsequent to the end of 2023, on February 15, 2024, our Board of Directors declared a quarterly dividend of $0.76 per share to be paid on March 14, 2024 to stockholders of record as of February 29, 2024.

We currently expect to pay quarterly dividends in the future, but any future dividend payments will be subject to Board approval, which will depend on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice, and other business considerations that our Board considers relevant. In addition, our Corporate Credit Facility and the indentures governing our senior notes contain restrictions on our ability to pay dividends, and the terms of agreements governing debt that we may incur in the future may also limit or prohibit the payment of dividends. The payment of certain cash dividends may also result in an adjustment to the conversion rate of our convertible notes in a manner adverse to us. Accordingly, there can be no assurance that we will pay dividends in the future at any particular rate or at all.

Material Cash Requirements

The following table summarizes our future material cash requirements from known contractual or other obligations as of December 31, 2023:

($ in millions)	Total	Payments Due by Period			
		Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Debt[1]	$ 3,256	$ 118	$ 1,517	$ 1,111	$ 510
Securitized debt[1][2]	2,680	287	675	496	1,222
Purchase obligations[3]	468	204	219	40	5
Operating lease obligations	125	24	41	23	37
Finance lease obligations[4][5]	525	17	29	24	455
Other long-term obligations	18	14	3	1	—
	$ 7,072	$ 664	$ 2,484	$ 1,695	$ 2,229

[1] Includes principal as well as interest payments and excludes unamortized debt discount and issuance costs.

[2] Payments based on estimated timing of cash flow associated with securitized notes receivable.

[3] Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure, and approximate timing of the transaction. Amounts reflected herein represent expected funding under such contracts and primarily relate to future purchases of vacation ownership units and information technology assets (hardware and software). Amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

[4] Includes interest.

[5] The lease term of the finance lease arrangement for our new corporate headquarters office building located in Orlando, Florida commenced for accounting purposes during the first quarter of 2023, upon substantial completion of construction. See Footnote 14 "Leases" to our Financial Statements for additional information on this lease.

In the normal course of our resort management business, we enter into purchase commitments on behalf of owners' associations to manage the daily operating needs of our resorts. Since we are reimbursed for these commitments from the cash flows of the owners' associations, these obligations have minimal impact on our net income and cash flow. These purchase commitments are excluded from the table above.

Supplemental Guarantor Information

The 2028 Notes are guaranteed by MVWC, Marriott Ownership Resorts, Inc. ("MORI"), and certain other subsidiaries whose voting securities are wholly owned directly or indirectly by MORI (such subsidiaries collectively, the "Senior Notes Guarantors"). These guarantees are full and unconditional and joint and several. The guarantees of the Senior Notes Guarantors are subject to release in limited circumstances only upon the occurrence of certain customary conditions.

The following tables present consolidating financial information as of December 31, 2023, and for the fiscal year ended December 31, 2023, for MVWC and MORI on a stand-alone basis (collectively, the "Issuers"), the Senior Notes Guarantors, the combined non-guarantor subsidiaries of MVWC, and MVW on a consolidated basis.

Condensed Consolidating Balance Sheet

	As of December 31, 2023					
	Issuers		Senior Notes Guarantors	Non-Guarantor Subsidiaries	Total Eliminations	MVW Consolidated
($ in millions)	**MVWC**	**MORI**				
Cash and cash equivalents	$ —	$ 20	$ 96	$ 132	$ —	$ 248
Restricted cash	—	25	153	148	—	326
Accounts and contracts receivable, net	30	106	142	120	(13)	385
Vacation ownership notes receivable, net	—	121	176	2,046	—	2,343
Inventory	—	186	336	112	—	634
Property and equipment, net	—	265	736	259	—	1,260
Goodwill	—	—	3,117	—	—	3,117
Intangibles, net	—	—	822	32	—	854
Investments in subsidiaries	3,421	3,943	—	—	(7,364)	—
Other	122	126	279	118	(132)	513
Total assets	$ 3,573	$ 4,792	$ 5,857	$ 2,967	$ (7,509)	$ 9,680
Accounts payable	$ 55	$ 30	$ 196	$ 81	$ —	$ 362
Advance deposits	—	65	83	16	—	164
Accrued liabilities	5	95	137	113	(7)	343
Deferred revenue	—	7	169	213	(7)	382
Payroll and benefits liability	—	91	86	28	—	205
Deferred compensation liability	—	126	39	3	—	168
Securitized debt, net	—	—	—	2,121	(25)	2,096
Debt, net	1,131	1,736	177	5	—	3,049
Other	—	2	229	18	—	249
Deferred taxes	—	124	242	19	(105)	280
MVW stockholders' equity	2,382	2,516	4,499	350	(7,365)	2,382
Total liabilities and equity	$ 3,573	$ 4,792	$ 5,857	$ 2,967	$ (7,509)	$ 9,680

Condensed Consolidating Statement of Income

	2023					
	Issuers		Senior Notes Guarantors	Non-Guarantor Subsidiaries	Total Eliminations	MVW Consolidated
($ in millions)	**MVWC**	**MORI**				
Revenues	$ —	$ 962	$ 2,731	$ 1,075	$ (41)	$ 4,727
Expenses	(25)	(1,127)	(2,458)	(760)	41	(4,329)
Benefit from (provision for) income taxes	12	25	(90)	(93)	—	(146)
Equity in net income (loss) of subsidiaries	267	439	—	—	(706)	—
Net income (loss)	254	299	183	222	(706)	252
Net loss attributable to noncontrolling interests	—	—	—	2	—	2
Net income (loss) attributable to common stockholders	$ 254	$ 299	$ 183	$ 224	$ (706)	$ 254

Recent Accounting Pronouncements

See Footnote 2 "Summary of Significant Accounting Policies" to our Financial Statements for a discussion of recently issued accounting pronouncements, including information about new accounting standards and the future adoption of such standards.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if: (1) it requires assumptions to be made that are uncertain at the time the estimate is made; and (2) changes in the estimate, or different estimates that could have been selected, could have a material effect on our results of operations or financial condition.

While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information presently available. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments as a result of unforeseen events or otherwise could have a material impact on our consolidated financial position or results of operations.

See Footnote 2 "Summary of Significant Accounting Policies" to our Financial Statements for further information related to our critical accounting policies and estimates, which are as follows:

- *Revenue recognition*, including how we recognize revenue under ASC Topic 606 "*Revenue from Contracts with Customers*" for the sale of vacation ownership products, including our estimates of variable consideration. Revisions to estimates of variable consideration from the sale of vacation ownership products impact the reserve on originated vacation ownership notes receivable and can increase or decrease revenue. See Footnote 6 "Vacation Ownership Notes Receivable" to our Financial Statements for further information on our assessments of our originated vacation ownership notes receivable reserve.

- *Inventories and cost of vacation ownership products,* which requires estimation of future revenues and product costs to apply a relative sales value method specific to the vacation ownership industry and how we evaluate the fair value of our vacation ownership inventory.

- *Valuation of goodwill and other intangible assets,* including how we determine the fair value of goodwill and our other intangible assets and reporting units, and how we determine when an impairment loss should be recorded. During the fourth quarter of 2023, we conducted our annual goodwill impairment test and did not record any impairment charges. The estimated fair values of our reporting units exceeded their carrying amounts at the date of their most recent estimated fair value determination. During 2023, we evaluated our other intangible assets for impairment and did not record any impairment charges.

- *Accounting for acquired vacation ownership notes receivable*, where estimates of future cash flows are based largely on the customer class and the results of our static pool analysis. In addition, the valuation of acquired vacation ownership notes receivable includes a material estimate of the fair value of the underlying collateral which would be retained in the event of customer default. See further discussion included in Footnote 6 "Vacation Ownership Notes Receivable" to our Financial Statements.

- *Loss contingencies*, including information on how we account for loss contingencies. Accruals for contingent liabilities are recorded when it is probable that a liability has been incurred, or an asset impaired, and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical litigation and settlement experience, recommendations of legal counsel and, if applicable, other experts.

- *Income taxes*, including the accounting related to uncertain tax positions and the determination of valuation allowances on our deferred tax assets. The recognition and measurement of uncertain tax positions involves consideration of the amounts and probabilities of various outcomes that could be realized upon ultimate resolution. Tax valuation allowances are established to reduce deferred tax assets, such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in interest rates, currency exchange rates, and debt prices. We manage our exposure to these risks by monitoring available financing alternatives, through pricing policies that may take into account currency exchange rates, and by entering into derivative arrangements.

We are exposed to interest rate risk through borrowings on our Warehouse Credit Facility and our Corporate Credit Facility, which includes our Revolving Corporate Credit Facility and our Term Loan, as these facilities bear interest at variable rates. All other interest bearing debt, including securitized debt, incurs interest at fixed rates. Changes in interest rates also impact the fair value of our fixed-rate vacation ownership notes receivable and our fixed-rate debt.

We manage the interest rate risk on our corporate debt through the use of a combination of fixed-rate debt and interest rate swaps (certain of which expired in September 2023 and the remaining outstanding interest rate swaps will expire in April 2024) that fix a portion of our variable-rate debt. At December 31, 2023, after considering the impact of interest rate swap agreements and excluding finance leases, the interest rate applicable to approximately 80% of our corporate debt was effectively fixed and the interest rate applicable to the remaining 20% (approximately $589 million) was variable. Assuming no outstanding balance on our Revolving Corporate Credit Facility, a 100 basis point increase in the underlying benchmark rate on our variable-rate debt at December 31, 2023 would result in an increase of approximately $5 million in annual cash interest due to the impact of our hedging arrangements discussed in Footnote 16 "Debt" to our Financial Statements. Assuming we had no outstanding hedging arrangements and no outstanding balance on our Revolving Corporate Credit Facility, a 100 basis point increase in the underlying benchmark rate on our variable-rate debt at December 31, 2023 would result in an annual increase in cash interest of approximately $8 million.

The following table presents the scheduled maturities and the total fair value as of year-end 2023 for our financial instruments that are impacted by market risks:

($ in millions)	Average Interest Rate	Maturities by Period						Total Carrying Value	Total Fair Value
		2024	2025	2026	2027	2028	There-after		
Assets – Maturities represent expected principal receipts; fair values represent assets									
Vacation ownership notes receivable — non-securitized	12.0%	$ 63	$ 42	$ 40	$ 40	$ 38	$ 208	$ 431	$ 433
Vacation ownership notes receivable — securitized	13.3%	$ 171	$ 176	$ 181	$ 183	$ 181	$ 1,020	$ 1,912	$ 1,994
Contracts receivable for financed VOI sales, net	12.6%	$ 3	$ 3	$ 3	$ 3	$ 3	$ 22	$ 37	$ 37
Liabilities – Maturities represent expected principal payments; fair values represent liabilities									
Securitized debt	4.6%	$ (193)	$ (196)	$ (319)	$ (192)	$ (189)	$ (1,032)	$ (2,121)	$(2,068)
Term Loan	7.2%	$ —	$ (784)	$ —	$ —	$ —	$ —	$ (784)	$ (784)
Revolving Corporate Credit Facility	7.5%	$ —	$ —	$ —	$ (105)	$ —	$ —	$ (105)	$ (105)
Senior Notes									
2028 Notes	4.8%	$ —	$ —	$ —	$ —	$ (350)	$ —	$ (350)	$ (322)
2029 Notes	4.5%	$ —	$ —	$ —	$ —	$ —	$ (500)	$ (500)	$ (445)
2026 Convertible Notes	—%	$ —	$ —	$ (575)	$ —	$ —	$ —	$ (575)	$ (508)
2027 Convertible Notes	3.3%	$ —	$ —	$ —	$ (575)	$ —	$ —	$ (575)	$ (513)
Non-interest bearing note payable	—%	$ (4)	$ —	$ —	$ —	$ —	$ —	$ (4)	$ (4)

We are exposed to currency exchange rate risk through investments in foreign subsidiaries that transact business in a currency other than the U.S. dollar and through the revaluation of assets and liabilities denominated in a currency other than the functional currency.

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and currency exchange rates. As a matter of policy, we only enter into transactions that we believe will be highly effective at offsetting the underlying risk and we do not use derivatives for trading or speculative purposes. However, we cannot assure you that these transactions will be as effective as we anticipate.

Item 8.   Financial Statements and Supplementary Data

The following financial information is included on the pages indicated.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Marriott Vacations Worldwide Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance on the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance on prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria").

Based on this assessment, management has concluded that, applying the COSO criteria, as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued a report on the effectiveness of the Company's internal control over financial reporting, a copy of which appears on the next page of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Marriott Vacations Worldwide Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Marriott Vacations Worldwide Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Marriott Vacations Worldwide Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Orlando, Florida
February 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Marriott Vacations Worldwide Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marriott Vacations Worldwide Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cost of Vacation Ownership Products

Description of the Matter	The Company's cost of vacation ownership products was $224 million for the year ended December 31, 2023. As discussed in Note 2 to the consolidated financial statements, the Company accounts for the cost of vacation ownership products utilizing the relative sales value method in accordance with the authoritative guidance for accounting for real estate time-sharing transactions. Changes in estimates used in applying the relative sales value method are recognized in the period that the changes occur.

Auditing the Company's application of the relative sales value method was challenging due to the nature and extent of audit effort required as the calculations are complex and contain a significant volume of data. Additionally, the determination of the cost of vacation ownership products was sensitive to the selection and application of assumptions used in estimating future revenues from sale of vacation ownership products which are affected by expectations about future market and economic conditions. |

Cost of Vacation Ownership Products

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to determine the cost of vacation ownership products. For example, we tested controls over management's review of the calculations, including the inputs and certain estimates, such as estimated future revenue from sale of vacation ownership products.

To test the cost of vacation ownership products, we performed audit procedures that included, among others, assessing the methodologies used, evaluating the estimates discussed above and testing the completeness and accuracy of the data used by the Company in the calculations. For example, we agreed inputs to the calculations to historical data and source documentation and evaluated the estimates used in the calculations, such as estimated future revenue from sale of vacation ownership products, utilizing historical operating results. We involved real estate subject matter resources on our team because the application of the relative sales value method is unique to companies in the real estate time-sharing industry.

Valuation of Originated and Acquired Vacation Ownership Notes Receivable

Description of the Matter

As of December 31, 2023, the Company's vacation ownership notes receivable was $2,343 million, of which $2,178 million related to originated vacation ownership notes receivable and $165 million related to acquired vacation ownership notes receivable. As discussed in Note 2 to the consolidated financial statements, for originated notes, the Company records the difference between the vacation ownership note receivable and variable consideration included in the transaction price for the sale of the related vacation ownership products as a reserve on the Company's originated vacation ownership notes receivable. The Company's acquired vacation ownership notes receivable are accounted for using the purchased credit deteriorated assets provision of the current expected credit loss model, whereby the Company estimates the reserve of its acquired vacation ownership receivables on a quarterly basis and any changes in the reserve are recorded as financing expense. The estimates of the variable consideration for originated vacation ownership notes receivable and the reserve for credit losses on the acquired vacation ownership notes receivable are based on default rates that are an output of the Company's static pool analyses and the estimates regarding future defaults.

Auditing the Company's valuation of originated and acquired vacation ownership notes receivable was challenging due to the nature and extent of audit effort required to test the static pool analyses, which are complex and contain a significant volume of data. Furthermore, the valuation of originated and acquired vacation ownership notes receivable was sensitive to management's assumptions regarding future default rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's vacation ownership notes receivable process. For example, we tested controls over management's review of the static pool analyses, including the significant inputs to the analyses, and review of the assumption regarding future default rates.

To test the valuation of originated and acquired vacation ownership notes receivable, we performed audit procedures that included, among others, assessing the methodology used, evaluating the assumptions regarding future default rates as discussed above, and testing the completeness and accuracy of the static pool analyses, including the significant inputs to the analyses. For example, we agreed inputs to the static pool analyses to historical data and source documentation. We also compared the assumptions regarding future defaults to the Company's historical and current default rates and performed a retrospective review of the defaults projected from the analyses. We involved real estate subject matter resources on our team because the static pool analyses are unique to companies in the real estate time-sharing industry.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.
Orlando, Florida
February 27, 2024

MARRIOTT VACATIONS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Fiscal Years 2023, 2022 and 2021
(In millions, except per share amounts)

	2023	2022	2021
REVENUES			
Sale of vacation ownership products	$ 1,460	$ 1,618	$ 1,153
Management and exchange	813	827	855
Rental	571	551	486
Financing	322	293	268
Cost reimbursements	1,561	1,367	1,128
TOTAL REVENUES	4,727	4,656	3,890
EXPENSES			
Cost of vacation ownership products	224	289	250
Marketing and sales	823	807	617
Management and exchange	442	444	521
Rental	452	382	344
Financing	113	75	88
General and administrative	273	249	227
Depreciation and amortization	135	132	146
Litigation charges	13	11	10
Restructuring	6	—	—
Royalty fee	117	114	106
Impairment	32	2	3
Cost reimbursements	1,561	1,367	1,128
TOTAL EXPENSES	4,191	3,872	3,440
Gains (losses) and other income (expense), net	47	40	(51)
Interest expense, net	(145)	(118)	(164)
Transaction and integration costs	(37)	(125)	(110)
Other	(3)	1	2
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	398	582	127
Provision for income taxes	(146)	(191)	(74)
NET INCOME	252	391	53
Net loss (income) attributable to noncontrolling interests	2	—	(4)
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 254	$ 391	$ 49
EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS			
Basic	$ 6.96	$ 9.69	$ 1.15
Diluted	$ 6.28	$ 8.77	$ 1.13
CASH DIVIDENDS DECLARED PER SHARE	$ 2.92	$ 2.58	$ 1.08

See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Fiscal Years 2023, 2022 and 2021
(In millions)

	2023	2022	2021
NET INCOME	$ 252	$ 391	$ 53
Foreign currency translation adjustments	11	10	11
Reclassification of foreign currency translation adjustments realized upon disposition of entities	—	(10)	—
Derivative instrument adjustment, net of tax	(10)	31	21
OTHER COMPREHENSIVE INCOME, NET OF TAX	1	31	32
Net loss (income) attributable to noncontrolling interests	2	—	(4)
COMPREHENSIVE LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2	—	(4)
COMPREHENSIVE INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 255	$ 422	$ 81

See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION
CONSOLIDATED BALANCE SHEETS
Fiscal Year-End 2023 and 2022
(In millions, except share and per share data)

	2023	2022
ASSETS		
Cash and cash equivalents	$ 248	$ 524
Restricted cash (including $79 and $85 from VIEs, respectively)	326	330
Accounts and contracts receivable, net (including $15 and $13 from VIEs, respectively)	385	292
Vacation ownership notes receivable, net (including $1,912 and $1,792 from VIEs, respectively)	2,343	2,198
Inventory	634	660
Property and equipment, net	1,260	1,139
Goodwill	3,117	3,117
Intangibles, net	854	911
Other (including $99 and $76 from VIEs, respectively)	513	468
TOTAL ASSETS	$ 9,680	$ 9,639
LIABILITIES AND EQUITY		
Accounts payable	$ 362	$ 356
Advance deposits	164	158
Accrued liabilities (including $4 and $5 from VIEs, respectively)	343	369
Deferred revenue	382	344
Payroll and benefits liability	205	251
Deferred compensation liability	168	139
Securitized debt, net (including $2,121 and $1,982 from VIEs, respectively)	2,096	1,938
Debt, net	3,049	3,088
Other	249	167
Deferred taxes	280	331
TOTAL LIABILITIES	7,298	7,141
Contingencies and Commitments (Note 13)		
Preferred stock — $0.01 par value; 2,000,000 shares authorized; none issued or outstanding	—	—
Common stock — $0.01 par value; 100,000,000 shares authorized; 75,807,882 and 75,744,524 shares issued, respectively	1	1
Treasury stock — at cost; 40,488,576 and 38,263,442 shares, respectively	(2,332)	(2,054)
Additional paid-in capital	3,955	3,941
Accumulated other comprehensive income	16	15
Retained earnings	742	593
TOTAL MVW STOCKHOLDERS' EQUITY	2,382	2,496
Noncontrolling interests	—	2
TOTAL EQUITY	2,382	2,498
TOTAL LIABILITIES AND EQUITY	$ 9,680	$ 9,639

The abbreviation VIEs above means Variable Interest Entities.

See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years 2023, 2022 and 2021
(In millions)

	2023	2022	2021
OPERATING ACTIVITIES			
Net income	$ 252	$ 391	$ 53
Adjustments to reconcile net income to net cash, cash equivalents, and restricted cash provided by operating activities:			
Depreciation and amortization of intangibles	135	132	146
Amortization of debt discount and issuance costs	23	25	56
Vacation ownership notes receivable reserve	230	150	101
Share-based compensation	31	39	51
Impairment charges	30	—	3
Gains and other income, net	(6)	(48)	—
Deferred income taxes	(64)	87	34
Net change in assets and liabilities, net of the effects of acquisition:			
Accounts and contracts receivable	(105)	(45)	—
Vacation ownership notes receivable originations	(987)	(980)	(750)
Vacation ownership notes receivable collections	596	642	686
Inventory	87	104	61
Other assets	(44)	(49)	(46)
Accounts payable, advance deposits and accrued liabilities	1	112	42
Deferred revenue	34	(9)	88
Payroll and benefit liabilities	(46)	53	35
Deferred compensation liability	15	13	22
Other liabilities	78	(38)	27
Deconsolidation of certain Consolidated Property Owners' Associations	—	(48)	(168)
Purchase of property for future transfer to inventory	(27)	(12)	(98)
Other, net	(1)	3	—
Net cash, cash equivalents, and restricted cash provided by operating activities	232	522	343
INVESTING ACTIVITIES			
Acquisition of a business, net of cash and restricted cash acquired	—	—	(157)
Proceeds from disposition of subsidiaries, net of cash and restricted cash transferred	—	94	—
Capital expenditures for property and equipment (excluding inventory)	(118)	(65)	(47)
Issuance of note receivable to VIE	—	(47)	—
Proceeds from collection of note receivable from VIE	—	47	—
Purchase of company owned life insurance	(10)	(18)	(14)
Dispositions, net	16	3	3
Other, net	—	2	2
Net cash, cash equivalents, and restricted cash (used in) provided by investing activities	(112)	16	(213)

Continued

See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Fiscal Years 2023, 2022 and 2021
(In millions)

	2023	2022	2021
FINANCING ACTIVITIES			
Borrowings from securitization transactions	1,492	1,031	957
Repayment of debt related to securitization transactions	(1,331)	(945)	(868)
Proceeds from debt	1,070	1,266	1,111
Repayments of debt	(1,221)	(935)	(1,339)
Purchase of convertible note hedges	—	(107)	(100)
Proceeds from issuance of warrants	—	43	70
Finance lease incentive	10	3	—
Finance lease payment	(5)	(4)	(5)
Payment of debt issuance costs	(12)	(15)	(22)
Repurchase of common stock	(286)	(701)	(78)
Payment of dividends	(106)	(99)	(23)
Payment of withholding taxes on vesting of restricted stock units	(12)	(23)	(20)
Net cash, cash equivalents, and restricted cash used in financing activities	(401)	(486)	(317)
Effect of changes in exchange rates on cash, cash equivalents, and restricted cash	1	(1)	(2)
Change in cash, cash equivalents, and restricted cash	(280)	51	(189)
Cash, cash equivalents, and restricted cash, beginning of year	854	803	992
Cash, cash equivalents, and restricted cash, end of year	$ 574	$ 854	$ 803
SUPPLEMENTAL DISCLOSURES			
Non-cash issuance of debt in connection with asset acquisition	$ —	$ 11	$ —
Non-cash issuance of treasury stock in connection with Welk Acquisition	—	—	248
Non-cash transfer from inventory to property and equipment	12	47	105
Non-cash transfer from property and equipment to inventory	57	13	2
Non-cash transfer from other assets to property and equipment	—	14	22
Non-cash issuance of treasury stock for employee stock purchase plan	5	5	3
Dividends payable	27	27	23
Interest paid, net of amounts capitalized	204	149	184
Income taxes paid, net of refunds (income tax refunds, net of income taxes paid)	141	57	(13)

See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal Years 2023, 2022 and 2021
(In millions)

Common Stock Issued		Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total MVW Stockholders' Equity	Non-controlling Interests	Total Equity
75.3	**BALANCE AT YEAR-END 2020**	$ 1	$ (1,334)	$ 3,760	$ (48)	$ 272	$ 2,651	$ 31	$ 2,682
—	Net income	—	—	—	—	49	49	4	53
—	Welk Acquisition	—	55	193	—	—	248	—	248
—	Foreign currency translation adjustments	—	—	—	11	—	11	—	11
—	Derivative instrument adjustment	—	—	—	21	—	21	—	21
0.2	Share-based compensation plans	—	1	29	—	—	30	—	30
—	Equity component of convertible notes, net of issuance costs	—	—	117	—	—	117	—	117
—	Purchase of convertible note hedges	—	—	(100)	—	—	(100)	—	(100)
—	Issuance of warrants	—	—	70	—	—	70	—	70
—	Repurchase of common stock	—	(78)	—	—	—	(78)	—	(78)
—	Dividends	—	—	—	—	(46)	(46)	—	(46)
—	Employee stock plan issuance	—	—	3	—	—	3	—	3
—	Deconsolidation of certain Consolidated Property Owners' Associations	—	—	—	—	—	—	(25)	(25)
75.5	**BALANCE AT YEAR-END 2021**	1	(1,356)	4,072	(16)	275	2,976	10	2,986
—	Impact of adoption of ASU 2020-06	—	—	(111)	—	31	(80)	—	(80)
75.5	**OPENING BALANCE 2022**	1	(1,356)	3,961	(16)	306	2,896	10	2,906
—	Net income	—	—	—	—	391	391	—	391
—	Foreign currency translation adjustments	—	—	—	10	—	10	—	10
—	Reclassification of foreign currency translation adjustments realized upon disposition of subsidiary	—	—	—	(10)	—	(10)	—	(10)
—	Derivative instrument adjustment	—	—	—	31	—	31	—	31
—	Adjustment for 2022 Convertible Note Hedges	—	—	6	—	—	6	—	6
—	Tax effect on equity, convertible notes	—	—	25	—	—	25	—	25
0.2	Share-based compensation plans	—	2	13	—	—	15	—	15
—	Purchase of convertible note hedges	—	—	(107)	—	—	(107)	—	(107)
—	Issuance of warrants	—	—	43	—	—	43	—	43
—	Expiration of warrants	—	—	(3)	—	—	(3)	—	(3)
—	Repurchase of common stock	—	(701)	—	—	—	(701)	—	(701)
—	Dividends	—	—	—	—	(104)	(104)	—	(104)
—	Employee stock plan issuance	—	1	3	—	—	4	—	4
—	Deconsolidation of certain Consolidated Property Owners' Associations	—	—	—	—	—	—	(8)	(8)
75.7	**BALANCE AT YEAR-END 2022**	1	(2,054)	3,941	15	593	2,496	2	2,498

Continued - See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

Fiscal Years 2023, 2022 and 2021

(In millions)

	Common Stock Issued	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total MVW Stockholders' Equity	Non-controlling Interests	Total Equity
BALANCE AT YEAR-END 2022	75.7	1	(2,054)	3,941	15	593	2,496	2	2,498
Net income (loss)	—		—	—	—	254	254	(2)	252
Foreign currency translation adjustments	—		—	—	11	—	11	—	11
Derivative instrument adjustment	—		—	—	(10)	—	(10)	—	(10)
Share-based compensation plans	0.1		8	14	—	—	22	—	22
Repurchase of common stock	—		(286)	—	—	—	(286)	—	(286)
Dividends	—		—	—	—	(105)	(105)	—	(105)
BALANCE AT YEAR-END 2023	75.8	$ 1	$ (2,332)	$ 3,955	$ 16	$ 742	$ 2,382	$ —	$ 2,382

See Notes to Consolidated Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The Consolidated Financial Statements present the results of operations, financial position and cash flows of Marriott Vacations Worldwide Corporation (referred to in this report as (i) "we," "us," "Marriott Vacations Worldwide," "MVW," or the "Company," which includes our consolidated subsidiaries except where the context of the reference is to a single corporate entity, or (ii) "MVWC," which shall refer only to Marriott Vacations Worldwide Corporation, without its consolidated subsidiaries). In order to make this report easier to read, we refer throughout to (i) our Consolidated Financial Statements as our "Financial Statements," (ii) our Consolidated Statements of Income as our "Income Statements," (iii) our Consolidated Balance Sheets as our "Balance Sheets," and (iv) our Consolidated Statements of Cash Flows as our "Cash Flows." In addition, references throughout to numbered "Footnotes" refer to the numbered Notes in these Notes to Consolidated Financial Statements, unless otherwise noted. We also refer to Marriott International, Inc. as "Marriott International" and Marriott International's Marriott Bonvoy customer loyalty program as "Marriott Bonvoy." We use certain other terms that are defined within these Financial Statements.

The Financial Statements presented herein and discussed below include 100% of the assets, liabilities, revenues, expenses, and cash flows of Marriott Vacations Worldwide, all entities in which Marriott Vacations Worldwide has a controlling voting interest ("subsidiaries"), and those variable interest entities ("VIEs") for which Marriott Vacations Worldwide is the primary beneficiary in accordance with consolidation accounting guidance. References in these Financial Statements to net income or loss attributable to common stockholders and MVW stockholders' equity do not include noncontrolling interests, which represent the outside ownership of our consolidated non-wholly owned entities and are reported separately. Intercompany accounts and transactions between consolidated entities have been eliminated in consolidation.

These Financial Statements reflect our financial position, results of operations, and cash flows as prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, allocations of the purchase price paid in business combinations, cost of vacation ownership products, inventory valuation, goodwill and intangibles valuation, accounting for acquired vacation ownership notes receivable, vacation ownership notes receivable reserves, income taxes, and loss contingencies. Actual results could differ from our estimates, and such differences may be material.

We have reclassified certain prior year amounts to conform with our current year presentation.

Acquisition of Welk

On April 1, 2021 (the "Welk Acquisition Date"), we completed the acquisition of Welk Hospitality Group, Inc. ("Welk") through a series of transactions (the "Welk Acquisition"), after which Welk became our indirect wholly-owned subsidiary. We refer to the business and brand that we acquired in the Welk Acquisition as "Legacy-Welk." The Financial Statements in this report for fiscal year 2021 include Welk's results of operations for the last three quarters of 2021. During 2023, we rebranded all Legacy-Welk resorts as Hyatt Vacation Club resorts. See Footnote 3 "Acquisitions and Dispositions" for more information on the Welk Acquisition.

Acquisition of ILG and Disposition of VRI America

On September 1, 2018 we completed the acquisition of ILG, LLC, formerly known as ILG, Inc. ("ILG"), through a series of transactions (the "ILG Acquisition"), after which ILG became our indirect wholly-owned subsidiary. We refer to our business associated with brands that existed prior to the ILG Acquisition as "Legacy-MVW" and to ILG's business and brands that we acquired as "Legacy-ILG." The businesses acquired from ILG that we currently operate as part of our Vacation Ownership business include Vistana Signature Experiences, which includes vacation ownership products branded as Sheraton or Westin, and Hyatt Vacation Ownership. The businesses acquired from ILG that we currently operate as part of our Exchange & Third-Party Management business include Interval International and Aqua-Aston Hospitality. As part of the ILG Acquisition, we also acquired the Vacation Resorts International ("VRI") and Trading Places International ("TPI") businesses (together, the "VRI Americas" business). Our Financial Statements reflect the disposition of the VRI Americas business on April 29, 2022. See Footnote 3 "Acquisitions and Dispositions" for more information on the disposition of VRI Americas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, "*Revenue from Contracts with Customers*" ("ASC 606").

Sale of Vacation Ownership Products

We market and sell vacation ownership products in our Vacation Ownership segment. Vacation ownership products include deeded vacation ownership products, deeded beneficial interests, rights to use real estate and other interests in trusts that solely hold real estate (collectively "vacation ownership products" or "VOIs"). Vacation ownership products may be sold for cash or we may provide financing.

In connection with the sale of vacation ownership products, we provide sales incentives to certain purchasers and, in certain cases, membership in a brand affiliated club. Non-cash incentives typically include Marriott Bonvoy points, Hyatt's customer loyalty program points ("World of Hyatt" points), or an alternative sales incentive that we refer to as "plus points." Plus points are redeemable for stays at our resorts or for use in an exclusive selection of travel packages provided by affiliate tour operators (the "Explorer Collection" or "BEYOND"), generally up to two years from the date of issuance.

Upon execution of a legal sales agreement, we typically receive an upfront deposit from our customer with the remainder of the purchase price for the vacation ownership product to either be collected at closing ("cash contract") or financed by the customer through our financing programs ("financed contract"). Refer to "*Financing Revenues*" below for further information regarding financing terms. Customer deposits received for contracts are recorded as Advance deposits on our Balance Sheets until the point in time at which control of the vacation ownership product has transferred to the customer.

Our assessment of collectability of the transaction price for sales of vacation ownership products is aligned with our credit granting policies for financed contracts. In determining the consideration to which we expect to be entitled for financed contracts, we include estimated variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the customer class and the results of our static pool analyses, which, primarily rely on historical payment data by customer class as described in "*Loan Loss Reserves*" below. Variable consideration which has not been included within the transaction price is presented as a reserve on contracts receivable or vacation ownership notes receivable. Revisions to estimates of variable consideration from the sale of vacation ownership products impact the reserve on contracts receivable and originated vacation ownership notes receivable and can increase or decrease revenue. Revenues were reduced during 2023 by $69 million due to changes in our estimates of variable consideration for performance obligations that were satisfied in prior periods, primarily due to the increase in our reserve for vacation ownership notes receivable.

In the third quarter of 2022, we combined and aligned our accounting methodology to calculate our estimates for the reserve on vacation ownership notes receivable for the Marriott-, Sheraton-, and Westin-brands ("Combined Marriott"), as we expect our future customers to represent a blend of the historical customers for each brand. We use the origination of vacation ownership notes receivable and the FICO scores of the customer by brand as the primary credit quality indicators, as historical performance indicates that there is a relationship between the default behavior of borrowers by FICO score and the brand associated with the VOI they have acquired.

See Footnote 6 "Vacation Ownership Notes Receivable" for additional information on our reserve for vacation ownership notes receivable reserve and adjustments recorded for the years presented.

In addition, we account for cash incentives provided to customers as a reduction of the transaction price. Refer to "*Arrangements with Multiple Performance Obligations*" below for a description of our methods of allocating transaction price to each performance obligation.

We evaluated our business practices, and the underlying risks and rewards associated with vacation ownership products and the respective timing that such risks and rewards are transferred to the customer in determining the point in time at which control of the vacation ownership product is transferred to the customer. Based upon the different terms of the contracts with the customer and business practices, for the contracts executed in the period prior to the third quarter of 2022, we determined that we transfer control of vacation ownership products at different times for each brand. Prior to the third quarter of 2022, we recognized revenue on the sale of Marriott-branded vacation ownership products at closing.

We have historically recognized revenue on the sale of Sheraton-,Westin- and Hyatt-branded vacation ownership products upon expiration of the rescission period.

In the third quarter of 2022, in connection with the affiliation of the Marriott-, Sheraton-, and Westin-branded vacation ownership products through Abound by Marriott Vacations, we modified our business practices and the terms of our Marriott-branded VOI sales contracts to be consistent with the existing terms of our Sheraton- and Westin-branded VOI sales contracts. As a result of these modifications, control of Marriott-branded vacation ownership products is transferred to the customer upon expiration of the statutory rescission period, consistent with the historical method of revenue recognition for sales of Sheraton- and Westin-branded vacation ownership products, resulting in earlier revenue recognition than the historical timing for Marriott-branded VOIs. At the time at which we recognize revenue for Marriott-branded VOI contracts, we temporarily record a contract receivable for both cash contracts and financed contracts, until the time at which we collect the cash or originate a vacation ownership note receivable, which occurs at closing. Marriott-branded VOI sales contracts executed prior to these modifications were accounted for with transfer of control of the VOI occurring at closing. We have not changed contract terms or business practices regarding how control of Hyatt Vacation Club VOIs is transferred to the customer. As such, we recognize revenue on the sale of Hyatt Vacation Club VOIs at expiration of rescission, except that revenue on the sale of VOIs derived from Legacy-Welk is recognized at closing.

Revenue for non-cash incentives, such as plus points, is recorded as Deferred revenue on our Balance Sheets at closing and is recognized as rental revenue upon transfer of control to the customer, which typically occurs upon delivery of the incentive, or at the point in time when the incentive is redeemed. For non-cash incentives provided by third parties (i.e. Marriott Bonvoy points, World of Hyatt points, third-party Explorer Collection offerings, or BEYOND), we evaluated whether we control the underlying good or service prior to delivery to the customer. We concluded that we are an agent for those non-cash incentives which we do not control prior to delivery and as such record the related revenue net of the related cost upon recognition.

Management and Exchange Revenues and Cost Reimbursements Revenues

Ancillary Revenues

Ancillary revenues consist of goods and services that are sold or provided by us at food and beverage outlets, golf courses and other retail and service outlets located at our resorts. Payments for such goods and services are generally received at the point of sale in the form of cash or credit card charges. For goods and services sold, we evaluate whether we control the underlying goods or services prior to delivery to the customer. For transactions where we do not control the goods or services prior to delivery, the related revenue is recorded net of the related cost upon recognition. We recognize ancillary revenue at the point in time when goods have been provided and/or services have been rendered.

Management Fee Revenues and Cost Reimbursements Revenues

We provide day-to-day-management services, including housekeeping services, operation of reservation systems, maintenance and certain accounting and administrative services for owners' associations, condominium owners and hotels.

We generate revenue from fees we earn for managing vacation ownership resorts, clubs, owners' associations, condominiums and hotels. In our Vacation Ownership segment, these fees are earned regardless of usage or occupancy and are typically based on either a percentage of the budgeted costs to operate the resorts or a fixed fee arrangement ("VO management fee revenues"). In our Exchange & Third-Party Management segment, we earn base management fees which are typically either (i) fixed amounts, (ii) amounts based on a percentage of adjusted gross lodging revenue, or (iii) various revenue sharing agreements based on stated formulas ("Base management fee revenues") and incentive management fees, which are generally a percentage of either operating profits or improvement in operating profits ("Incentive management fees"). In addition, we receive reimbursement of costs incurred on behalf of our customers, which consist of actual expenses with no added margin ("cost reimbursements"). Vacation Ownership segment cost reimbursements revenues exclude amounts that we have paid to the owners' associations related to maintenance fees for unsold vacation ownership products, as we have concluded that such payments are consideration payable to a customer.

Management fees are collected over time or upfront depending upon the specific management contract. Cost reimbursements are received over time and considered variable consideration. We have determined that a significant financing component does not exist as a substantial amount of the consideration promised by the customer is paid when the associated variable consideration is determined.

We evaluated the nature of the management services provided and concluded that the management services constitute a series of distinct services to be accounted for as a single performance obligation transferred over time. We use an input method, the number of days that management services are provided, to recognize VO management fee revenues and base management fee revenues, which is consistent with the pattern of transfer to the customers who receive and consume the benefits as services are provided each day. We recognize Incentive management fees as earned throughout the incentive period based on actual results, which is subject to estimation of the transaction price.

Any consideration we receive in advance of services being rendered is recorded as Deferred revenue on our Balance Sheets and is recognized ratably across the service period to which it relates. We recognize variable consideration for Cost reimbursements revenues when the reimbursable costs are incurred.

Other Services Revenues

Other services revenues includes revenues from membership fees, club dues and additional fees for services we provide to customers. Membership fees and club dues are received in advance of providing access to the exchange services, are recorded as Deferred revenue on our Balance Sheets and are earned regardless of whether exchange services are provided. Generally, Interval Network memberships are cancellable and refundable on a pro-rata basis, with the exception of the Interval Network's Platinum tier which is non-refundable. Transaction-based fees are typically collected at a point in time.

We have determined that exchange services constitute a stand-ready obligation for us to provide unlimited access to exchange services over a defined period of time, when and if a customer (or customer of a customer) requests. We have determined that customers benefit from the stand-ready obligation evenly throughout the period in which the customer has access to exchange services and as such, recognize membership fees and club dues on a straight-line basis over the related period of time.

Transaction-based fees are recognized as revenue at the point in time at which the relevant goods or services are transferred to the customer. For transaction-based fees, we evaluate whether we control the underlying goods or services prior to delivery to the customer. Transaction-based fees from exchanges and other transactions in our Exchange & Third-Party Management segment are generally recognized when confirmation of the transaction is provided and services have been rendered. For transactions where we do not control the goods or services prior to delivery, the related revenue is recorded net of the related cost upon recognition.

Financing Revenues

We offer consumer financing as an option to qualifying customers purchasing vacation ownership products, which is collateralized by the underlying vacation ownership products. We recognize interest income on an accrual basis. The contractual terms of the financing agreements require that the contractual level of annual principal payments be sufficient to amortize the loan over a customary period for the vacation ownership product being financed, which is generally ten to fifteen years. Generally, payments commence under the financing contracts 30 to 60 days after closing. We record the difference between the contract receivable or vacation ownership note receivable and the variable consideration included in the transaction price for the sale of the related vacation ownership product as a reserve on our contracts receivable or vacation ownership notes receivable, as applicable. We earn interest income from the financing arrangements on the principal balance outstanding over the life of the arrangement and record that interest income in Financing revenues on our Income Statements. See Footnote 6 "Vacation Ownership Notes Receivable" for additional information related to the accounting for our acquired vacation ownership notes receivable.

Financing revenues include transaction-based fees we charge to owners and other third parties for services. We recognize fee revenues when services have been rendered.

Rental Revenues

In our Vacation Ownership segment, we generate revenue from rentals of inventory that we hold for sale as interests in our vacation ownership programs, inventory that we control because our owners have elected alternative usage options permitted under our vacation ownership programs and rentals of owned-hotel properties. In our Exchange & Third-Party Management segment, we offer vacation rental opportunities for managed properties and to members of the Interval Network and certain other membership programs from seasonal oversupply or underutilized space, as well as sourced resort accommodations.

We receive payments for rentals primarily through credit card charges. We generally recognize rental revenues when occupancy has occurred, which is consistent with the period in which the customer benefits from such service. For certain rental revenues associated with our Exchange & Third-Party Management segment, revenue is recognized when confirmation of the transaction is provided as we concluded we are an agent for these transactions. We recognize rental revenue from the utilization of plus points issued in connection with the sale of vacation ownership products, as described in "*Sale of Vacation Ownership Products*" above, when occupancy has occurred.

We also generate revenues from vacation packages sold to our customers. The packages have an expiration period of six to twenty-four months, and payments for such packages are non-refundable and generally paid by the customer in advance. Payments received in advance are recorded as Advance deposits on our Balance Sheets, until the revenue is recognized, when occupancy has occurred. For rental revenues associated with vacation ownership products which we own and which are registered and held for sale, to the extent that the proceeds are less than costs, revenues are reported net in accordance with ASC Topic 978, "*Real Estate – Time-Sharing Activities*."

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. In cases where the standalone selling price is not readily available, we generally determine the standalone selling prices utilizing the adjusted market approach, using prices from similar contracts, our historical pricing on similar contracts, our internal marketing and selling data and other internal and external inputs we deem to be appropriate. Significant judgment is required in determining the standalone selling price under the adjusted market approach.

Receivables, Contract Assets & Contract Liabilities

As discussed above, the payment terms and conditions in our customer contracts vary. In some cases, customers prepay for their goods and services; in other cases, after appropriate credit evaluations, payment is due in arrears. When the timing of our delivery of goods and services is different from the timing of the payments made by customers, we recognize either a contract asset (performance precedes contractual due date) or a contract liability (customer payment precedes performance or when we have a right to consideration that is unconditional before the transfer of goods or services to a customer). Receivables are recorded when the right to consideration becomes unconditional. Contract liabilities are recognized as revenue as (or when) we perform under the contract. See Footnote 4 "Revenue and Receivables" for additional information related to our receivables, contract assets and contract liabilities.

Costs Incurred to Sell Vacation Ownership Products

We charge marketing and sales costs we incur to sell vacation ownership products to expense when incurred.

Earnings or Loss Per Share Attributable to Common Stockholders

Basic earnings or loss per share attributable to common stockholders is calculated by dividing the earnings or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings or loss per share attributable to common stockholders is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. The dilutive effect of outstanding equity-based compensation awards is reflected in diluted earnings per share attributable to common stockholders by application of the treasury stock method. Any potentially dilutive shares are excluded from the calculation for periods when there is a net loss attributable to common stockholders to avoid anti-dilutive effects.

Business Combinations

We allocate the purchase price of an acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. We recognize the amount by which the purchase price of an acquired entity exceeds the net of the fair values assigned to the assets acquired and liabilities assumed as goodwill. In determining the fair values of assets acquired and liabilities assumed, we use various recognized valuation methods including the income, cost and market approaches. Further, we make assumptions within certain valuation techniques, including discount rates, royalty rates, and the amount and timing of future cash flows. We record the net assets and results of operations of an acquired entity in our Financial Statements from the acquisition date. We initially perform these valuations based upon preliminary estimates and assumptions by management or independent valuation specialists under our supervision, where appropriate, and make revisions as estimates and assumptions are finalized. We expense acquisition-related costs as we incur them.

As part of our accounting for business combinations we are required to determine the useful lives of identifiable intangible assets recognized separately from goodwill. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the acquired business. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. We base the estimate of the useful life of an intangible asset on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

- The expected use of the asset.
- The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
- Any legal, regulatory, or contractual provisions that may limit the useful life.
- Our own historical experience in renewing or extending similar arrangements, consistent with our intended use of the asset, regardless of whether those arrangements have explicit renewal or extension provisions.
- The effects of obsolescence, demand, competition, and other economic factors.
- The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset is considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon; that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the acquired business.

Although we believe the assumptions and estimates we have made have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired entity and are inherently uncertain. Examples of critical estimates in accounting for acquisitions include but are not limited to future expected cash flows from sales of products and services and related contracts and agreements and discount and long-term growth rates. Unanticipated events and circumstances may occur which could affect the accuracy or validity of our assumptions, estimates or actual results.

Variable Interest Entities

We consolidate entities under our control, including VIEs where we are deemed to be the primary beneficiary. In accordance with the applicable accounting guidance for the consolidation of VIEs, we analyze our variable interests, including loans, guarantees and equity investments, to determine if an entity in which we have a variable interest is a VIE. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability, and relevant financial agreements. We also use our qualitative analyses to determine if we must consolidate a VIE because we are its primary beneficiary.

Fair Value Measurements

We have several financial instruments that we are required to disclose at fair value on a recurring basis. See Footnote 7 "Financial Instruments" for further information. We also apply the provisions of fair value measurement to various non-recurring measurements for our financial and non-financial assets and liabilities.

The applicable accounting standards define fair value as the price that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). We measure fair value of our assets and liabilities using inputs from the following three levels of the fair value hierarchy:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.
- Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
- Level 3 includes unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

Cash and Cash Equivalents

We consider all highly liquid investments with an initial purchase maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of cash restricted for use by consolidated owners' associations which is designated for resort operations and other specific uses, such as reserves, cash held in a reserve account related to vacation ownership notes receivable securitizations, cash collected for maintenance fees to be remitted to owners' associations, and deposits received and held in escrow, primarily associated with the sale of vacation ownership products.

Accounts Receivable

Accounts receivable are comprised of amounts due from customers, primarily owners' associations, resort developers, owners and members, credit card receivables, amounts due from taxing authorities, indemnification assets, and other miscellaneous receivables. Accounts receivable outstanding longer than the contractual payment terms are considered past due. We determine our credit loss reserve for accounts receivable by considering a number of factors, including previous loss history, our judgment as to the specific customer's current ability to pay its obligation and the condition of the general economy. We write off accounts receivable when they become uncollectible once we have exhausted all means of collection. Accounts receivable is presented net of a reserve for credit losses of $5 million and $4 million at December 31, 2023 and December 31, 2022, respectively. Accounts receivable also includes interest receivable on vacation ownership notes receivable. Write-offs of interest receivable are recorded as a reversal of previously recorded interest income.

Loan Loss Reserves

Acquired Vacation Ownership Notes Receivable Reserve for Credit Losses

As part of the ILG Acquisition, we acquired existing portfolios of vacation ownership notes receivable. We account for these acquired vacation ownership notes receivable using the purchased credit deteriorated assets provision of the current expected credit loss model, whereby we established a reserve for credit losses and a corresponding increase in the book value of the acquired vacation ownership notes receivable, resulting in no impact to the recorded balance. The estimates of the reserve for credit losses on the acquired vacation ownership notes receivable are based on default rates that are an output of our static pool analyses. Any changes in the reserve for credit losses are recorded as Financing expenses on our Income Statements. For acquired vacation ownership notes receivable, the estimated collateral value is transferred from vacation ownership notes receivable to inventory upon foreclosure or revocation of the related vacation ownership note receivable.

The vacation ownership notes receivable acquired as part of the Welk Acquisition were recorded at fair value using the purchased credit deteriorated assets provision of the current expected credit loss model, consistent with the principles outlined above.

Contracts Receivable and Originated Vacation Ownership Notes Receivable Reserve

We record the difference between the contract receivable or vacation ownership note receivable and the variable consideration included in the transaction price for the sale of the related vacation ownership product as a reserve on our contracts receivable or originated vacation ownership notes receivable, as applicable. See "Financing Revenues" above for further information.

Past Due and Defaulted

Although we consider loans to owners to be past due if we do not receive payment within 30 days of the due date, we suspend accrual of interest only on those loans that are over 90 days past due. For Legacy-MVW vacation ownership notes receivable, we consider loans over 150 days past due to be in default and fully reserve such amounts, less an estimate for reinstatement. For Legacy-ILG and Legacy-Welk vacation ownership notes receivable, we consider loans over 120 days past due to be in default and fully reserve such amounts, less an estimate for reinstatement. We apply payments we receive for vacation ownership notes receivable on non-accrual status first to interest, then to principal and any remainder to fees. We resume accruing interest when vacation ownership notes receivable are less than 90 days past due. We do not accept payments for vacation ownership notes receivable during the foreclosure process unless the amount is sufficient to pay all past due principal, interest, fees and penalties owed and fully reinstate the note. We write off vacation ownership notes receivable against the reserve once we receive title to the vacation ownership products through the foreclosure or deed-in-lieu process or, in certain circumstances, when revocation is complete.

Inventory

Our inventory consists primarily of completed vacation ownership products. We carry our inventory at the lower of (1) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest and real estate taxes plus other costs incurred during construction, or (2) estimated fair value, less costs to sell, which can result in impairment charges and/or recoveries of previous impairments.

We account for vacation ownership inventory and cost of vacation ownership products in accordance with the authoritative guidance for accounting for real estate time-sharing transactions, which defines a specific application of the relative sales value method for reducing vacation ownership inventory and recording cost of sales as described in our policy for revenue recognition for vacation ownership products. Also, pursuant to the guidance for accounting for real estate time-sharing transactions, we do not reduce inventory for the cost of vacation ownership products related to variable consideration which has not been included within the transaction price (accordingly, no adjustment is made when inventory is reacquired upon default of the related originated vacation ownership note receivable). These standards provide for changes in estimates within the relative sales value calculations to be accounted for as real estate inventory true-ups, which we refer to as product cost true-up activity, and are recorded in Cost of vacation ownership product expenses on the Income Statements to retrospectively adjust the margin previously recorded subject to those estimates. Product cost true-up activity relating to vacation ownership products increased carrying values of inventory by $36 million, $24 million and $10 million during 2023, 2022 and 2021, respectively.

Property and Equipment

Property and equipment includes our sales centers, golf courses, information technology, including internally developed capitalized software, finance lease assets, and other assets used in the normal course of business, as well as land held for future vacation ownership product development, and undeveloped and partially developed land parcels that are not part of an approved development plan and do not meet the criteria to be classified as held for sale. In addition, fully developed VOIs are classified as property and equipment until they are registered and available for sale. We record property and equipment at cost, including interest and real estate taxes incurred during active development. We capitalize the cost of improvements that extend the useful life of property and equipment when incurred. We expense all repair and maintenance costs as incurred. We compute depreciation using the straight-line method over the estimated useful lives of the assets (three to forty years), and we amortize leasehold improvements over the shorter of the asset life or lease term.

We also capitalize certain qualified costs incurred in connection with the development of internal use software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended.

Leases

We account for leases in accordance with ASC Topic 842, "*Leases*" ("ASC 842"). We determine if an arrangement is or contains a lease at contract inception. Operating leases include lease arrangements for various land, corporate facilities office space, real estate and equipment. Other operating leases are primarily for office, off-site sales centers and retail space, as well as various equipment supporting our operations, with varying terms and renewal option periods.

Finance leases include lease arrangements for our new corporate headquarters (commencing in 2023), ancillary and operations space. We also have a long-term finance lease for land underlying an operating hotel. In addition, we also lease various equipment supporting our operations and classify these leases as finance leases in accordance with ASC 842. The depreciable life of these assets is limited to the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Right-of-use assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Short-term leases, which have an initial term of a year or less, are not recorded on the balance sheet. For purposes of calculating lease liabilities, lease terms may be deemed to include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Macroeconomic conditions are the primary factor used to estimate whether an option to extend a lease term will be exercised or not. Because the rate implicit in our leases is not readily determinable, we use our incremental borrowing rate as the discount rate, which approximates the interest rate at which we could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Right-of-use assets exclude the unamortized portion of lease incentives received. Certain of our lease agreements include variable rental payments that are based on a percentage of retail sales over contractual levels and others include rental payments adjusted periodically for inflation. Additionally, with respect to our real estate leases, we do not separate lease and non-lease components.

Impairment of Long-Lived Assets and Other Intangible Assets

We assess long-lived assets, including property and equipment, leases, and definite-lived intangible assets, for recoverability when changes in circumstances indicate the carrying value may not be recoverable, for example, when there are material adverse changes in projected revenues or expenses, significant underperformance relative to historical or projected operating results, or significant negative industry or economic trends. We evaluate recoverability of an asset group by comparing its carrying value to the future net undiscounted cash flows that we expect will be generated by the asset group. If the comparison indicates that the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess of carrying value over the estimated fair value. When we recognize an impairment loss for assets to be held and used, we depreciate the adjusted carrying amount of those assets over their remaining useful life.

We assess indefinite-lived intangible assets for potential impairment and continued indefinite use annually, or more frequently if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible is less than its carrying amount. If the carrying value of the asset exceeds the fair value, we recognize an impairment loss in the amount of that excess.

Goodwill

We perform an annual review for the potential impairment of the carrying value of goodwill in the fourth quarter, or more frequently if events or circumstances indicate a possible impairment. For purposes of evaluating goodwill for impairment, we have two reporting units, which are also our reportable operating segments. In evaluating goodwill for impairment, we may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If we bypass the qualitative assessment, or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount.

Qualitative factors that we consider include, for example, macroeconomic and industry conditions, overall financial performance, and other relevant entity-specific events. If the qualitative assessment is not conclusive, then a quantitative impairment analysis for goodwill is performed at the reporting unit level. We may also choose to perform this quantitative impairment analysis instead of the qualitative analysis. The quantitative impairment analysis compares the fair value of the reporting unit, determined using the income and/or market approach, to its recorded amount. If the recorded amount exceeds the fair value, then a goodwill impairment charge is recorded for the difference up to the recorded amount of goodwill.

We calculate the estimated fair value of a reporting unit using a weighting of the income and market approaches. For the income approach, we use internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. For the market approach, we use internal analyses based primarily on market comparables. We base these assumptions on our historical data and experience, third-party appraisals, industry projections, micro and macro general economic condition projections, and our expectations.

Convertible Notes

In the first quarter of 2022, we adopted Accounting Standards Update 2020-06 – "*Debt — Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*" ("ASU 2020-06"), using the modified retrospective method. Prior to the adoption of ASU 2020-06, we had bifurcated our convertible notes into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated convertible feature. The carrying amount of the equity component, representing the conversion option, was determined by deducting the fair value of the liability component from the par value of the convertible notes. The excess of the principal amount of the liability over its carrying amount was amortized to interest expense over the term of the convertible notes using the effective interest method.

Upon adoption of ASU 2020-06, we were no longer required to separate our convertible notes into liability and equity components, and were required to calculate the impact of our convertible notes on diluted earnings per share using the "if-converted" method, regardless of intent to settle or partially settle the debt in cash. Under the "if-converted" method, diluted earnings per share is generally calculated assuming that all of our convertible notes are converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the "if-converted" method reduces our reported diluted earnings per share. The impacts of the adoption were recorded as a cumulative effect in the opening balance of retained earnings and the conversion feature related to our convertible notes was reclassified from equity to liabilities. In addition, we eliminated the related equity adjustment associated with the deferred tax liability. The adoption of ASU 2020-06 on January 1, 2022 resulted in an increase in debt of $107 million, a decrease in additional paid-in capital of $111 million, and a decrease in deferred taxes of $27 million, as well as a cumulative effect adjustment to the opening balance of retained earnings of $31 million. We will continue to amortize the remaining debt issuance costs associated with our convertible notes over the respective terms of our convertible notes. The prior period consolidated financial statements have not been retrospectively restated and continue to be reported under the accounting standards in effect for those periods.

Subsequent to the adoption of ASU 2020-06, our convertible senior notes are accounted for entirely as a liability and measured at their amortized cost. See Footnote 8 "Earnings Per Share" and Footnote 16 "Debt" for more information.

Derivative Instruments

We record derivatives at fair value. The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument in our Financial Statements. A derivative qualifies for hedge accounting if we expect it to be highly effective in offsetting the underlying hedged exposure and we fulfill the hedge documentation requirements. We may designate a hedge as a cash flow hedge, fair value hedge, or a net investment in non-U.S. operations hedge based on the exposure we are hedging. If a qualifying hedge is deemed effective, we record changes in fair value in other comprehensive income.

We assess the effectiveness of our hedging instruments quarterly, recognize current period hedge ineffectiveness immediately in earnings, and discontinue hedge accounting for any hedge that we no longer consider to be highly effective. We recognize changes in fair value for derivatives not designated as hedges or those not qualifying for hedge accounting in current period earnings.

We are exposed to market risk from changes in interest rates, currency exchange rates, and debt prices. We manage our exposure to these risks by monitoring available financing alternatives, through pricing policies that may take into account currency exchange rates, and by entering into derivative arrangements. We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and currency exchange rates. As a matter of policy, we only enter into transactions that we believe will be highly effective at offsetting the underlying risk and we do not use derivatives for trading or speculative purposes.

Loss Contingencies

We are subject to various legal proceedings and claims in the normal course of business, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when we determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations we evaluate, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, our ability to make a reasonable estimate of the loss. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Defined Contribution Plan

We administer and maintain a defined contribution plan for the benefit of all employees meeting certain eligibility requirements who elect to participate in the plan. Contributions are determined based on a specified percentage of salary deferrals by participating employees. We recognized compensation expense (net of cost reimbursements from owners' associations) for our participating employees totaling $24 million in 2023, $23 million in 2022, and $19 million in 2021.

Deferred Compensation Plan

Certain members of our senior management have the opportunity to participate in the Marriott Vacations Worldwide Deferred Compensation Plan (the "Deferred Compensation Plan"), which we maintain and administer. Under both the Deferred Compensation Plan and the Marriott International EDC (as defined below), participating employees are able to defer payment and income taxation of a portion of their salary and bonus. It also provides participants with the opportunity for long-term capital appreciation by crediting their accounts with notional earnings.

Prior to the spin-off of MVW from Marriott International (the "Marriott Spin-Off"), certain members of our senior management had the opportunity to participate in the Marriott International, Inc. Executive Deferred Compensation Plan (the "Marriott International EDC"), which Marriott International maintains and administers. Subsequent to the Marriott Spin-Off, we remain liable to reimburse Marriott International for distributions to participants who were employees of Marriott Vacations Worldwide at the time of the Marriott Spin-Off, including earnings thereon.

To support our ability to meet a portion of our obligations under the Deferred Compensation Plan, we acquired company owned insurance policies (the "COLI policies") on the lives of certain participants in the Deferred Compensation Plan, the proceeds of which are intended to be aligned with the investment alternatives elected by plan participants and are payable to a rabbi trust with the Company as grantor. For both 2023 and 2022, participants were able to select a rate of return based on market-based investment alternatives for up to 100% of their contributions and existing balances, with one of those options being a fixed rate of return of 3.5%.

We consolidate the liabilities of the Deferred Compensation Plan and the related assets, which consist of the COLI policies held in the rabbi trust. The rabbi trust is considered a VIE. We are the primary beneficiary of the rabbi trust because we direct the activities of the trust and are the beneficiary of the trust. At December 31, 2023 and December 31, 2022, the value of the assets held in the rabbi trust was $99 million and $76 million, respectively, and is included in the Other line within assets on our Balance Sheets.

Share-Based Compensation Costs

In 2020, our stockholders approved the Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan (the "MVW Equity Plan"), which supersedes both the Marriott Vacations Worldwide Corporation Stock and Cash Incentive Plan and the Interval Leisure Group, Inc. 2013 Stock and Incentive Plan (collectively, the "Prior Plans"). No new awards will be granted under the Prior Plans and all awards that were granted under the Prior Plans will remain outstanding and continue to be governed by the Prior Plans.

The MVW Equity Plan is maintained for the benefit of our officers, directors, and employees. Under the MVW Equity Plan, we are authorized to award: (1) restricted shares of our common stock and restricted stock units ("RSUs") of our common stock, (2) stock appreciation rights ("SARs") relating to our common stock, and (3) options to purchase our common stock.

We follow the provisions of ASC Topic 718 "*Compensation—Stock Compensation*," which requires that a company measure the expense of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Generally, share-based awards granted to our employees, other than RSUs with performance vesting conditions, vest ratably over a four-year period. For share-based awards with service-only vesting conditions, we record compensation expense on a straight-line basis over the requisite service period. For RSUs with performance vesting conditions, the number of RSUs earned, if any, is determined following the end of a performance period (typically three years) based upon the achievement over that period of specific quantitative operating financial measures and we recognize compensation expense once it is probable that the corresponding performance condition will be achieved.

SARs awarded under the MVW Equity Plan are granted at exercise prices or strike prices equal to the market price of our common stock on the date of grant (this price is referred to as the "base value"). SARs generally expire ten years after the date of grant and both vest and become exercisable in cumulative installments of one quarter of the grant at the end of each of the first four years following the date of grant. Upon exercise of SARs, our employees and non-employee directors receive a number of shares of our common stock equal to the number of SARs being exercised, multiplied by the quotient of (a) the market price of the common stock on the date of exercise (this price is referred to as the "final value") minus the base value, divided by (b) the final value.

We recognize the expense associated with these awards on our Income Statements based on the fair value of the awards as of the date that the share-based awards are granted and adjust that expense to the estimated number of awards that we expect will vest or be earned. The fair value of RSUs represents the number of awards granted multiplied by the average of the high and low market price of our common stock on the date the awards are granted, reduced by the present value of the dividends expected to be paid on the shares during the vesting period, discounted at a risk-free interest rate. We generally determine the fair value of SARs using the Black-Scholes option valuation model, which incorporates assumptions about expected volatility, risk free interest rate, dividend yield and expected term. We issue shares from authorized shares upon the exercise of SARs held by our employees and directors.

For share-based awards granted to non-employee directors, we recognize compensation expense on the grant date based on the fair value of the awards as of that date. See Footnote 18 "Share-Based Compensation" for more information on the MVW Equity Plan.

Employee Stock Purchase Plan

During 2015, our Board of Directors adopted, and our stockholders subsequently approved, the Marriott Vacations Worldwide Corporation Employee Stock Purchase Plan (the "ESPP"), which became effective during 2015. A total of 500,000 shares of common stock may be purchased under the ESPP. The ESPP allows eligible employees to purchase shares of our common stock at a price per share not less than 95% of the fair market value per share of common stock on the purchase date, up to a maximum threshold established by the plan administrator for the offering period.

Non-U.S. Operations

The U.S. dollar is the functional currency of our consolidated entities operating in the United States. The functional currency for our consolidated entities operating outside of the United States is generally the currency of the economic environment in which the entity primarily generates and expends cash. For consolidated entities whose functional currency is not the U.S. dollar, we translate their financial statements into U.S. dollars. We translate assets and liabilities at the exchange rate in effect as of the financial statement date and translate Income Statement accounts using the weighted average exchange rate for the period. We include translation adjustments from currency exchange and the effect of exchange rate changes on intercompany transactions of a long-term investment nature as a separate component of equity. We report gains and losses from currency exchange rate changes related to intercompany receivables and payables that are not of a long-term investment nature, as well as gains and losses from non-U.S. currency transactions, in the Gains (losses) and other income (expense), net line on our Income Statements.

Income Taxes

We file income tax returns, including with respect to our subsidiaries, in various jurisdictions around the world. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income tax in the period that includes the enactment date.

Changes in existing tax laws and rates, their related interpretations, and the uncertainty generated by the current economic environment may affect the amounts of deferred tax liabilities or the valuations of deferred tax assets over time. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates.

We record a valuation allowance on deferred taxes if we determine it is more likely than not that we will not fully realize the future benefit of deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event we determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which impacts the provision for income taxes.

We file tax returns after the close of our fiscal year end and adjust our estimated tax receivable or liability to the actual tax receivable or tax due per the filed tax returns in the provision for income tax.

For purposes of Global Intangible Low-Taxed Income, we have elected to use the period cost method and therefore have not recorded deferred taxes for basis differences expected to reverse in future periods.

For tax positions we have taken, or expect to take, in a tax return we apply a more likely than not threshold, under which we must conclude a tax position is more likely than not to be sustained, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to continue to recognize the benefit. In determining our provision for income taxes, we use judgment, reflecting our estimates and assumptions, in applying the more likely than not threshold. Based on our evaluations of tax positions, we believe that potential tax exposures have been recorded appropriately. Additionally, we recognize accrued interest and penalties related to our unrecognized tax benefits as a component of tax expense.

New Accounting Standards

Accounting Standards Update 2022-02 – "*Financial Instruments — Credit Losses (Topic 326) – Troubled Debt Restructurings and Vintage Disclosures"* ("ASU 2022-02")

In the first quarter of 2023, we adopted accounting standards update ("ASU") 2022-02, which eliminated the recognition and measurement guidance applicable to troubled debt restructurings for creditors and enhanced disclosure requirements with respect to loan modifications for borrowers experiencing financial difficulty. ASU 2022-02 also requires disclosure of current-period gross write-offs by year of origination to be presented in the vintage disclosures for financing receivables. The adoption of ASU 2022-02 on January 1, 2023, on a prospective basis, did not have a material impact on our financial statements or disclosures other than the addition of incremental disclosures relating to gross write-offs for vacation ownership notes receivable. See Footnote 6 "Vacation Ownership Notes Receivable" for the incremental disclosures required by the adoption of ASU 2022-02.

Accounting Standards Update 2020-04 – "*Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting*" ("ASU 2020-04") and Accounting Standards Update 2022-06 – "*Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848*" ("ASU 2022-06")

In 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, as amended, which provides optional expedients and exceptions to existing guidance on contract modifications and hedge accounting in an effort to ease the financial reporting burdens related to the expected market transition from the USD London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This update was effective upon issuance and issuers generally were able to elect to adopt the optional expedients and exceptions over time through a period ending on December 31, 2022. In December 2022, the FASB issued ASU 2022-06 to extend the temporary accounting rules under Topic 848 from December 31, 2022 to December 31, 2024. During the second quarter of 2023, we amended our Term Loan (as defined in Footnote 16 "Debt") and our interest rate swaps and collar to reference SOFR (as defined in Footnote 15 "Securitized Debt") rather than LIBOR. See Footnote 16 "Debt" for more information. Both our Term Loan and the related interest rate swaps and collar transitioned to SOFR at the same time, effective July 31, 2023. As of December 31, 2023, we have no other financial instruments to transition from LIBOR.

Future Adoption of Accounting Standards

Accounting Standards Update 2023-07 – *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"* ("ASU 2023-07")

In November 2023, the FASB issued ASU 2023-07, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This update should be applied retrospectively for all prior periods presented in the financial statements. We continue to evaluate the impact that the adoption of this update, including the timing of implementation, will have on our disclosures.

Accounting Standards Update 2023-09 – *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"* ("ASU 2023-09")

In December 2023, the FASB issued ASU 2023-09, which is intended to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 primarily enhances and expands both the annual income tax rate reconciliation disclosure and the annual income taxes paid disclosure. This update is effective for fiscal years beginning after December 15, 2024 and may be adopted on a prospective or retrospective basis, with early adoption permitted. We continue to evaluate the impact that the adoption of this update, including the timing of implementation, will have on our disclosures.

3. ACQUISITIONS AND DISPOSITIONS

Acquisitions

Welk Acquisition

We completed the Welk Acquisition on April 1, 2021. The following table presents the fair value of each type of consideration transferred in the Welk Acquisition, as finalized at March 31, 2022.

(in millions, except per share amounts)		
Equivalent shares of Marriott Vacations Worldwide common stock issued		1.4
Marriott Vacations Worldwide common stock price per share as of Welk Acquisition Date	$	174.18
Fair value of Marriott Vacations Worldwide common stock issued		248
Cash consideration to Welk, net of cash and restricted cash acquired of $48 million		157
Total consideration transferred, net of cash and restricted cash acquired	$	405

Fair Values of Assets Acquired and Liabilities Assumed

We accounted for the Welk Acquisition as a business combination, which requires us to record the assets acquired and liabilities assumed at fair value as of the Welk Acquisition Date. The values attributed to Vacation ownership notes receivable, Inventory, Property and equipment, Intangible assets, and Securitized debt from VIEs were based on valuations prepared using Level 3 inputs and assumptions in accordance with ASC Topic 820 "*Fair Value Measurements*" ("ASC 820"). The value attributed to Debt was based on Level 2 inputs in accordance with ASC 820. During the first quarter of 2022, we finalized our allocation of the purchase price to the acquired assets and liabilities. The following table presents the fair value of the assets that we acquired and the liabilities that we assumed in connection with the business combination as finalized.

($ in millions)		April 1, 2021 (as finalized)
Vacation ownership notes receivable, net	$	255
Inventory		111
Property and equipment, net		83
Intangible assets		102
Other assets		19
Deferred taxes		(24)
Debt		(189)
Securitized debt		(184)
Other liabilities		(93)
Net assets acquired		80
Goodwill[1]		325
	$	405

[1] Goodwill is calculated as total consideration transferred, net of cash acquired, less identified net assets acquired. It represents the value that we expect to obtain from growth opportunities from our combined operations and is not deductible for tax purposes.

Pro Forma Results of Operations

The following unaudited pro forma information presents the combined results of operations of Marriott Vacations Worldwide and Legacy-Welk as if we had completed the Welk Acquisition on December 31, 2019, the last day of our 2019 fiscal year, but using the estimates of the fair values of assets and liabilities as of the Welk Acquisition Date set forth above. As required by GAAP, these unaudited pro forma results do not reflect any synergies from operating efficiencies. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the Welk Acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

There were no Welk Acquisition-related costs included in the unaudited pro forma results below for 2021.

($ in millions, except per share data)		2021
Revenues	$	3,937
Net income	$	70
Net income attributable to common stockholders	$	62
EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS		
Basic	$	1.46
Diluted	$	1.43

Other Acquisitions

Savannah, Georgia

During 2023, we acquired a property in Savannah, Georgia for $19 million. We plan to convert the property into a 73-unit vacation ownership property. The transaction was accounted for as an asset acquisition and was recorded in Property and equipment, net.

Charleston, South Carolina

During 2023, we acquired a parcel of land and an adjacent retail space in Charleston, South Carolina for $17 million. We plan to develop the parcel of land into a 50-unit vacation ownership property and use a portion of the retail space to operate a sales center. The transaction was accounted for as an asset acquisition and was recorded in Property and equipment, net.

Bali

During 2022, we acquired 88 completed vacation ownership units, as well as a sales center, located in Bali, Indonesia for $36 million. The transaction was accounted for as an asset acquisition and the purchase price was allocated to Property and equipment, net. As consideration for the acquisition, we paid $12 million in cash and issued a non-interest bearing note payable for $11 million, of which $6 million was repaid in the first quarter of 2023. Further, we reclassified $13 million of previous deposits associated with the project from Other assets to Property and equipment, net.

Costa Rica

During 2021, we acquired 24 completed vacation ownership units and an operations building located in Costa Rica for $14 million. We accounted for the transaction as an asset acquisition with the purchase price allocated to Inventory ($13 million) and Property and equipment, net ($1 million).

New York, New York

During 2021, we acquired the remaining 120 completed vacation ownership units located at our Marriott Vacation Club Pulse, New York City property for $98 million. We accounted for the transaction as an asset acquisition with the purchase price allocated to Property and equipment, net.

San Francisco, California

During 2021, we acquired 44 completed vacation ownership units at our Marriott Vacation Club Pulse, San Francisco property for $34 million. We accounted for the transaction as an asset acquisition with the purchase price allocated to Inventory ($29 million) and Other assets ($5 million).

Additionally, during 2021, we completed the purchase of the remaining inventory at our Marriott Vacation Club Pulse, San Francisco property and wrote off the outstanding management fee receivables deemed uncollectible of $7 million, which was recorded in the Management and exchange expense line on our Income Statement for the year ended December 31, 2021. As part of the purchase, we acquired the remaining 78 completed vacation ownership units, as well as an onsite garage, for $59 million. We accounted for the purchase as an asset acquisition with the purchase price allocated to Inventory ($41 million) and Property and equipment, net ($18 million). Further, we reclassified $10 million of previous deposits associated with the project from Other assets to Inventory.

Dispositions

During 2022, we disposed of VRI Americas for proceeds of $56 million, net of cash and restricted cash transferred to the buyer of $12 million, after determining that this business was not a core component of our future growth strategy and operating model. The results of VRI Americas are included in our Exchange and Third-Party Management segment through the date of the sale. The net carrying value of VRI Americas as of the date of the disposition was $51 million, including $25 million of goodwill and $20 million of intangible assets. As a result of the disposition, we recorded a gain of $17 million in Gains (losses) and other income (expense), net on our Income Statement for the year ended December 31, 2022.

Additionally, during 2022, we disposed of entities that owned and operated a Vacation Ownership segment hotel in Puerto Vallarta, Mexico, for proceeds of $38 million, net of cash and restricted cash transferred to the buyer of $3 million, consistent with our strategy to dispose of non-strategic assets. The net carrying value of the business disposed of as of the date of the disposition, excluding the cumulative translation adjustment, was $18 million, substantially all of which was for property and equipment. As a result of this disposition, we recorded a gain of $33 million in Gains (losses) and other income (expense), net on our Income Statement for the year ended December 31, 2022, which included the realization of cumulative foreign currency translation gains of $10 million associated with the disposition of these entities.

4. REVENUE AND RECEIVABLES

Sources of Revenue by Segment

($ in millions)	2023			
	Vacation Ownership	Exchange & Third-Party Management	Corporate and Other	Total
Sale of vacation ownership products	$ 1,460	$ —	$ —	$ 1,460
Ancillary revenues	252	5	—	257
Management fee revenues	180	24	(3)	201
Exchange and other services revenues	136	177	42	355
Management and exchange	568	206	39	813
Rental	531	40	—	571
Cost reimbursements	1,587	16	(42)	1,561
Revenue from contracts with customers	4,146	262	(3)	4,405
Financing	322	—	—	322
Total Revenues	$ 4,468	$ 262	$ (3)	$ 4,727

| | 2022 | | | |
($ in millions)	Vacation Ownership	Exchange & Third-Party Management	Corporate and Other	Total
Sale of vacation ownership products	$ 1,618	$ —	$ —	$ 1,618
Ancillary revenues	241	4	—	245
Management fee revenues	166	34	(5)	195
Exchange and other services revenues	127	188	72	387
Management and exchange	534	226	67	827
Rental	509	42	—	551
Cost reimbursements	1,388	23	(44)	1,367
Revenue from contracts with customers	4,049	291	23	4,363
Financing	293	—	—	293
Total Revenues	$ 4,342	$ 291	$ 23	$ 4,656

| | 2021 | | | |
($ in millions)	Vacation Ownership	Exchange & Third-Party Management	Corporate and Other	Total
Sale of vacation ownership products	$ 1,153	$ —	$ —	$ 1,153
Ancillary revenues	188	3	—	191
Management fee revenues	158	32	(19)	171
Exchange and other services revenues	124	198	171	493
Management and exchange	470	233	152	855
Rental	446	40	—	486
Cost reimbursements	1,202	47	(121)	1,128
Revenue from contracts with customers	3,271	320	31	3,622
Financing	268	—	—	268
Total Revenues	$ 3,539	$ 320	$ 31	$ 3,890

Timing of Revenue from Contracts with Customers by Segment

The following tables detail the timing of revenue from contracts with customers by segment for each of the last three fiscal years.

| | 2023 | | | |
($ in millions)	Vacation Ownership	Exchange & Third-Party Management	Corporate and Other	Total
Services transferred over time	$ 2,411	$ 111	$ (3)	$ 2,519
Goods or services transferred at a point in time	1,735	151	—	1,886
Revenue from contracts with customers	$ 4,146	$ 262	$ (3)	$ 4,405

($ in millions)	2022			
	Vacation Ownership	Exchange & Third-Party Management	Corporate and Other	Total
Services transferred over time	$ 2,168	$ 130	$ 23	$ 2,321
Goods or services transferred at a point in time	1,881	161	—	2,042
Revenue from contracts with customers	$ 4,049	$ 291	$ 23	$ 4,363

($ in millions)	2021			
	Vacation Ownership	Exchange & Third-Party Management	Corporate and Other	Total
Services transferred over time	$ 1,915	$ 154	$ 31	$ 2,100
Goods or services transferred at a point in time	1,356	166	—	1,522
Revenue from contracts with customers	$ 3,271	$ 320	$ 31	$ 3,622

Receivables from Contracts with Customers, Contract Assets, & Contract Liabilities

The following table shows the composition of our receivables from contracts with customers and contract liabilities. We had no contract assets at either December 31, 2023 or December 31, 2022.

($ in millions)	At December 31, 2023	At December 31, 2022
Receivables		
Accounts and contracts receivable, net	$ 259	$ 194
Vacation ownership notes receivable, net	2,343	2,198
	$ 2,602	$ 2,392
Contract Liabilities		
Advance deposits	$ 164	$ 158
Deferred revenue	382	344
	$ 546	$ 502

Revenue recognized during the year ended December 31, 2023 that was included in our contract liabilities balance at December 31, 2022 was $290 million.

Remaining Performance Obligations

Our remaining performance obligations represent the expected transaction price allocated to our contracts that we expect to recognize as revenue in future periods when we perform under the contracts. At December 31, 2023, approximately 94% of this amount is expected to be recognized as revenue over the next two years.

Accounts and Contracts Receivable

Accounts and contracts receivable is comprised of amounts due from customers, primarily owners' associations, resort developers, owners and members, credit card receivables, interest receivables, amounts due from taxing authorities, indemnification assets, and other miscellaneous receivables. The following table shows the composition of our accounts and contracts receivable balances:

($ in millions)	At December 31, 2023	At December 31, 2022
Receivables from contracts with customers, net	$ 259	$ 194
Interest receivable	18	16
Tax receivable	44	20
Indemnification assets	40	19
Employee tax credit receivable	11	16
Other	13	27
	$ 385	$ 292

5. INCOME TAXES

Income Tax Provision

The following table presents the components of our Income (loss) before income taxes and noncontrolling interests for the last three fiscal years:

($ in millions)	2023	2022	2021
United States	$ 419	$ 508	$ 152
Non-U.S. jurisdictions	(21)	74	(25)
	$ 398	$ 582	$ 127

Our (provision for) benefit from income taxes consisted of:

($ in millions)		2023	2022	2021
Current	– U.S. Federal	$ (123)	$ (91)	$ 8
	– U.S. State	(21)	(23)	(3)
	– Non-U.S.	(62)	5	(50)
		(206)	(109)	(45)
Deferred	– U.S. Federal	27	(13)	(36)
	– U.S. State	12	(26)	3
	– Non-U.S.	21	(43)	4
		60	(82)	(29)
		$ (146)	$ (191)	$ (74)

Reconciliation of U.S. Federal Statutory Income Tax Rate to Actual Income Tax Rate

The following table reconciles the U.S. statutory income tax rate to our effective income tax rate:

	2023	2022	2021
U.S. statutory income tax rate	21.0%	21.0%	21.0%
U.S. state income taxes, net of U.S. federal tax benefit	4.5	5.0	4.3
Share-based compensation, net of Section 162(m) limitation	0.3	(0.2)	1.9
Other permanent differences[1]	(3.0)	1.5	(5.1)
Tax rate changes	(0.8)	2.8	(3.8)
Non-U.S. income	1.5	4.5	12.9
Tax credits	(0.6)	(0.2)	(0.9)
Unrecognized tax benefits	5.5	(2.7)	17.9
Change in valuation allowance	7.1	1.0	10.4
Other items	1.0	0.2	(0.2)
Effective rate	36.5%	32.9%	58.4%

[1] The 2023 permanent differences are primarily related to non-taxable income and foreign taxes deducted in the U.S. The 2022 permanent differences primarily relate to non-deductible interest. The 2021 permanent differences primarily relate to the deduction of foreign taxes paid in the U.S.

For the years ended December 31, 2023, 2022 and 2021, our provision for income taxes included $1 million, $3 million, and $4 million of excess tax benefits resulting from equity incentive plan activities, respectively.

We conduct business in countries that grant "holidays" from income taxes for ten to thirty-year periods. These holidays expire through 2034.

Other

As of December 31, 2023, the $28 million tax reserve for non-income tax issues is predominantly related to the ILG Acquisition. We expect that we will be indemnified for liabilities of $4 million in connection with the Legacy-ILG non-income tax matters pursuant to a Tax Matters Agreement dated May 11, 2016 by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc., and Interval Leisure Group, Inc., and consequently have recorded a corresponding indemnification asset.

Deferred Income Taxes

The following table presents the significant components of our deferred tax assets and liabilities:

($ in millions)	At Year-End 2023	At Year-End 2022
Deferred Tax Assets		
Inventory	$ 193	$ 138
Reserves	139	80
Convertible debt	34	44
Deferred compensation	35	27
Deferred revenue	10	22
Property and equipment	56	67
Non-cash compensation	15	14
Net operating loss and capital loss carryforwards	153	137
Tax credits	27	29
Right-of-use asset	50	25
Other, net	36	52
Deferred tax assets	748	635
Less valuation allowance	(179)	(142)
Net deferred tax assets	569	493
Deferred Tax Liabilities		
Long lived intangible assets	(199)	(214)
Deferred sales of VOIs	(565)	(556)
Right-of-use liability	(44)	(25)
Other, net	(27)	(24)
Deferred tax liabilities	(835)	(819)
Total net deferred tax liabilities	$ (266)	$ (326)

In 2023, the change in our valuation allowance is primarily related to certain existing non-U.S. loss carryforwards where future sources of income are no longer available for realization of the losses.

We have $7 million in foreign capital loss carryforwards and $131 million of foreign net operating loss carryforwards, some of which begin expiring in 2024; however, a significant portion of the net operating loss carryforwards have indefinite carryforward periods. We have $13 million of state net operating loss carryforwards, the majority of which will not expire within the next five years. We have U.S. federal foreign tax credit carryforwards of $20 million and $6 million of state tax credit carryforwards.

We continue to treat the undistributed earnings of certain foreign subsidiaries as permanently reinvested. No taxes have been accrued with respect to these undistributed earnings or any outside basis differences. Distribution of profits from foreign subsidiaries is not expected to cause a significant incremental U.S. tax impact in the future; an estimate of the U.S. tax impact is not practicable to determine.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows:

($ in millions)	2023	2022	2021
Unrecognized tax benefits at beginning of year	$ 25	$ 26	$ 14
Increases related to tax positions taken during a prior period	87	3	12
Increases related to tax positions taken during the current period	—	—	1
Decreases related to tax positions taken during a prior period	(6)	(4)	—
Decreases as a result of a lapse of the applicable statute of limitations	—	—	(1)
Unrecognized tax benefits at end of year	$ 106	$ 25	$ 26

The increase in the unrecognized tax benefits during 2023 is primarily related to $80 million for a proposed tax method change for pre-acquisition Welk. Unrecognized tax benefits (excluding interest and penalties) of $26 million would impact the effective tax rate if recognized.

The total amount of gross interest and penalties accrued relating to unrecognized tax benefits was $48 million at December 31, 2023 and $28 million at December 31, 2022, which is predominantly attributable to non-U.S. jurisdictions.

We anticipate $36 million of unrecognized tax benefits, including interest and penalties, will be indemnified pursuant to a Tax Matters Agreement dated May 11, 2016 by and among Starwood Hotels & Resorts Worldwide, Inc., Vistana Signature Experiences, Inc., and Interval Leisure Group, Inc., and consequently have recorded a corresponding indemnification asset. The unrecognized tax benefits, including accrued interest and penalties, are included in Other liabilities on our Balance Sheet.

Our income tax returns are subject to examination by relevant tax authorities. Certain of our returns are being audited in various jurisdictions for tax years 2007 through 2020. The amount of the unrecognized tax benefits may increase or decrease within the next twelve months as a result of audits or audit settlements.

6. VACATION OWNERSHIP NOTES RECEIVABLE

The following table shows the composition of our vacation ownership notes receivable balances, net of reserves.

	December 31, 2023			December 31, 2022		
($ in millions)	Originated	Acquired	Total	Originated	Acquired	Total
Securitized	$ 1,764	$ 148	$ 1,912	$ 1,571	$ 221	$ 1,792
Non-securitized						
Eligible for securitization[1]	51	1	52	63	—	63
Not eligible for securitization[1]	363	16	379	322	21	343
Subtotal	414	17	431	385	21	406
	$ 2,178	$ 165	$ 2,343	$ 1,956	$ 242	$ 2,198

[1] Refer to Footnote 7 "Financial Instruments" for discussion of eligibility of our vacation ownership notes receivable for securitization.

We reflect interest income associated with vacation ownership notes receivable in our Income Statements in the Financing revenues caption. The following table summarizes interest income associated with vacation ownership notes receivable.

($ in millions)	2023	2022	2021
Interest income associated with vacation ownership notes receivable — securitized	$ 276	$ 243	$ 219
Interest income associated with vacation ownership notes receivable — non-securitized	36	41	40
Total interest income associated with vacation ownership notes receivable	$ 312	$ 284	$ 259

Vacation Ownership Notes Receivable Reserves

The estimates of the variable consideration for originated vacation ownership notes receivable and the reserve for credit losses on the acquired vacation ownership notes receivable are based on default rates that are an output of our static pool analyses and estimates regarding future defaults.

In the third quarter of 2023, we evaluated our vacation ownership notes receivable reserve in light of trends in delinquencies and default rates. As a result, we increased our originated vacation ownership notes receivable reserve by $59 million. We primarily used a historical period of increased defaults as a basis for estimating the increase in our reserve. This additional reserve adjusted our future default rate estimate, which reflected then-current macroeconomic conditions, including inflation outpacing wage growth, continuing high interest rates, mixed economic indicators and increased global insecurity.

In the third quarter of 2022, in connection with the combination and alignment of the reserves for the Marriott-, Sheraton-, and Westin-brands (see Footnote 2 "Summary of Significant Accounting Policies"), we recorded a reversal of credit loss expense for our acquired vacation ownership notes receivable of $19 million, which was recorded in Financing expenses on our Income Statement for the year ended December 31, 2022, and an increase in the reserve for our originated vacation ownership notes receivable of $21 million, which was recorded as a reduction of Sale of vacation ownership products and partially offset by a corresponding $5 million increase in Cost of vacation ownership products on our Income Statement for the year ended December 31, 2022.

In 2020, we increased our vacation ownership notes receivable reserves by $69 million as a result of higher actual and projected default activity which was predominantly due to the COVID-19 pandemic. At that time, we allocated $59 million of the reserve to our originated vacation ownership notes receivable reserve (recorded as a reduction of Sale of vacation ownership products), $10 million to our acquired vacation ownership notes receivable reserve (recorded as an increase in Financing expenses), and a corresponding $19 million reduction in Cost of vacation ownership products on our Income Statement for the year ended December 31, 2020. Given the uncertainty as to which vacation ownership notes receivable (originated or acquired) would default, from 2020 through the second quarter of 2022, we assessed the sufficiency of our reserves for all vacation ownership notes receivable in total. There were no additional adjustments to our vacation ownership notes receivables reserves due to the COVID-19 pandemic during either 2021 or 2022.

Credit Quality Indicators - Vacation Ownership Notes Receivable

We use the origination of vacation ownership notes receivable and the FICO scores of the customer by brand as the primary credit quality indicators, as historical performance indicates that there is a relationship between the default behavior of borrowers by FICO score and the brand associated with the VOI they have acquired.

The weighted average FICO score within our consolidated vacation ownership notes receivable pool was 723 and 721 at December 31, 2023 and December 31, 2022, respectively, based upon the FICO score of the borrower at the time of origination.

Acquired Vacation Ownership Notes Receivable

Acquired vacation ownership notes receivable represent vacation ownership notes receivable acquired as part of the ILG Acquisition and the Welk Acquisition. The following table shows future contractual principal payments, net of reserves, and interest rates for our acquired vacation ownership notes receivable at December 31, 2023.

($ in millions)	Acquired Vacation Ownership Notes Receivable		
	Non-Securitized	Securitized	Total
2024	$ 3	$ 31	$ 34
2025	3	29	32
2026	2	26	28
2027	2	21	23
2028	2	14	16
Thereafter	5	27	32
Balance at December 31, 2023	$ 17	$ 148	$ 165
Weighted average stated interest rate	13.7%	14.2%	14.1%
Range of stated interest rates	0.0% to 21.9%	0.0% to 21.9%	0.0% to 21.9%

The following table summarizes the activity related to our acquired vacation ownership notes receivable reserve.

| ($ in millions) | Acquired Vacation Ownership Notes Receivable Reserve | | |
	Non-Securitized	Securitized	Total
Balance at December 31, 2020	$ 39	$ 21	$ 60
Securitizations	(9)	9	—
Clean-up call	3	(3)	—
Write-offs	(49)	—	(49)
Recoveries	27	—	27
Defaulted vacation ownership notes receivable repurchase activity[1]	32	(32)	—
Initial allowance for credit losses for Legacy-Welk vacation ownership notes receivable	11	21	32
(Decrease) increase in vacation ownership notes receivable reserve	(7)	7	—
Balance at December 31, 2021	47	23	70
Clean-up call	1	(1)	—
Write-offs	(57)	—	(57)
Recoveries	35	—	35
Defaulted vacation ownership notes receivable repurchase activity[1]	25	(25)	—
(Decrease) increase in vacation ownership notes receivable reserve	(40)	21	(19)
Balance at December 31, 2022	11	18	29
Securitizations	(2)	2	—
Clean-up call	2	(2)	—
Write-offs	(28)	—	(28)
Recoveries	17	—	17
Defaulted vacation ownership notes receivable repurchase activity[1]	18	(18)	—
(Decrease) increase in vacation ownership notes receivable reserve	(12)	9	(3)
Balance at December 31, 2023	$ 6	$ 9	$ 15

[1] Reflects the change attributable to the transfer of the reserve from the securitized vacation ownership notes receivable reserve to the non-securitized vacation ownership notes receivable reserve when we voluntarily repurchased securitized vacation ownership notes receivable.

The following tables show acquired vacation ownership notes receivable, before reserves, by brand and borrower FICO score.

| ($ in millions) | Acquired Vacation Ownership Notes Receivable as of December 31, 2023 | | | | |
	700 +	600 - 699	< 600	No Score	Total
Combined Marriott	$ 46	$ 32	$ 4	$ 9	$ 91
Hyatt and Welk	53	34	1	1	89
	$ 99	$ 66	$ 5	$ 10	$ 180

| ($ in millions) | Acquired Vacation Ownership Notes Receivable as of December 31, 2022 | | | | |
	700 +	600 - 699	< 600	No Score	Total
Combined Marriott	$ 67	$ 47	$ 6	$ 16	$ 136
Hyatt and Welk	80	53	1	1	135
	$ 147	$ 100	$ 7	$ 17	$ 271

The following tables detail the origination year of our acquired vacation ownership notes receivable, before reserves, by brand and borrower FICO score at origination as of December 31, 2023, and gross write-offs by brand for the year ended December 31, 2023.

($ in millions)	Acquired Vacation Ownership Notes Receivable - Combined Marriott			
	2021	2020	2019 & Prior	Total
700 +	$ —	$ —	$ 46	$ 46
600 - 699	—	—	32	32
< 600	—	—	4	4
No Score	—	—	9	9
	$ —	$ —	$ 91	$ 91
Gross write-offs	$ —	$ —	$ 13	$ 13

($ in millions)	Acquired Vacation Ownership Notes Receivable - Hyatt & Welk			
	2021	2020	2019 & Prior	Total
700 +	$ 4	$ 12	$ 37	$ 53
600 - 699	2	6	26	34
< 600	—	—	1	1
No Score	—	—	1	1
	$ 6	$ 18	$ 65	$ 89
Gross write-offs	$ 1	$ 4	$ 10	$ 15

Originated Vacation Ownership Notes Receivable

Originated vacation ownership notes receivable represent vacation ownership notes receivable originated by Legacy-ILG and Legacy-Welk subsequent to each respective acquisition date and all Legacy-MVW vacation ownership notes receivable. The following table shows future principal payments, net of reserves, and interest rates for our originated vacation ownership notes receivable at December 31, 2023.

($ in millions)	Originated Vacation Ownership Notes Receivable		
	Non-Securitized	Securitized	Total
2024	$ 60	$ 140	$ 200
2025	39	147	186
2026	38	155	193
2027	38	162	200
2028	36	167	203
Thereafter	203	993	1,196
Balance at December 31, 2023	$ 414	$ 1,764	$ 2,178
Weighted average stated interest rate	12.0%	13.3%	13.0%
Range of stated interest rates	0.0% to 20.9%	0.0% to 20.9%	0.0% to 20.9%

For originated vacation ownership notes receivable, we record the difference between the vacation ownership note receivable and the variable consideration included in the transaction price for the sale of the related vacation ownership product as a reserve on our vacation ownership notes receivable. The following table summarizes the activity related to our originated vacation ownership notes receivable reserve.

| ($ in millions) | Originated Vacation Ownership Notes Receivable Reserve | | |
	Non-Securitized	Securitized	Total
Balance at December 31, 2020	$ 193	$ 117	$ 310
Increase in vacation ownership notes receivable reserve	78	24	102
Securitizations	(76)	76	—
Clean-up call	12	(12)	—
Write-offs	(79)	—	(79)
Defaulted vacation ownership notes receivable repurchase activity[1]	65	(65)	—
Balance at December 31, 2021	193	140	333
Increase in vacation ownership notes receivable reserve	118	47	165
Securitizations	(132)	132	—
Clean-up call	37	(37)	—
Write-offs	(136)	—	(136)
Defaulted vacation ownership notes receivable repurchase activity[1]	69	(69)	—
Balance at December 31, 2022	149	213	362
Increase in vacation ownership notes receivable reserve	188	40	228
Securitizations	(211)	211	—
Clean-up call	99	(99)	—
Write-offs	(135)	—	(135)
Defaulted vacation ownership notes receivable repurchase activity[1]	105	(105)	—
Balance at December 31, 2023	$ 195	$ 260	$ 455

[1] Reflects the change attributable to the transfer of the reserve from the securitized vacation ownership notes receivable reserve to the non-securitized vacation ownership notes receivable reserve when we voluntarily repurchased securitized vacation ownership notes receivable.

The following tables show originated vacation ownership notes receivable, before reserves, by brand and borrower FICO score.

| ($ in millions) | Originated Vacation Ownership Notes Receivable as of December 31, 2023 | | | | |
	700 +	600 - 699	< 600	No Score	Total
Combined Marriott	$ 1,381	$ 609	$ 57	$ 323	$ 2,370
Hyatt and Welk	188	70	2	3	263
	$ 1,569	$ 679	$ 59	$ 326	$ 2,633

| ($ in millions) | Originated Vacation Ownership Notes Receivable as of December 31, 2022 | | | | |
	700 +	600 - 699	< 600	No Score	Total
Combined Marriott	$ 1,210	$ 549	$ 55	$ 278	$ 2,092
Hyatt and Welk	157	64	3	2	226
	$ 1,367	$ 613	$ 58	$ 280	$ 2,318

The following tables detail the origination year of our originated vacation ownership notes receivable, before reserves, by brand and borrower FICO score at origination as of December 31, 2023, and gross write-offs by brand for the year ended December 31, 2023.

| ($ in millions) | **Originated Vacation Ownership Notes Receivable - Combined Marriott** | | | | | |
	2023	**2022**	**2021**	**2020**	**2019 & Prior**	**Total**
700 +	$ 486	$ 388	$ 210	$ 72	$ 225	$ 1,381
600 - 699	182	166	106	39	116	609
< 600	17	15	10	5	10	57
No Score	154	67	25	17	60	323
	$ 839	$ 636	$ 351	$ 133	$ 411	$ 2,370
Gross write-offs	$ 6	$ 23	$ 32	$ 12	$ 36	$ 109

| ($ in millions) | **Originated Vacation Ownership Notes Receivable - Hyatt and Welk** | | | | | |
	2023	**2022**	**2021**	**2020**	**2019 & Prior**	**Total**
700 +	$ 93	$ 62	$ 28	$ 2	$ 3	$ 188
600 - 699	32	25	11	—	2	70
< 600	1	1	—	—	—	2
No Score	2	1	—	—	—	3
	$ 128	$ 89	$ 39	$ 2	$ 5	$ 263
Gross write-offs	$ 2	$ 13	$ 10	$ —	$ 1	$ 26

Vacation Ownership Notes Receivable on Non-Accrual Status

For both non-securitized and securitized vacation ownership notes receivable, we estimated the average remaining default rate of 13.00% as of December 31, 2023 and 11.62% as of December 31, 2022. A 0.5 percentage point increase in the estimated default rate would have resulted in an increase in the related vacation ownership notes receivable reserve of $13 million as of December 31, 2023 and $12 million as of December 31, 2022.

The following table shows our recorded investment in non-accrual vacation ownership notes receivable, which are vacation ownership notes receivable that are 90 days or more past due.

| ($ in millions) | **Vacation Ownership Notes Receivable** | | |
	Non-Securitized	**Securitized**	**Total**
Investment in vacation ownership notes receivable on non-accrual status at December 31, 2023	$ 141	$ 27	$ 168
Investment in vacation ownership notes receivable on non-accrual status at December 31, 2022	$ 126	$ 24	$ 150

The following table shows the aging of the recorded investment in principal, before reserves, in vacation ownership notes receivable as of December 31, 2023 and December 31, 2022.

| ($ in millions) | **December 31, 2023** | | | **December 31, 2022** | | |
	Non-Securitized	**Securitized**	**Total**	**Non-Securitized**	**Securitized**	**Total**
31 – 90 days past due	$ 31	$ 72	$ 103	$ 25	$ 56	$ 81
91 – 120 days past due	7	19	26	7	16	23
Greater than 120 days past due	134	8	142	119	8	127
Total past due	172	99	271	151	80	231
Current	460	2,082	2,542	415	1,943	2,358
Total vacation ownership notes receivable	$ 632	$ 2,181	$ 2,813	$ 566	$ 2,023	$ 2,589

7. FINANCIAL INSTRUMENTS

The following table shows the carrying values and the estimated fair values of financial assets and liabilities that qualify as financial instruments, determined in accordance with the authoritative guidance for disclosures regarding the fair value of financial instruments. Considerable judgment is required in interpreting market data to develop estimates of fair value. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. The table excludes Cash and cash equivalents, Restricted cash, Accounts and contracts receivable (excluding contracts receivable for financed VOI sales, net), deposits included in Other assets, Accounts payable, Advance deposits, Accrued liabilities, and derivative instruments, all of which had fair values approximating their carrying amounts due to the short maturities and liquidity of these instruments.

($ in millions)	At December 31, 2023 Carrying Amount	At December 31, 2023 Fair Value	At December 31, 2022 Carrying Amount	At December 31, 2022 Fair Value
Vacation ownership notes receivable, net	$ 2,343	$ 2,427	$ 2,198	$ 2,245
Contracts receivable for financed VOI sales, net	37	37	22	22
Other assets	99	99	76	76
Total financial assets	$ 2,479	$ 2,563	$ 2,296	$ 2,343
Securitized debt, net	$ (2,096)	$ (2,068)	$ (1,938)	$ (1,828)
Term Loan, net	(781)	(784)	(778)	(775)
Revolving Corporate Credit Facility, net	(101)	(105)	—	—
2025 Notes, net	—	—	(248)	(258)
2028 Notes, net	(348)	(322)	(347)	(307)
2029 Notes, net	(495)	(445)	(494)	(417)
2026 Convertible notes, net	(568)	(508)	(565)	(560)
2027 Convertible notes, net	(563)	(513)	(560)	(568)
Non-interest bearing note payable, net	(4)	(4)	(10)	(10)
Total financial liabilities	$ (4,956)	$ (4,749)	$ (4,940)	$ (4,723)

Vacation Ownership Notes Receivable

($ in millions)	At December 31, 2023 Carrying Amount	At December 31, 2023 Fair Value	At December 31, 2022 Carrying Amount	At December 31, 2022 Fair Value
Vacation ownership notes receivable, net				
Securitized	$ 1,912	$ 1,994	$ 1,792	$ 1,837
Eligible for securitization	52	54	63	65
Not eligible for securitization	379	379	343	343
Non-securitized	431	433	406	408
	$ 2,343	$ 2,427	$ 2,198	$ 2,245

We estimate the fair value of our vacation ownership notes receivable that have been securitized using a discounted cash flow model. We believe this is comparable to the model that an independent third party would use in the current market. Our model uses default rates, prepayment rates, coupon rates, and loan terms for our securitized vacation ownership notes receivable portfolio as key drivers of risk and relative value to determine the fair value of the underlying vacation ownership notes receivable. We concluded that this fair value measurement should be categorized within Level 3.

Due to factors that impact the general marketability of our vacation ownership notes receivable that have not been securitized, as well as current market conditions, we bifurcate our non-securitized vacation ownership notes receivable at each balance sheet date into those eligible and not eligible for securitization using criteria applicable to current securitization transactions in the asset-backed securities ("ABS") market. Generally, vacation ownership notes receivable are considered not eligible for securitization if any of the following attributes are present: (1) payments are greater than 30 days past due; (2) the first payment has not been received; or (3) the collateral is located in Asia or Europe. In some cases, eligibility may also be determined based on the credit score of the borrower, the remaining term of the loans and other similar factors that may reflect investor demand in a securitization transaction or the cost to effectively securitize the vacation ownership notes receivable.

The table above shows the bifurcation of our vacation ownership notes receivable that have not been securitized into those eligible and not eligible for securitization based upon the aforementioned eligibility criteria. We estimate the fair value of the portion of our vacation ownership notes receivable that have not been securitized that we believe will ultimately be securitized in the same manner as vacation ownership notes receivable that have been securitized. We value the remaining vacation ownership notes receivable that have not been securitized at their carrying value, rather than using our pricing model. We believe that the carrying value of these particular vacation ownership notes receivable approximates fair value because the stated, or otherwise imputed, interest rates of these loans are generally consistent with current market rates and the reserve for these vacation ownership notes receivable appropriately accounts for risks in default rates, prepayment rates, discount rates, and loan terms. We concluded that this fair value measurement should be categorized within Level 3.

Contracts Receivable for Financed VOI Sales

At the time at which we recognize revenue for Marriott-branded VOI sales, we temporarily record a contract receivable for financed VOI sales, until the time at which we originate a vacation ownership note receivable, which occurs at closing. We believe that the carrying value of the contracts receivable for financed VOI sales approximates fair value because the stated, or otherwise imputed, interest rates of these receivables are generally consistent with current market rates and the reserve for these contracts receivable for financed VOI sales appropriately accounts for risks in default rates, prepayment rates, and discount rates. We concluded that this fair value measurement should be categorized within Level 3.

Other Assets

Other assets include $99 million of COLI policies acquired on the lives of certain participants in the Marriott Vacations Worldwide Deferred Compensation Plan that are held in a rabbi trust. The carrying value of the COLI policies is equal to their cash surrender value (Level 2 inputs).

Securitized Debt

We generate cash flow estimates by modeling all bond tranches for our active vacation ownership notes receivable securitization transactions, with consideration for the collateral specific to each tranche. The key drivers in our analysis include default rates, prepayment rates, bond interest rates, and other structural factors, which we use to estimate the projected cash flows. In order to estimate market credit spreads by rating, we obtain indicative credit spreads from investment banks that actively issue and facilitate the market for vacation ownership securities and determine an average credit spread by rating level of the different tranches. We then apply those estimated market spreads to swap rates in order to estimate an underlying discount rate for calculating the fair value of the active bonds payable. We concluded that this fair value measurement should be categorized within Level 3.

Term Loan

We estimate the fair value of our Term Loan (as defined in Footnote 16 "Debt") using quotes from securities dealers as of the last trading day for the quarter; however, this loan has only a limited trading history and volume, and as such, this fair value estimate is not necessarily indicative of the value at which the Term Loan could be retired or transferred. We concluded that this fair value measurement should be categorized within Level 3.

Revolving Corporate Credit Facility

We estimate that the gross carrying value of our Revolving Corporate Credit Facility (as defined in Footnote 16 "Debt") approximates fair value as the contractual interest rate is variable plus an applicable margin. We concluded that this fair value measurement should be categorized within Level 3.

Senior Notes

We estimate the fair value of our 2025 Notes, 2028 Notes, and 2029 Notes (each as defined in Footnote 16 "Debt") using quoted market prices as of the last trading day for the quarter; however these notes have only a limited trading history and volume, and, as such, this fair value estimate is not necessarily indicative of the value at which these notes could be retired or transferred. We concluded that this fair value measurement should be categorized within Level 2.

Convertible Notes

We estimate the fair value of our convertible notes using quoted market prices as of the last trading day for the quarter; however these notes have only a limited trading history and volume, and as such this fair value estimate is not necessarily indicative of the value at which the convertible notes could be retired or transferred. We concluded that this fair value measurement should be categorized within Level 2.

Non-Interest Bearing Note Payable

The carrying value of our non-interest bearing note payable issued in connection with the acquisition of vacation ownership units located in Bali, Indonesia approximates fair value. We concluded that this fair value measurement should be categorized within Level 3.

8. EARNINGS PER SHARE

Basic earnings or loss per common share attributable to common stockholders is calculated by dividing net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the reporting period. Treasury stock is excluded from the weighted average number of shares of common stock outstanding. Diluted earnings or loss per common share attributable to common stockholders is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period, except in periods when there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. The dilutive effect of outstanding equity-based compensation awards is reflected in diluted earnings or loss per common share applicable to common stockholders by application of the treasury stock method using average market prices during the period.

We adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method. ASU 2020-06 is applicable to our convertible notes outstanding as of adoption and requires us to calculate the impact of our convertible notes on diluted earnings per share using the "if-converted" method, regardless of our intent to settle or partially settle the debt in cash. Under the "if-converted" method, shares issuable upon conversion of our convertible notes are assumed to be converted into common stock at the beginning of the period, to the extent dilutive. Earnings per share for 2021 have not been retrospectively restated and continue to be reported under the accounting standards in effect for that period.

The shares issuable on exercise of the warrants sold in connection with the issuance of our convertible notes will not impact the total dilutive weighted average shares outstanding unless and until the price of our common stock exceeds the respective strike price. If and when the price of our common stock exceeds the respective strike price of any of the warrants, we will include the dilutive effect of the additional shares that may be issued upon exercise of the warrants in total dilutive weighted average shares outstanding, which we calculate using the treasury stock method. The convertible note hedges purchased in connection with each issuance of the convertible notes are considered to be anti-dilutive and do not impact our calculation of diluted earnings per share attributable to common stockholders for any periods presented herein.

The table below illustrates the reconciliation of the earnings or loss and number of shares used in our calculation of basic earnings or loss per share attributable to common stockholders.

(in millions, except per share amounts)	2023		2022		2021	
Net income attributable to common stockholders	$	254	$	391	$	49
Shares for basic earnings per share		36.5		40.4		42.5
Basic earnings per share	$	6.96	$	9.69	$	1.15

The table below illustrates the reconciliation of the earnings or loss and number of shares used in our calculation of diluted earnings or loss per share attributable to common stockholders.

(in millions, except per share amounts)	2023[1]	2022[1]	2021[1]
Net income attributable to common stockholders	$ 254	$ 391	$ 49
Add back of interest expense related to convertible notes subsequent to the adoption of ASU 2020-06, net of tax	19	5	—
Numerator used to calculate diluted earnings per share	$ 273	$ 396	$ 49
Shares for basic earnings per share	36.5	40.4	42.5
Effect of dilutive shares outstanding			
Employee SARs	0.1	0.2	0.2
Restricted stock units	0.3	0.3	0.5
2022 Convertible Notes ($230 million of principal)	—	0.7	0.1
2026 Convertible Notes ($575 million of principal)	3.5	3.4	—
2027 Convertible Notes ($575 million of principal)	3.1	0.2	—
Shares for diluted earnings per share	43.5	45.2	43.3
Diluted earnings per share	$ 6.28	$ 8.77	$ 1.13

[1] The computations of diluted earnings per share attributable to common stockholders exclude approximately 193,000, 129,000, and 166,000 shares of common stock, the maximum number of shares issuable as of December 31, 2023, December 31, 2022, and December 31, 2021, respectively, upon the vesting of certain performance-based awards, because the performance conditions required to be met for the shares subject to such awards to vest were not achieved by the end of the reporting period.

In accordance with the applicable accounting guidance for calculating earnings per share, for the year ended December 31, 2023, we excluded from our calculation of diluted earnings per share 287,125 shares underlying SARs that may settle in shares of common stock because the exercise prices of such SARs, which ranged from $143.38 to $173.88, were greater than the average market price of our common stock for the applicable period.

For the year ended December 31, 2022, we excluded from our calculation of diluted earnings per share 199,813 shares underlying SARs that may settle in shares of common stock because the exercise prices of such SARS, which ranged from $159.27 to $173.88, were greater than the average market price of our common stock for the applicable period.

For the year ended December 31, 2021, we excluded from our calculation of diluted earnings per share 126,804 shares underlying SARs that may settle in shares of common stock because the exercise price of $173.88 of such SARs was greater than the average market price of our common stock for the applicable period.

9. INVENTORY

The following table shows the composition of our inventory balances:

($ in millions)	At Year-End 2023	At Year-End 2022
Real estate inventory[1]	$ 624	$ 651
Other	10	9
	$ 634	$ 660

[1] Represents completed inventory that is registered for sale as VOIs and vacation ownership inventory expected to be reacquired pursuant to estimated future defaults on originated vacation ownership notes receivable.

In addition to the above, at December 31, 2023 and December 31, 2022, we had $370 million and $428 million, respectively, of completed vacation ownership units which are classified as a component of Property and equipment, net until the time at which they are available and legally registered for sale as vacation ownership products.

10. PROPERTY AND EQUIPMENT

The following table details the composition of our property and equipment balances:

($ in millions)	At Year-End 2023	At Year-End 2022
Land and land improvements	$ 428	$ 420
Buildings and leasehold improvements	906	746
Furniture, fixtures and other equipment	139	119
Information technology	393	389
Construction in progress	52	91
	1,918	1,765
Accumulated depreciation	(658)	(626)
	$ 1,260	$ 1,139

11. GOODWILL

The following table details the carrying amount of our goodwill at December 31, 2023 and December 31, 2022, and reflects goodwill attributed to the ILG Acquisition and the Welk Acquisition.

($ in millions)	Vacation Ownership	Exchange & Third-Party Management	Total Consolidated
Balance at December 31, 2021	$ 2,778	$ 372	$ 3,150
Measurement period adjustments	(8)	—	(8)
Disposition of VRI Americas	—	(25)	(25)
Balance at December 31, 2022	2,770	347	3,117
Adjustments	—	—	—
Balance at December 31, 2023	$ 2,770	$ 347	$ 3,117

We performed our annual goodwill impairment test as of October 1, 2023 and prepared a quantitative assessment for both the Vacation Ownership and the Exchange & Third-Party Management reporting units. For each reporting unit, the fair value of the reporting unit was in excess of the carrying value and therefore we concluded there was no impairment.

During 2022 we conducted our annual goodwill impairment test, which was a qualitative evaluation, and no impairment charges were recorded. The estimated fair values of all of our reporting units exceeded their carrying values at the date of their most recent estimated fair value determination.

12. INTANGIBLE ASSETS

The following table details the composition of our intangible asset balances:

($ in millions)	At Year-End 2023	At Year-End 2022
Definite-lived intangible assets		
Member relationships	$ 670	$ 669
Management contracts	431	428
	1,101	1,097
Accumulated amortization	(310)	(249)
	791	848
Indefinite-lived intangible assets		
Trade names	63	63
	$ 854	$ 911

Definite-Lived Intangible Assets

Definite-lived intangible assets, all of which were acquired as part of the ILG and Welk Acquisitions, are amortized on a straight-line basis over their estimated useful lives, ranging from 15 to 20 years. We recorded amortization expense of $61 million in the Depreciation and amortization line of our Income Statements for each of the years ended December 31, 2023, 2022, and 2021, and we estimate that our annual amortization expense will continue to be $61 million for each of the next five fiscal years.

Indefinite-Lived Intangible Assets

All of our indefinite-lived intangible assets are related to the Exchange & Third-Party Management segment. We performed our annual impairment test of indefinite-lived intangible assets during the fourth quarters of 2023 and 2022, and no impairment charges were recorded in either year.

13. CONTINGENCIES AND COMMITMENTS

Commitments and Letters of Credit

As of December 31, 2023, we had the following commitments outstanding:

- We have various contracts for the use of information technology hardware and software that we use in the normal course of business. Our aggregate commitment under these contracts was $110 million, of which we expect $57 million, $27 million, $16 million, $6 million, and $4 million will be paid in 2024, 2025, 2026, 2027, and 2028, respectively.

- We have a commitment to acquire real estate for use in our Vacation Ownership segment via our involvement with a VIE. Refer to Footnote 19 "Variable Interest Entities" for additional information and our activities relating to the VIE involved in this transaction.

Surety bonds issued as of December 31, 2023 totaled $122 million, the majority of which were requested by federal, state or local governments in connection with our operations.

As of December 31, 2023, we had $24 million of letters of credit outstanding under our Revolving Corporate Credit Facility (as defined in Footnote 16 "Debt"), of which $23 million were related to and in lieu of reserves required for our most recent outstanding securitization transaction. In addition, as of December 31, 2023, we had $1 million in letters of credit outstanding related to and in lieu of reserves required for several vacation ownership notes receivable securitization transactions outstanding, which were not issued pursuant to, nor do they impact our borrowing capacity under, the Revolving Corporate Credit Facility.

Guarantees

Certain of our rental management agreements in our Exchange & Third-Party Management segment provide for owners of properties we manage to receive specified percentages of rental revenue or guaranteed amounts generated under our management. In these cases, the operating expenses for the rental operations are paid from the revenue generated by the rentals, the owners are then paid their contractual percentages or guaranteed amounts, and we either retain the balance of the rental revenue (if any) as our fee or we make up the deficit if the owners have not received their guaranteed amounts. At December 31, 2023, our maximum exposure under fixed dollar guarantees was $5 million, of which $2 million, $1 million, $1 million, $1 million and less than $1 million relate to 2024, 2025, 2026, 2027, and 2028, respectively.

We have a commitment to an owners' association that we manage to pay for any shortfall between the actual expenses incurred by the owners' association and the income received by the owners' association, in lieu of our payment of maintenance fees for unsold inventory. The agreement will terminate on the earlier of: 1) sale of 95% of the total ownership interests in the owners' association; or 2) written notification of termination by either party. At December 31, 2023, our expected commitment for 2024 is $11 million, which will ultimately be recorded as a component of rental expense on our income statement.

Loss Contingencies

In February 2019, the owners' association for the St. Regis Residence Club, New York filed a lawsuit in the Supreme Court for the State of New York, New York County, Commercial Division against ILG and several of its subsidiaries and certain third parties. The operative complaint alleges that the defendants breached their fiduciary duties related to sale and rental practices, aided and abetted certain breaches of fiduciary duty, engaged in self-dealing as the sponsor and manager of the club, tortiously interfered with the management agreement, were unjustly enriched, and engaged in anticompetitive conduct. The plaintiff is seeking unspecified damages, punitive damages and disgorgement of payments under the management and purchase agreements. In February 2022, the Court granted our motion to dismiss the complaint and dismissed with prejudice all claims except one (such claim, the "Remaining Claim"), with respect to which the plaintiff was granted leave to amend its complaint. The plaintiff filed an amended complaint with respect to the Remaining Claim and appealed the dismissal of the other claims. In June 2023, the appellate court upheld the dismissal of those claims. Plaintiff filed a motion for reconsideration of that appellate ruling, and in October 2023, the appellate court denied that motion. In November 2022, the Court granted our motion to dismiss the amended complaint with respect to the Remaining Claim and again granted plaintiff leave to amend its complaint. The plaintiff filed an amended complaint with respect to the Remaining Claim and again appealed the dismissal of the other claims. In January 2024, the appellate court upheld the dismissal of the other claims. In September 2023, the Court granted our motion to dismiss the amended complaint with respect to the Remaining Claim and denied plaintiff permission to file any additional amended complaints. Plaintiff has appealed that dismissal. We believe we have meritorious defenses to the claims in this matter and intend to vigorously defend against them.

In the ordinary course of our business, various claims and lawsuits have been filed or are pending against us. A number of these lawsuits and claims may exist at any given time. Additionally, the COVID-19 pandemic may give rise to various claims and lawsuits from owners, members and other parties. We record and accrue for legal contingencies when we determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations, we evaluate, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, our ability to make a reasonable estimate of loss. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

We have not accrued for the pending matter described above and we cannot estimate a range of the potential liability associated with this pending matter, if any, at this time. We have accrued for other claims and lawsuits, but the amount accrued is not material individually or in the aggregate. For matters not requiring accrual, we do not believe that the ultimate outcome of such matters, individually or in the aggregate, will materially harm our financial position, cash flows, or overall trends in results of operations based on information currently available. However, legal proceedings are inherently uncertain, and while we believe that our accruals, where required, are adequate and/or we have valid defenses to the claims asserted, unfavorable rulings could occur that could, individually or in the aggregate, have a material adverse effect on our business, financial condition, or operating results.

14. LEASES

The following table presents the carrying values of our leases and the classification on our Balance Sheet.

($ in millions)	Balance Sheet Classification	At December 31, 2023	At December 31, 2022
Operating lease assets	Other assets	$ 77	$ 102
Finance lease assets	Property and equipment, net	165	88
		$ 242	$ 190
Operating lease liabilities	Accrued liabilities	$ 102	$ 114
Finance lease liabilities	Debt, net	189	86
		$ 291	$ 200

The following table presents the lease costs and the classification on our Income Statements for 2023, 2022, and 2021.

($ in millions)	Income Statement Classification	2023	2022	2021
Operating lease cost	Marketing and sales expense General and administrative expense	$ 31	$ 31	$ 35
Finance lease cost				
Amortization of right-of-use assets	Depreciation and amortization	10	7	5
Interest on lease liabilities	Financing expense	11	4	1
Variable lease cost	Marketing and sales expense	3	3	2
		$ 55	$ 45	$ 43

The following table presents the maturity of our operating and finance lease liabilities as of December 31, 2023.

($ in millions)	Operating Leases	Finance Leases[1]	Total
2024	$ 24	$ 17	$ 41
2025	21	16	37
2026	20	13	33
2027	13	12	25
2028	10	12	22
Thereafter	37	455	492
Total lease payments	125	525	650
Less: Imputed interest	(23)	(336)	(359)
	$ 102	$ 189	$ 291

[1] Includes new corporate headquarters discussed below.

Corporate Headquarters Finance Lease

During 2020, we entered into a finance lease arrangement for our new corporate headquarters in Orlando, Florida. The lease term commenced for accounting purposes during the first quarter of 2023, upon the substantial completion of construction. The lease includes a 26-year lease term consisting of a 16-year initial term plus two five-year renewal options. As of December 31, 2023, the carrying amount of the related finance lease asset was $76 million and the corresponding finance lease liability was $100 million.

Upon our relocation to the new corporate headquarters during the fourth quarter of 2023, we recorded a non-cash impairment charge of $16 million to the right-to-use asset related to the operating leases for our previous corporate headquarters as we do not expect proceeds from subleasing the spaces to exceed our future obligations under the operating leases.

Lease Term and Discount Rate

The following table presents additional information about our lease obligations.

	At December 31, 2023	At December 31, 2022
Weighted-average remaining lease term		
Operating leases	7.6 years	6.8 years
Finance leases	36.4 years	51.5 years
Weighted-average discount rate		
Operating leases	6.6%	6.2%
Finance leases	6.5%	5.3%

Other Information

The following table presents supplemental cash flow information for 2023, 2022, and 2021.

($ in millions)	2023	2022	2021
Cash paid for amounts included in measurement of lease liabilities			
Operating cash flows for finance leases	$ 7	$ 5	$ 1
Operating cash flows for operating leases	$ 33	$ 32	$ 34
Financing cash flows for finance leases	$ 5	$ 4	$ 5
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 31	$ 6	$ 7
Finance leases	$ 88	$ 8	$ 86

15. SECURITIZED DEBT

The following table provides detail on our securitized debt, net of unamortized debt discount and issuance costs.

($ in millions)	At December 31, 2023	At December 31, 2022
Vacation ownership notes receivable securitizations, gross[1]	$ 1,971	$ 1,799
Unamortized debt discount and issuance costs	(23)	(21)
	1,948	1,778
Warehouse Credit Facility, gross[2]	150	162
Unamortized debt issuance costs	(2)	(2)
	148	160
	$ 2,096	$ 1,938

[1] Interest rates as of December 31, 2023 range from 1.5% to 6.6%, with a weighted average interest rate of 4.4%.

[2] Effective interest rate as of December 31, 2023 was 6.8%.

All of our securitized debt is non-recourse. See Footnote 19 "Variable Interest Entities" for a discussion of the collateral for the non-recourse debt associated with our securitized debt.

The following table shows anticipated future principal payments for our securitized debt as of December 31, 2023.

($ in millions)	Vacation Ownership Notes Receivable Securitizations	Warehouse Credit Facility[1]	Total
Payments Year			
2024	$ 182	$ 11	$ 193
2025	186	10	196
2026	190	129	319
2027	192	—	192
2028	189	—	189
Thereafter	1,032	—	1,032
	$ 1,971	$ 150	$ 2,121

[1] Excludes future Warehouse Credit Facility renewals.

Vacation Ownership Notes Receivable Securitizations

Each of the securitized vacation ownership notes receivable transactions contains various triggers relating to the performance of the underlying vacation ownership notes receivable. If a pool of securitized vacation ownership notes receivable fails to perform within the pool's established parameters (default or delinquency thresholds vary by transaction), transaction provisions effectively redirect the monthly excess spread we would otherwise receive from that pool (attributable to the interests we retained) to accelerate the principal payments to investors (taking into account the subordination of the different tranches to the extent there are multiple tranches) until the performance trigger is cured. During 2023, and as of December 31, 2023, we had 14 securitized vacation ownership notes receivable pools outstanding, none of which were out of compliance with their respective established parameters.

As the contractual terms of the underlying securitized vacation ownership notes receivable determine the maturities of the non-recourse debt associated with them, actual maturities may occur earlier than shown above due to prepayments by the vacation ownership notes receivable obligors.

During the second quarter of 2023, we securitized a pool of $388 million of vacation ownership notes receivable. In connection with the securitization, $380 million in vacation ownership loan backed notes were issued by MVW 2023-1 LLC (the "2023-1 LLC") in a private placement. Four classes of vacation ownership loan backed notes were issued by the 2023-1 LLC: $237 million of Class A Notes, $65 million of Class B Notes, $48 million of Class C Notes, and $30 million of Class D Notes. The Class A Notes have an interest rate of 4.93%, the Class B Notes have an interest rate of 5.42%, the Class C Notes have an interest rate of 6.54%, and the Class D Notes have an interest rate of 8.83%. Investors purchased $369 million of the vacation ownership loan backed notes issued by the 2023-1 LLC, composed of the Class A Notes, the Class B Notes, the Class C Notes, and a portion of the Class D Notes, of which we retained $11 million. Proceeds from the transaction, net of fees and a reserve, were used to repay the outstanding obligations on our warehouse credit facility (as defined below) and for other general corporate purposes. The Class D notes that we retained were subsequently sold at par during the second quarter of 2023.

During the fourth quarter of 2023, we securitized a pool of $459 million of vacation ownership notes receivable. In connection with the securitization, $450 million in vacation ownership loan backed notes were issued by MVW 2023-2 LLC (the "2023-2 LLC") in a private placement. Four classes of vacation ownership loan backed notes were issued by the 2023-2 LLC: $303 million of Class A Notes, $72 million of Class B Notes, $46 million of Class C Notes, and $29 million of Class D Notes. The Class A Notes have an interest rate of 6.18%, the Class B Notes have an interest rate of 6.33%, the Class C Notes have an interest rate of 7.06%, and the Class D Notes have an interest rate of 9.33%, for an overall weighted average interest rate of 6.49%. Proceeds from the transaction, net of fees and a reserve, were used to repay the outstanding obligations on our warehouse credit facility (as defined below) and for other general corporate purposes.

Warehouse Credit Facility

Our warehouse credit facility (the "Warehouse Credit Facility") allows for the securitization of vacation ownership notes receivable on a revolving non-recourse basis. If not renewed prior to termination, any amounts outstanding under the Warehouse Credit Facility would become due and payable 13 months after termination, at which time all principal and interest collected with respect to the vacation ownership notes receivable held in the Warehouse Credit Facility would be redirected to the lenders to pay down the outstanding debt under the facility. The interest rate applicable to most borrowings under the Warehouse Credit Facility is based on a U.S. Treasury overnight financing rate (Secured Overnight Financing Rate or "SOFR") plus a 0.10% adjustment ("Adjusted SOFR"). The credit spread for the Warehouse Credit Facility is 135 basis points over Adjusted SOFR. The advance rate for vacation ownership notes receivable securitized using the Warehouse Credit Facility varies based on the characteristics of the securitized vacation ownership notes receivable. We also pay unused facility and other fees under the Warehouse Credit Facility. We generally expect to securitize our vacation ownership notes receivable, including any vacation ownership notes receivable held in the Warehouse Credit Facility, in the ABS market typically twice a year.

During the second quarter of 2023, we amended certain agreements associated with our Warehouse Credit Facility (the "Warehouse Amendment"). The Warehouse Amendment increased the borrowing capacity of the existing facility from $425 million to $500 million and extended the revolving period from July 28, 2024 to May 31, 2025. The Warehouse Amendment made no other material changes to the Warehouse Credit Facility.

16. DEBT

The following table provides detail on our debt balances, net of unamortized debt discount and issuance costs:

($ in millions)	At December 31, 2023	At December 31, 2022
Corporate Credit Facility		
Term Loan	$ 784	$ 784
Unamortized debt discount and issuance costs	(3)	(6)
	781	778
Revolving Corporate Credit Facility[1]	105	—
Unamortized debt issuance costs[2]	(4)	—
	101	—
Senior Secured Notes		
2025 Notes	—	250
Unamortized debt discount and issuance costs	—	(2)
	—	248
Senior Unsecured Notes		
2028 Notes	350	350
Unamortized debt discount and issuance costs	(2)	(3)
	348	347
2029 Notes	500	500
Unamortized debt discount and issuance costs	(5)	(6)
	495	494
Convertible Notes		
2026 Convertible Notes	575	575
Unamortized debt discount and issuance costs	(7)	(10)
	568	565
2027 Convertible Notes	575	575
Unamortized debt discount and issuance costs	(12)	(15)
	563	560
Finance Leases	189	86
Non-Interest Bearing Note Payable	4	10
	$ 3,049	$ 3,088

[1] Effective interest rate as of December 31, 2023 was 7.46%.

[2] Excludes $5 million of unamortized debt issuance costs as of December 31, 2022. As no cash borrowings were outstanding under the Revolving Corporate Credit Facility at that time, the unamortized debt issuance costs were included in Other assets.

The following table shows scheduled principal payments for our debt, excluding finance leases, as of December 31, 2023.

($ in millions)	Payments Year						
	2024	2025	2026	2027	2028	Thereafter	Total
Term Loan	$ —	$ 784	$ —	$ —	$ —	$ —	$ 784
Revolving Corporate Credit Facility	—	—	—	105	—	—	105
2028 Notes	—	—	—	—	350	—	350
2029 Notes	—	—	—	—	—	500	500
2026 Convertible Notes	—	—	575	—	—	—	575
2027 Convertible Notes	—	—	—	575	—	—	575
Non-Interest Bearing Note Payable	4	—	—	—	—	—	4
	$ 4	$ 784	$ 575	$ 680	$ 350	$ 500	$ 2,893

Corporate Credit Facility

Our corporate credit facility ("Corporate Credit Facility"), which provides support for our business, including ongoing liquidity and letters of credit, includes a $900 million term loan facility (the "Term Loan"), which matures on August 31, 2025, and a revolving credit facility with a borrowing capacity of $750 million (the "Revolving Corporate Credit Facility"), which includes a letter of credit sub-facility of $75 million, that terminates on March 31, 2027.

During the second quarter of 2023, we entered into an amendment to the Corporate Credit Facility (the "Amendment"), which modified the interest rate applicable to borrowings under the Term Loan. Beginning July 31, 2023, the Term Loan references SOFR and is based on "Adjusted Term SOFR," which is calculated as Term SOFR (as defined in the Amendment), plus a 0.10% adjustment for a one-month interest period, a 0.15% adjustment for a three-month interest period, or a 0.25% adjustment for a six-month interest period, subject to a 0.00% floor.

Borrowings under the Revolving Corporate Credit Facility generally bear interest at a floating rate plus an applicable margin that varies from 0.75% to 2.25% depending on the type of loan and our leverage. The interest rate applicable to borrowings under the Revolving Corporate Credit Facility references SOFR and is based on "Adjusted Term SOFR," which is calculated as Term SOFR (as defined in the Revolver Amendment), plus a 0.10% adjustment, subject to a 0.00% floor. In addition, we pay a commitment fee on the unused availability under the Revolving Corporate Credit Facility at a rate that varies from 25 to 35 basis points per annum, also depending on our leverage.

Any amounts borrowed under the Corporate Credit Facility, as well as obligations with respect to letters of credit issued pursuant to the Revolving Corporate Credit Facility, are secured by a perfected first priority security interest in substantially all of the assets of the borrower under, and guarantors of, that facility (which include MVWC and certain of our direct and indirect, existing and future, domestic subsidiaries, excluding certain bankruptcy remote special purpose subsidiaries).

Prior to 2022, we entered into interest rate swaps and an interest rate collar under which we may pay a fixed rate and receive a floating interest rate to hedge a portion of our interest rate risk on the Term Loan. During the second quarter of 2023, we amended these interest rate swaps and the collar to reference SOFR rather than LIBOR, effective July 31, 2023. As a result of this transition, the fixed rate on the $250 million of interest rate swaps that matured in September 2023 was amended to 2.88%, the fixed rate on the $200 million of interest rate swaps maturing in April 2024 was amended to 2.17%, and the cap strike price on the $100 million interest rate collar was amended to 2.43%. Both the interest rate swaps and the interest rate collar have been designated and qualify as cash flow hedges of interest rate risk and are recorded in Other assets on our Balance Sheet as of December 31, 2023 and December 31, 2022. We characterize payments we make or receive in connection with these derivative instruments as interest expense and a reclassification of accumulated other comprehensive income or loss for presentation purposes.

The following table reflects the activity in accumulated other comprehensive income or loss related to our derivative instruments during 2023, 2022 and 2021. There were no reclassifications to the Income Statement for any of the periods presented below.

($ in millions)	2023	2022	2021
Derivative Instrument Adjustment, Beginning of Year	$ 13	$ (18)	$ (39)
Other comprehensive (loss) gain before reclassifications	(10)	31	21
Derivative Instrument Adjustment, End of Year	$ 3	$ 13	$ (18)

Senior Notes

Our senior notes include:

- $500 million aggregate principal amount of 6.125% Senior Secured Notes due 2025 issued in 2020 with a maturity date of September 15, 2025 (the "2025 Notes"), of which none was outstanding as of December 31, 2023.

- $350 million aggregate principal amount of 4.750% Senior Unsecured Notes due 2028 issued in 2019 with a maturity date of January 15, 2028 (the "2028 Notes").

- $500 million aggregate principal amount of 4.500% Senior Unsecured Notes due 2029 issued in 2021 with a maturity date of June 15, 2029 (the "2029 Notes").

2025 Notes

The 2025 Notes were pari passu with, and secured by the same collateral as, our Corporate Credit Facility. We paid interest on the 2025 Notes on May 15 and November 15 of each year. We received net proceeds of approximately $493 million from the offering of the 2025 Notes, after deducting offering expenses and the underwriting discount.

During 2021, we redeemed, prior to maturity, $250 million aggregate principal amount of the 2025 Notes pursuant to the terms of the indenture governing the 2025 Notes. In connection with this redemption, we incurred charges of $19 million, inclusive of a redemption premium and the write-off of unamortized debt issuance costs, which was recorded in Gains (losses) and other income (expense), net line on our Income Statement for the year ended December 31, 2021.

During 2023, we redeemed, prior to maturity, the remaining $250 million of the 2025 Notes outstanding pursuant to a redemption notice issued in 2022 and the terms of the indenture governing the 2025 Notes. In connection with this redemption, we incurred charges of $10 million, inclusive of a redemption premium and the write-off of unamortized debt issuance costs, which was recorded in Gains (losses) and other income (expense), net on our Income Statement for the year ended December 31, 2023.

2028 Notes

We issued the 2028 Notes under an indenture with The Bank of New York Mellon Trust Company, N.A., as trustee. We received net proceeds of $346 million from the offering, after deducting the underwriting discount and estimated expenses. We pay interest on the 2028 Notes on March 15 and September 15 of each year. We may redeem some or all of the 2028 Notes prior to maturity under the terms provided in the indenture.

2029 Notes

We issued the 2029 Notes under an indenture with The Bank of New York Mellon Trust Company, N.A., as trustee. We received net proceeds of $493 million from the offering, after deducting the underwriting fees and transaction expenses. We pay interest on the 2029 Notes on June 15 and December 15 of each year. We may redeem some or all of the 2029 Notes prior to maturity under the terms provided in the indenture.

Convertible Notes

2026 Convertible Notes

During 2021, we issued $575 million aggregate principal amount of convertible senior notes (the "2026 Convertible Notes") that bear interest at a rate of 0.00%. The 2026 Convertible Notes mature on January 15, 2026, unless repurchased or converted in accordance with their terms prior to that date.

The conversion rate is subject to adjustment for certain events as described in the indenture governing the notes, and was subject to adjustment as of December 31, 2023 to 6.1576 shares of common stock per $1,000 principal amount of 2026 Convertible Notes (equivalent to a conversion price of $162.40 per share of our common stock), as a result of the dividends we declared since issuance of the 2026 Convertible Notes that were greater than the quarterly dividend we paid when the 2026 Convertible Notes were issued. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election. As of December 31, 2023, the effective interest rate was 0.55%.

The following table shows interest expense information related to the 2026 Convertible Notes.

($ in millions)	2023	2022	2021
Amortization of debt discount[1]	$ —	$ —	$ 22
Amortization of debt issuance costs	3	3	2
	$ 3	$ 3	$ 24

[1] As a result of the adoption of ASU 2020-06 during 2022, we no longer account for the liability and equity components of the convertible notes separately, and we reclassified the conversion feature related to the 2026 Convertible Notes from equity to liabilities. Prior period amounts have not been adjusted to reflect our adoption of ASU 2020-06 under the modified retrospective method. See Footnote 2 "Summary of Significant Accounting Policies" for information on our adoption of ASU 2020-06.

2026 Convertible Note Hedges and Warrants

In connection with the offering of the 2026 Convertible Notes, we concurrently entered into the following privately-negotiated separate transactions: convertible note hedge transactions with respect to our common stock (the "2026 Convertible Note Hedges"), covering a total of 3.5 million shares of our common stock, and warrant transactions ("2026 Warrants"), whereby we sold to the counterparties to the 2026 Convertible Note Hedges warrants to acquire approximately 3.5 million shares of our common stock in each case, as of December 31, 2023. The strike prices of the 2026 Convertible Note Hedges and the 2026 Warrants were subject to adjustment to approximately $162.40 and $203.00 as of December 31, 2023, respectively, and no 2026 Convertible Note Hedges or 2026 Warrants have been exercised.

2027 Convertible Notes

During 2022, we issued $575 million aggregate principal amount of convertible senior notes (the "2027 Convertible Notes") that bear interest at a rate of 3.25%. The 2027 Convertible Notes mature on December 15, 2027, unless earlier repurchased or converted in accordance with their terms prior to that date.

The 2027 Convertible Notes are convertible at a rate of 5.2753 shares of common stock per $1,000 principal amount of 2027 Convertible Notes (equivalent to a conversion price of $189.56 per share of our common stock) as of December 31, 2023. The conversion rate is subject to adjustment for certain events as described in the indenture governing the notes. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election. As of December 31, 2023, the effective interest rate was 3.88%.

The following table shows interest expense information related to the 2027 Convertible Notes.

($ in millions)	2023	2022	2021
Contractual interest expense	$ 19	$ 1	$ —
Amortization of debt issuance costs	3	—	—
	$ 22	$ 1	$ —

2027 Convertible Note Hedges and Warrants

In connection with the offering of the 2027 Convertible Notes, we concurrently entered into the following privately-negotiated separate transactions: convertible note hedge transactions with respect to our common stock (the "2027 Convertible Note Hedges"), covering a total of 3.0 million shares of our common stock, and warrant transactions (the "2027 Warrants"), whereby we sold to the counterparties to the 2027 Convertible Note Hedges warrants to acquire 3.0 million shares of our common stock in each case, as of December 31, 2023. The strike prices of the 2027 Convertible Note Hedges and the 2027 Warrants were $189.56 and $286.13 as of December 31, 2023, respectively, and no 2027 Convertible Note Hedges or 2027 Warrants have been exercised.

Finance Leases

See Footnote 14 "Leases" for information on our finance leases. Non-cash financing activities related to our lease liabilities during 2023, 2022, and 2021, were $108 million, $7 million, and $80 million, respectively.

Security and Guarantees

Amounts borrowed under the Corporate Credit Facility, as well as obligations with respect to letters of credit issued pursuant to the Corporate Credit Facility, are secured by a perfected first priority security interest in substantially all of the assets of the borrowers under, and guarantors of, that facility (which include MVWC and certain of our direct and indirect, existing and future, domestic subsidiaries, excluding certain bankruptcy remote special purpose subsidiaries), subject to certain exceptions. In addition, the Corporate Credit Facility, the 2026 Convertible Notes, the 2027 Convertible Notes, the 2028 Notes, and the 2029 Notes are guaranteed by MVWC and certain of our direct and indirect, existing and future, domestic subsidiaries, excluding bankruptcy remote special purpose subsidiaries.

17. STOCKHOLDERS' EQUITY

Marriott Vacations Worldwide has 100,000,000 authorized shares of common stock, par value of $0.01 per share. At December 31, 2023, there were 75,807,882 shares of Marriott Vacations Worldwide common stock issued, of which 35,319,306 shares were outstanding and 40,488,576 shares were held as treasury stock. At December 31, 2022, there were 75,744,524 shares of Marriott Vacations Worldwide common stock issued, of which 37,481,082 shares were outstanding and 38,263,442 shares were held as treasury stock. Marriott Vacations Worldwide has 2,000,000 authorized shares of preferred stock, par value of $0.01 per share, none of which were issued or outstanding as of December 31, 2023 or December 31, 2022.

Share Repurchase Program

From time to time, with the approval of our Board of Directors, we may undertake programs to purchase shares of our common stock (each, a "Share Repurchase Program"). During the second quarter of 2023, our Board of Directors increased the then-remaining authorization under our previously approved Share Repurchase Program to authorize purchases up to $600 million and extended the term of this program to December 31, 2024. As of December 31, 2023, approximately $439 million remained available for share repurchases under the Share Repurchase Program.

Share repurchases may be made through open market purchases, privately negotiated transactions, block transactions, tender offers, or otherwise. The specific timing, amount and other terms of the repurchases will depend on market conditions, corporate and regulatory requirements, contractual restrictions, and other factors. In connection with the current Share Repurchase Program, we are authorized to adopt one or more plans pursuant to the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The authorization for the current Share Repurchase Program may be suspended, terminated, increased or decreased by our Board of Directors at any time without prior notice. Acquired shares of our common stock are currently held as treasury shares and carried at cost in our Financial Statements.

The Inflation Reduction Act of 2022, which was enacted in August 2022, imposes a 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. For purposes of calculating the excise tax, the fair value of certain share issuances may be netted against the fair market value of stock repurchases during the same taxable year. In 2023, we reflected the applicable excise tax in treasury stock as part of the cost basis of the stock repurchased and recorded a corresponding liability for the excise taxes payable in Accrued liabilities on our Balance Sheet.

The following table summarizes share repurchase activity under our Share Repurchase Program:

($ in millions, except per share amounts)	Number of Shares Repurchased	Cost Basis of Shares Repurchased	Average Price Paid per Share
As of December 31, 2022	22,773,218	$ 2,119	$ 93.06
For the year ended December 31, 2023	2,367,855	286	$ 120.55
As of December 31, 2023	25,141,073	$ 2,405	$ 95.65

Dividends

We declared cash dividends to holders of common stock during the year ended December 31, 2023 as follows. Any future dividend payments will be subject to the restrictions imposed under the agreements covering our debt, and Board approval. There can be no assurance that we will pay dividends in the future.

Declaration Date	Stockholder Record Date	Distribution Date	Dividend per Share
February 16, 2023	March 2, 2023	March 16, 2023	$0.72
May 11, 2023	May 25, 2023	June 8, 2023	$0.72
September 7, 2023	September 21, 2023	October 5, 2023	$0.72
December 7, 2023	December 21, 2023	January 4, 2024	$0.76

Subsequent to the end of 2023, on February 15, 2024, our Board of Directors declared a quarterly dividend of $0.76 per share to be paid on March 14, 2024 to stockholders of record as of February 29, 2024.

18. SHARE-BASED COMPENSATION

We maintain the MVW Equity Plan for the benefit of our officers, directors, and employees. Under the MVW Equity Plan, we are authorized to award: (1) RSUs of our common stock, (2) SARs relating to our common stock, and (3) stock options to purchase our common stock. A total of 1.8 million shares are authorized for issuance pursuant to grants under the MVW Equity Plan. As of December 31, 2023, approximately 1.5 million shares were available for grants under the MVW Equity Plan.

The following table details our share-based compensation expense related to award grants to our officers, directors, and employees:

($ in millions)	2023	2022	2021
Service-based RSUs	$ 29	$ 31	$ 34
Performance-based RSUs	—	3	9
	29	34	43
SARs	2	5	8
	$ 31	$ 39	$ 51

The following table details our deferred compensation costs related to unvested awards:

($ in millions)	At Year-End 2023[1]	At Year-End 2022
Service-based RSUs	$ 22	$ 26
Performance-based RSUs	1	7
	23	33
SARs	1	1
	$ 24	$ 34

[1] As of December 31, 2023, the weighted average remaining term for RSU grants outstanding at year-end 2023 was one to two years and we expect that deferred compensation expense will be recognized over a weighted average period of one to three years.

Restricted Stock Units

We have issued RSUs that vest over time, which we refer to as service-based RSUs, and RSUs that vest based on performance with respect to established criteria, which we refer to as performance-based RSUs.

The following table shows the changes in our outstanding RSUs and the associated weighted average grant-date fair values:

	2023					
	Service-based		Performance-based		Total	
	Number of RSUs	Weighted Average Grant-Date Fair Value Per RSU	Number of RSUs	Weighted Average Grant-Date Fair Value Per RSU	Number of RSUs	Weighted Average Grant-Date Fair Value Per RSU
Outstanding at year-end 2022	728,067	$ 119.39	292,446	$ 117.82	1,020,513	$ 118.94
Granted	203,575	$ 142.15	114,602	$ 144.73	318,177	$ 143.08
Distributed	(260,633)	$ 124.25	—	$ —	(260,633)	$ 124.25
Forfeited	(15,895)	$ 144.67	(214,324)	$ 104.82	(230,219)	$ 107.57
Outstanding at year-end 2023	655,114	$ 123.91	192,724	$ 148.29	847,838	$ 129.45

The weighted average grant-date fair value per RSU granted in 2022 and 2021 was $151.86 and $161.42, respectively. The fair value of the RSUs which vested in 2023, 2022, and 2021 was $36 million, $65 million, and $46 million, respectively. The fair value of the RSUs which vested in 2021 included $3 million related to RSUs converted from ILG equity-based RSUs to MVW equity-based RSUs in the ILG Acquisition.

Stock Appreciation Rights

The following table shows the changes in our outstanding SARs and the associated weighted average exercise prices:

	2023	
	Number of SARs	Weighted Average Exercise Price Per SAR
Outstanding at year-end 2022	689,506	$ 114.32
Granted	37,436	$ 153.10
Exercised	(4,289)	$ 52.09
Forfeited or expired	(2,625)	$ 153.10
Outstanding at year-end 2023[1][2]	720,028	$ 116.56

[1] As of December 31, 2023, outstanding SARs had an aggregate intrinsic value of $3 million and a weighted average remaining term of 5 years.

[2] As of December 31, 2023, 540,034 SARs with a weighted average exercise price of $104.13, an aggregate intrinsic value of $3 million and a weighted average remaining contractual term of 4 years were exercisable.

The weighted average grant-date fair value per SAR granted in 2023, 2022, and 2021 was $58.50, $59.68, and $70.66, respectively. The SARS which vested in 2023 did not have any intrinsic value. The intrinsic value of SARs which vested in 2022 and 2021 was $2 million and $5 million, respectively. The aggregate intrinsic value of SARs which were exercised in 2023, 2022, and 2021 was less than $1 million, $1 million, and $14 million, respectively.

We use the Black-Scholes model to estimate the fair value of the SARs granted. The expected stock price volatility was calculated based on the average of the historical and implied volatility of our stock price. The average expected life was calculated using the simplified method, as we have insufficient historical information to provide a basis for estimating average expected life. The risk-free interest rate was calculated based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The dividend yield assumption listed below is based on the expectation of future payouts.

The following table outlines the assumptions used to estimate the fair value of grants in 2023, 2022, and 2021:

	2023	2022	2021
Expected volatility	40.47%	42.86%	48.35%
Dividend yield	1.87%	1.53%	1.48%
Risk-free rate	4.07%	1.77%	0.97%
Expected term (in years)	6.25	6.25	6.25

19. VARIABLE INTEREST ENTITIES

Variable Interest Entities Related to Our Vacation Ownership Notes Receivable Securitizations

We periodically securitize, without recourse, through bankruptcy remote special purpose entities, notes receivable originated in connection with the sale of vacation ownership products. These vacation ownership notes receivable securitizations provide funding for general corporate purposes. In a vacation ownership notes receivable securitization, several classes of debt securities issued by a special purpose entity are generally collateralized by a single pool of transferred assets, which consist of vacation ownership notes receivable. With each vacation ownership notes receivable securitization, we may retain all or a portion of the securities that are issued, and certain residual interests.

We created these bankruptcy remote special purpose entities to serve as a mechanism for holding assets and related liabilities, and the entities have no equity investment at risk, making them VIEs. We continue to service the vacation ownership notes receivable, transfer all proceeds collected to these special purpose entities, and retain rights to receive benefits that are potentially significant to the entities. Accordingly, we concluded that we are the entities' primary beneficiary and, therefore, consolidate them. There is no noncontrolling interest balance related to these entities and the creditors of these entities do not have general recourse to us.

The following table shows consolidated assets, which are collateral for the obligations of these VIEs, and consolidated liabilities included on our Balance Sheet at December 31, 2023:

($ in millions)	Vacation Ownership Notes Receivable Securitizations		Warehouse Credit Facility		Total	
Consolidated Assets						
Vacation ownership notes receivable, net of reserves	$	1,752	$	160	$	1,912
Interest receivable		14		1		15
Restricted cash		67		12		79
Total	$	1,833	$	173	$	2,006
Consolidated Liabilities						
Interest payable	$	3	$	1	$	4
Securitized debt		1,971		150		2,121
Total	$	1,974	$	151	$	2,125

The following table shows the interest income and expense recognized as a result of our involvement with these VIEs during 2023:

($ in millions)	Vacation Ownership Notes Receivable Securitizations		Warehouse Credit Facility		Total	
Interest income	$	243	$	33	$	276
Interest expense	$	68	$	14	$	82
Debt issuance cost amortization	$	9	$	2	$	11
Administrative expenses	$	1	$	—	$	1

The following table shows cash flows between us and the vacation ownership notes receivable securitization VIEs:

($ in millions)	2023	2022
Cash Inflows		
Net proceeds from vacation ownership notes receivable securitizations	$ 841	$ 627
Principal receipts	510	563
Interest receipts	240	234
Reserve release	49	154
Total	1,640	1,578
Cash Outflows		
Principal payments	(508)	(556)
Voluntary repurchases of defaulted vacation ownership notes receivable, net	(118)	(94)
Voluntary clean-up call	(51)	(60)
Interest payments	(70)	(46)
Funding of restricted cash	(48)	(97)
Total	(795)	(853)
Net Cash Flows	$ 845	$ 725

The following table shows cash flows between us and the Warehouse Credit Facility VIE:

($ in millions)	2023	2022
Cash Inflows		
Proceeds from vacation ownership notes receivable securitizations	$ 642	$ 397
Principal receipts	54	19
Interest receipts	31	10
Reserve release	11	1
Total	738	427
Cash Outflows		
Principal payments	(39)	(8)
Voluntary repurchases of defaulted vacation ownership notes receivable, net	(5)	—
Repayment of Warehouse Credit Facility	(610)	(227)
Interest payments	(14)	(3)
Funding of restricted cash	(21)	(6)
Total	(689)	(244)
Net Cash Flows	$ 49	$ 183

Under the terms of our vacation ownership notes receivable securitizations, we have the right to substitute loans for, or repurchase, defaulted loans at our option, subject to certain limitations. We made voluntary repurchases of defaulted vacation ownership notes receivable, net of substitutions, of $123 million during 2023, $94 million during 2022 and $99 million during 2021. We also made voluntary repurchases of $774 million, $338 million and $200 million of other non-defaulted vacation ownership notes receivable during 2023, 2022 and 2021, respectively, to retire previous vacation ownership notes receivable securitizations. Our maximum exposure to potential loss relating to the special purpose entities that purchase, sell, and own these vacation ownership notes receivable is the overcollateralization amount (the difference between the loan collateral balance and the balance of the outstanding vacation ownership notes receivable), plus cash reserves and any residual interest in future cash flows from collateral.

Other Variable Interest Entities

We have a commitment to purchase a property located in Waikiki, Hawaii. The property is held by a VIE for which we are not the primary beneficiary. We do not control the decisions that most significantly impact the economic performance of the entity during construction. Further, our purchase commitment is generally contingent upon the property being redeveloped to our brand standards. Accordingly, we have not consolidated the VIE. We expect to acquire the property over time and as of December 31, 2023, we expect to make payments for the property as follows: $112 million in 2024, $82 million in 2025, and $41 million in 2026. As of December 31, 2023, our Balance Sheet reflected $2 million in Accounts and contracts receivable, including a note receivable of less than $1 million, $4 million in Property and equipment, net and $1 million in Accrued liabilities. We believe that our maximum exposure to loss as a result of our involvement with this VIE is approximately $5 million as of December 31, 2023. Subsequent to the end of 2023, we fulfilled our outstanding commitment to purchase retail space for $48 million. We have an agreement to sell the retail space to a third party, at cost, upon completion of construction, which we expect to occur in the second half of 2024.

20. BUSINESS SEGMENTS

We define our reportable segments based on the way in which the chief operating decision maker ("CODM"), currently our president and chief executive officer, manages the operations of the Company for purposes of allocating resources and assessing performance. We operate in two operating and reportable business segments:

- Vacation Ownership includes a diverse portfolio of resorts that includes some of the world's most iconic brands licensed under exclusive, long-term relationships. We are the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club, Grand Residences by Marriott, Sheraton Vacation Club, Westin Vacation Club, and Hyatt Vacation Club brands, as well as under Marriott Vacation Club Pulse, an extension of the Marriott Vacation Club brand. We are also the exclusive worldwide developer, marketer and seller of vacation ownership and related products under The Ritz-Carlton Club brand, and we have the non-exclusive right to develop, market and sell whole ownership residential products under The Ritz-Carlton Residences brand. We also have a license to use the St. Regis brand for specified fractional ownership products.

- Our Vacation Ownership segment generates most of its revenues from four primary sources: selling vacation ownership products; managing vacation ownership resorts, clubs, and owners' associations; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory.

- Exchange & Third-Party Management includes an exchange network and membership programs, as well as provision of management services to other resorts and lodging properties. We provide these services through our Interval International and Aqua-Aston businesses. Exchange & Third-Party Management revenue generally is fee-based and derived from membership, exchange, and rental transactions, property and owners' association management, and other related products and services. VRI Americas was part of the Exchange & Third-Party Management segment through the date of sale in April 2022. See Footnote 3 "Acquisitions and Dispositions" for more information on the disposition of VRI Americas.

Our CODM evaluates the performance of our segments based primarily on the results of the segment without allocating corporate expenses or income taxes. We do not allocate corporate interest expense or indirect general and administrative expenses to our segments. We include interest income specific to segment activities within the appropriate segment. We allocate depreciation and amortization, other gains and losses, equity in earnings or losses from our joint ventures, and noncontrolling interest to each of our segments as appropriate. Corporate and other represents that portion of our results that are not allocable to our segments, including those relating to consolidated owners' associations, as our CODM does not use this information to make operating segment resource allocations.

Our CODM uses Adjusted Earnings before Interest Expense, Taxes, Depreciation and Amortization ("Adjusted EBITDA") to evaluate the profitability of our operating segments, and the components of net income or loss attributable to common stockholders excluded from Adjusted EBITDA are not separately evaluated. Adjusted EBITDA is defined as net income or loss attributable to common stockholders, before interest expense (excluding consumer financing interest expense associated with term securitization transactions), income taxes, depreciation and amortization, excluding share-based compensation expense and adjusted for certain items that affect the comparability of our operating performance.

Our reconciliation of the aggregate amount of Adjusted EBITDA for our reportable segments to consolidated net income or loss attributable to common stockholders is presented below.

Revenues

($ in millions)	2023	2022	2021
Vacation Ownership	$ 4,468	$ 4,342	$ 3,539
Exchange & Third-Party Management	262	291	320
Total segment revenues	4,730	4,633	3,859
Consolidated Property Owners' Associations	(3)	23	31
	$ 4,727	$ 4,656	$ 3,890

Adjusted EBITDA and Reconciliation to Net Income Attributable to Common Stockholders

($ in millions)	2023	2022	2021
Adjusted EBITDA Vacation Ownership	$ 883	$ 1,033	$ 699
Adjusted EBITDA Exchange & Third-Party Management	130	148	144
Reconciling items:			
Corporate and other	(252)	(215)	(186)
Interest expense, net	(145)	(118)	(164)
Tax provision	(146)	(191)	(74)
Depreciation and amortization	(135)	(132)	(146)
Share-based compensation expense	(31)	(39)	(51)
Certain items	(50)	(95)	(173)
Net income attributable to common stockholders	$ 254	$ 391	$ 49

Depreciation and Amortization

($ in millions)	2023	2022	2021
Vacation Ownership	$ 93	$ 92	$ 89
Exchange & Third-Party Management	31	31	48
Total segment depreciation and amortization	124	123	137
Corporate and other	11	9	9
	$ 135	$ 132	$ 146

Assets

($ in millions)	At December 31, 2023	At December 31, 2022
Vacation Ownership	$ 8,167	$ 8,037
Exchange & Third-Party Management	813	865
Total segment assets	8,980	8,902
Corporate and other	700	737
	$ 9,680	$ 9,639

Capital Expenditures (including inventory)

($ in millions)	2023	2022	2021
Vacation Ownership	$ 171	$ 182	$ 296
Exchange & Third-Party Management	—	—	3
Total segment capital expenditures	171	182	299
Corporate and other	63	33	(2)
	$ 234	$ 215	$ 297

Revenues Excluding Cost Reimbursements

($ in millions)	2023	2022	2021
United States	$ 2,722	$ 2,886	$ 2,499
All other countries	444	403	263
	$ 3,166	$ 3,289	$ 2,762

Property and Equipment, net

($ in millions)	At December 31, 2023	At December 31, 2022
United States	$ 1,103	$ 969
All other countries	157	170
	$ 1,260	$ 1,139

21. IMPAIRMENT AND RESTRUCTURING

Impairment

We incurred total impairment charges during 2023, 2022, and 2021 as follows:

($ in millions)	2023	2022	2021
Lease	$ 16	$ —	$ —
Equity method investment	8	—	3
Investment in management contract	4	—	—
Hotel	2	—	—
Property & equipment	2	2	—
	$ 32	$ 2	$ 3

Lease Impairment

See Footnote 14 "Leases" for information on the impairment of our right-to-use operating lease asset.

Restructuring Costs

During 2023, we realigned our management structure and made additional headcount reductions, resulting in severance costs of $6 million associated with the elimination of certain positions, of which $5 million was accrued on our Balance Sheet as of December 31, 2023.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, we evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), and management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature, can provide only reasonable assurance about management's control objectives. Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving the desired control objectives. However, you should note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Based upon the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective and operating to provide reasonable assurance that we record, process, summarize and report the information we are required to disclose in the reports that we file or submit under the Exchange Act within the time periods specified in the rules and forms of the SEC, and to provide reasonable assurance that we accumulate and communicate such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). We have set forth management's annual report on internal control over financial reporting and the independent registered public accounting firm's report on the effectiveness of our internal control over financial reporting in Part II, Item 8 of this Annual Report, and we incorporate those reports by reference.

Changes in Internal Control Over Financial Reporting

We made no changes in our internal control over financial reporting during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

(c) Trading Plans

During the quarter ended December 31, 2023, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

As described below, we incorporate by reference in this Annual Report certain information appearing in the Proxy Statement that we will furnish to our stockholders for our 2024 Annual Meeting of Stockholders (the "Proxy Statement").

Item 10.   Directors, Executive Officers and Corporate Governance

Our Proxy Statement will be filed with the SEC in connection with our 2024 Annual Meeting of Stockholders. Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3) to Form 10-K. Information required by Item 10 of Form 10-K relating to directors is incorporated by reference to the material captioned "Report on the Board of Directors and its Committees" in our Proxy Statement.

Code of Conduct

Our Board of Directors has adopted a code of conduct, our Business Conduct Guide, that applies to all of our directors, officers, and associates, including our Chief Executive Officer, Principal Financial Officer, and Chief Accounting Officer. Our Business Conduct Guide is available in the Investor Relations section of our website (marriottvacationsworldwide.com) and is accessible by clicking on "Corporate Governance." Any amendments to our Business Conduct Guide and any grant of a waiver from a provision of our Business Conduct Guide requiring disclosure under applicable SEC rules may be disclosed at the same location as the Business Conduct Guide in the Investor Relations section of our website located at marriottvacationsworldwide.com within four business days following the date of the amendment or waiver or on a Current Report on Form 8-K.

Item 11.   Executive Compensation

We incorporate this information by reference to the "Executive and Director Compensation" and "Compensation Committee Interlocks and Insider Participation" sections of our Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We incorporate this information by reference to the "Securities Authorized for Issuance Under Equity Compensation Plans" and "Stock Ownership" sections of our Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

We incorporate this information by reference to the "Transactions with Related Persons" and "Director Independence" sections of our Proxy Statement.

Item 14.   Principal Accountant Fees and Services

We incorporate this information by reference to the "Independent Registered Public Accounting Firm Fee Disclosure" and "Pre-Approval of Independent Auditor Fees and Services Policy" sections of our Proxy Statement.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

The following are filed as part of this Annual Report:

(1) Financial Statements

   We include this portion of Item 15 under Part II, Item 8 of this Annual Report.

(2) Financial Statement Schedules

   We include the financial statement schedules required by the applicable accounting regulations of the SEC in the notes to our consolidated financial statements and incorporate that information in this Item 15 by reference.

(3) Exhibits

   All documents referenced below are being filed as a part of this Annual Report, unless otherwise noted.

Exhibit Number	Description	Filed Herewith	Incorporation By Reference From		
			Form	Exhibit	Date Filed
2.1	Separation and Distribution Agreement, entered into on November 17, 2011, among Marriott International, Inc., Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc., Marriott Resorts Hospitality Corporation, MVCI Asia Pacific Pte. Ltd. and MVCO Series LLC		8-K	2.1	11/22/2011
2.2	Agreement and Plan of Merger, dated as of April 30, 2018, by and among Marriott Vacations Worldwide Corporation, ILG, Inc., Ignite Holdco, Inc., Ignite Holdco Subsidiary, Inc., Volt Merger Sub LLC[1]		8-K	2.1	5/1/2018

Exhibit Number	Description	Filed Herewith	Incorporation By Reference From		
			Form	Exhibit	Date Filed
2.3	Agreement and Plan of Merger by and among Marriott Vacations Worldwide Corporation, Sommelier Acquisition Corp., Champagne Resorts, Inc., Welk Hospitality Group, Inc. and the Shareholder Representative, dated as of January 26, 2021		8-K	2.1	1/26/2021
3.1	Second Restated Certificate of Incorporation of Marriott Vacations Worldwide Corporation		8-K	3.2	5/15/2023
3.2	Restated Bylaws of Marriott Vacations Worldwide Corporation (effective May 12, 2023)		10-Q	3.3	8/4/2023
4.1	Form of certificate representing shares of common stock, par value $0.01 per share, of Marriott Vacations Worldwide Corporation		10	4.1	10/14/2011
4.2	Indenture, dated as of October 1, 2019, by and among Marriott Ownership Resorts, Inc., Marriott Vacations Worldwide Corporation, as guarantor, the other guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee		8-K	4.1	10/1/2019
4.3	Form of 4.750% Senior Notes due 2028 (included as Exhibit A to Exhibit 4.2 above)		8-K	4.2	10/1/2019
4.4	Registration Rights Agreement, dated as of October 1, 2019, by and among Marriott Ownership Resorts, Inc., Marriott Vacations Worldwide Corporation, as guarantor, the other guarantors party thereto and J.P. Morgan Securities LLC		8-K	4.3	10/1/2019
4.5	Indenture, dated as of February 2, 2021, by and among Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc. and the other guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee		8-K	4.1	2/3/2021
4.6	Form of 0.00% Convertible Senior Note due 2026 (included as Exhibit A to Exhibit 4.5 above)		8-K	4.1	2/3/2021
4.7	Indenture, dated as of June 21, 2021, by and among Marriott Ownership Resorts, Inc., Marriott Vacations Worldwide Corporation, as guarantor, the other guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee		8-K	4.1	6/22/2021
4.8	Form of 4.500% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.7 above)		8-K	4.2	6/22/2021
4.9	Indenture, dated as of December 8, 2022, by and among Marriott Vacations Worldwide Corporation, as issuer, Marriott Ownership Resorts, Inc. and the other guarantors party thereto from time to time and The New York Bank of Mellon Trust Company, N.A., as trustee		8-K	4.1	12/8/2022
4.10	Form of 3.25% Convertible Senior Notes due 2027 (included as Exhibit A to Exhibit 4.10 above)		8-K	4.2	12/8/2022
4.11	Description of Registered Securities		10-K	4.16	3/2/2020
10.1	License, Services, and Development Agreement, entered into on November 17, 2011, among Marriott International, Inc., Marriott Worldwide Corporation, Marriott Vacations Worldwide Corporation and the other signatories thereto		8-K	10.1	11/22/2011
10.2	Letter Agreement, dated as of February 21, 2013, between Marriott International, Inc. and Marriott Vacations Worldwide Corporation, supplementing the License, Services, and Development Agreement		10-Q	10.1	4/25/2013
10.3	Letter Agreement, dated May 9, 2016, among Marriott Vacations Worldwide Corporation, Marriott Worldwide Corporation and Marriott International, Inc. relating to the License, Services, and Development Agreement		10-Q	10.3	7/21/2016

Exhibit Number	Description	Filed Herewith	Incorporation By Reference From		
			Form	Exhibit	Date Filed
10.4	First Amendment to License, Services, and Development Agreement, dated as of February 26, 2018, among Marriott International, Inc., Marriott Worldwide Corporation, Marriott Vacations Worldwide Corporation and the other signatories thereto		10-K	10.4	2/27/2018
10.5	Amended and Restated Side Letter Agreement, dated as of February 26, 2018 by among Marriott International, Inc., Marriott Worldwide Corporation, Marriott Rewards, LLC, Marriott Vacations Worldwide Corporation and Marriott Ownership Resorts, Inc.†		10-K	10.5	2/27/2018
10.6	Letter Agreement, effective as of January 1, 2022, between Marriott International, Inc., Marriott Worldwide Corporation, Marriott Vacations Worldwide Corporation, Starwood Hotels & Resorts Worldwide, LLC, Marriott Ownership Resorts, Inc., Vistana Signature Experiences, Inc. and ILG, LLC		10-K	10.6	3/1/2022
10.7	Marketing Track Amendment, dated as of May 19, 2022, to the Marriott License, Services and Development Agreement for Marriott Projects dated November 19, 2011, by and among Marriott International, Inc., Marriott Worldwide Corporation, and Marriott Vacations Worldwide Corporation		10-Q	10.3	8/9/2022
10.8	License, Services, and Development Agreement, entered into on November 17, 2011, among The Ritz-Carlton Hotel Company, L.L.C., Marriott Vacations Worldwide Corporation and the other signatories thereto		8-K	10.2	11/22/2011
10.9	First Amendment to License, Services, and Development Agreement, dated as of February 26, 2018, among The Ritz-Carlton Hotel Company, L.L.C., Marriott Vacations Worldwide Corporation and the other signatures thereto		10-K	10.7	2/27/2018
10.10	Employee Benefits and Other Employment Matters Allocation Agreement, entered into on November 17, 2011, between Marriott International, Inc. and Marriott Vacations Worldwide Corporation		8-K	10.3	11/22/2011
10.11	Tax Sharing and Indemnification Agreement, entered into on November 17, 2011, between Marriott International, Inc. and Marriott Vacations Worldwide Corporation		8-K	10.4	11/22/2011
10.12	Amendment, dated August 2, 2012, between Marriott International, Inc. and Marriott Vacations Worldwide Corporation, to the Tax Sharing and Indemnification Agreement		10-Q	10.1	10/18/2012
10.13	Marriott Bonvoy Affiliation Agreement, dated as of November 10, 2021, by and among Marriott International, Inc., Marriott Rewards, LLC, Marriott Vacations Worldwide Corporation and Marriott Ownership Resorts, Inc.		10-K	10.14	3/1/2022
10.14	Termination of Noncompetition Agreement, dated as of February 26, 2018, between Marriott International, Inc. and Marriott Vacations Worldwide Corporation		10-K	10.14	2/27/2018
10.15	Marriott Vacations Worldwide Corporation Amended and Restated Stock and Cash Incentive Plan*		10-K	10.14	2/23/2017
10.16	Form of Restricted Stock Unit Agreement – Marriott Vacations Worldwide Corporation Stock and Cash Incentive Plan*		8-K	10.1	12/9/2011
10.17	Form of Stock Appreciation Right Agreement – Marriott Vacations Worldwide Corporation Stock and Cash Incentive Plan*		8-K	10.2	12/9/2011
10.18	Form of Performance Unit Award Agreement – Marriott Vacations Worldwide Corporation Stock and Cash Incentive Plan*		8-K	10.1	3/16/2012

Exhibit Number	Description	Filed Herewith	Incorporation By Reference From		
			Form	Exhibit	Date Filed
10.19	Form of Non-Employee Director Share Award Confirmation[1]		10-Q	10.3	8/4/2023
10.20	Form of Non-Employee Director Stock Appreciation Right Award Agreement[1]		10-Q	10.4	8/4/2023
10.21	Form of Director Stock Unit Agreement[1]		10-Q	10.5	8/4/2023
10.22	Form of Stock Appreciation Right Agreement - Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan*		10-K	10.22	2/27/2023
10.23	Form of Restricted Stock Unit Agreement - Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan*		10-K	10.23	2/27/2023
10.24	Form of Performance Unit Agreement - Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan*		10-K	10.24	2/27/2023
10.25	Marriott Vacations Worldwide Corporation Change in Control Severance Plan*	X			
10.26	Form of Participation Agreement for Change in Control Severance Plan*		10-K	10.26	2/27/2023
10.27	Marriott Vacations Worldwide Corporation Deferred Compensation Plan Revised July 29, 2022*		10-Q	10.4	8/9/2022
10.28	Marriott Vacations Worldwide Corporation Executive Long-Term Disability Plan*		10-K	10.21	2/26/2015
10.29	Marriott Vacations Worldwide Corporation Employee Stock Purchase Plan*		8-K	10.1	6/11/2015
10.30	Credit Agreement, dated as of August 31, 2018, among Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent		8-K	4.9	9/5/2018
10.31	Amendment No. 1 to Credit Agreement, dated as of December 3, 2019, among Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc., Interval Acquisition Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent		10-K	10.38	3/2/2020
10.32	Amendment No. 2 to Credit Agreement dated as of April 27, 2023, among Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc., and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent		10-Q	10.2	8/4/2023
10.33	Incremental Facility Amendment, dated as of March 31, 2022, by and among Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the incremental lenders party thereto		8-K	10.1	4/6/2022
10.34	Joinder Agreement, dated as of September 1, 2018, among Interval Acquisition Corp. and JPMorgan Chase Bank, N.A.		8-K	4.10	9/5/2018
10.35	Deferred Compensation Plan for Non-Employee Directors*		S-1[2]	10.12	8/1/2018
10.36	Interval Leisure Group, Inc. 2013 Stock and Incentive Compensation Plan, as amended*		S-8[2]	10.1	8/5/2016
10.37	Form of Terms and Conditions for Annual RSU Awards under the Interval Leisure Group, Inc. 2013 Stock and Incentive Compensation Plan*		10-Q[2]	10.1	5/8/2014
10.38	Employee Matters Agreement, dated as of October 27, 2015 among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc., as amended		8-K[2]	10.6	5/12/2016

Exhibit Number	Description	Filed Herewith	Incorporation By Reference From		
			Form	Exhibit	Date Filed
10.39	License, Services and Development Agreement, dated as of May 11, 2016, among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.		8-K[2]	10.1	5/12/2016
10.40	Tax Matters Agreement, dated as of May 11, 2016, among Interval Leisure Group, Inc., Starwood Hotels & Resorts Worldwide, Inc. and Vistana Signature Experiences, Inc.		8-K[2]	10.3	5/12/2016
10.41	Termination of Noncompetition Agreement, effective September 1, 2018, between Starwood Hotels & Resorts Worldwide, LLC (formerly Starwood Hotels & Resorts Worldwide, Inc.) and Vistana Signatures Experiences, Inc.		8-K	10.2	9/20/2018
10.42	Letter of Agreement, effective September 1, 2018, among Marriott Vacations Worldwide Corporation, Marriott Ownership Resorts, Inc., Vistana Signatures Experiences, Inc., ILG, LLC, Marriott International, Inc., Marriott Worldwide Corporation, Marriott Rewards, LLC and Starwood Hotels & Resorts Worldwide, LLC		8-K	10.1	9/20/2018
10.43	Amendment No. 2 to the Interval Leisure Group, Inc. 2013 Stock and Incentive Compensation Plan, dated February 25, 2018*		10-Q[2]	10.2	5/4/2018
10.44	2020 Amended and Restated Employment Agreement between Marriott Vacations Worldwide Corporation and Jeanette E. Marbert*	X			
10.45	2020 Salary Reduction Agreement between Marriott Vacations Worldwide Corporation and Jeanette E. Marbert*	X			
10.46	Amended and Restated Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan		10-Q	10.6	11/3/2023
10.47	Form of Call Option Transaction Confirmation		8-K	10.1	2/3/2021
10.48	Form of Warrant Confirmation		8-K	10.2	2/3/2021
10.49	Form of Base Call Option Transaction Confirmation		8-K	10.1	12/8/2022
10.50	Form of Base Warrant Confirmation		8-K	10.2	12/8/2022
10.51	Umbrella IP Amendment, dated as of March 4, 2022, to the Marriott License, Services and Development Agreement for Marriott Projects dated November 19, 2011, by and among Marriott International, Inc., Marriott Worldwide Corporation, and Marriott Vacations Worldwide Corporation		10-Q	10.2	5/9/2022
10.52	Form of Stock Appreciation Right Agreement - Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan*	X			
10.53	Form of Restricted Stock Unit Agreement - Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan*	X			
10.54	Form of Performance Unit Agreement - Marriott Vacations Worldwide Corporation 2020 Equity Incentive Plan*	X			
21.1	Subsidiaries of Marriott Vacations Worldwide Corporation	X			
22.1	List of the Issuer and its Guarantor Subsidiaries	X			
23.1	Consent of Ernst & Young LLP	X			
24.1	Powers of Attorney (included on the signature pages hereto)	X			
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	X			
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	X			
32.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished			

Exhibit Number	Description	Filed Herewith	Incorporation By Reference From		
			Form	Exhibit	Date Filed
32.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		Furnished		
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	X			
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL) includes: (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to Consolidated Financial Statements				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

*   Management contract or compensatory plan or arrangement.

†   Portions of this exhibit were redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted portions of this exhibit have been filed with the Securities and Exchange Commission.

(1)   Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplemental copies to the SEC of any omitted schedule upon request by the SEC.

(2)   Filing made by ILG, LLC under SEC File No. 001-34062.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

Date: February 27, 2024

By: /s/ John E. Geller, Jr.
_____
John E. Geller, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, John E. Geller, Jr., Jason P. Marino, and James H Hunter, IV, and each one of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons on our behalf in the capacities and on the date indicated above.

Principal Executive Officer:

/s/ John E. Geller, Jr.
_____
John E. Geller, Jr.

President, Chief Executive Officer and Director

Principal Financial Officer:

/s/ Jason P. Marino
_____
Jason P. Marino

Executive Vice President and Chief Financial Officer

Principal Accounting Officer:

/s/ Kathleen A. Pighini
_____
Kathleen A. Pighini

Senior Vice President, Corporate Controller and Chief Accounting Officer

Directors:

/s/ William J. Shaw	/s/ Jonice M. Gray
William J. Shaw, Director, Chairman	Jonice M. Gray, Director
/s/ C.E. Andrews	/s/ Melquiades R. Martinez
C.E. Andrews, Director	Melquiades R. Martinez, Director
/s/ Lizanne Galbreath	/s/ William W. McCarten
Lizanne Galbreath, Director	William W. McCarten, Director
/s/ Mary E. Galligan	/s/ Dianna F. Morgan
Mary E. Galligan, Director	Dianna F. Morgan, Director
/s/ Raymond L. Gellein, Jr.	/s/ Stephen R. Quazzo
Raymond L. Gellein, Jr., Director	Stephen R. Quazzo, Director

MARRIOTT VACATIONS WORLDWIDE℠

BOARD OF DIRECTORS

William J. Shaw
Chairman of the Board

John E. Geller, Jr.
President and
Chief Executive Officer

Charles E. "C.E." Andrews
Former Chief Executive Officer
MorganFranklin Consulting

Lizanne Galbreath
Managing Partner
Galbreath & Company

Mary E. Galligan
Former Managing Director
Deloitte

Raymond L. Gellein, Jr.
Former Chairman of the Board,
Chief Executive Officer and President
Strategic Hotels & Resorts, Inc.

Jonice M. Gray
Partner
Paul Hastings, LLP

Melquíades R. Martínez
Former Chairman of the Southeast
U.S. and Latin America
JPMorgan Chase & Co.

William W. McCarten
Chairman of the Board
DiamondRock Hospitality Company

Dianna F. Morgan
Former Senior Vice President
Walt Disney World Company

Stephen R. Quazzo
Co-Founder, Chief Executive Officer
Pearlmark Real Estate, LLC

EXECUTIVE LEADERSHIP

John E. Geller, Jr.†
President and
Chief Executive Officer

Jason P. Marino†
Executive Vice President and
Chief Financial Officer

Marcos Agostini
Executive Vice President and
Managing Director
Interval International

Raman T. Bukkapatnam†
Executive Vice President and
Chief Information Officer

Stephanie S. Butera†
Executive Vice President and
Chief Operating Officer
Hyatt Vacation Ownership

John D. Fitzgerald
Executive Vice President and
Chief Marketing & Sales Officer

Lori M. Gustafson†
Executive Vice President and
Chief Membership &
Commercial Services Officer

James H Hunter, IV†
Executive Vice President and
General Counsel

Jeanette E. Marbert†
President, Exchange and
Third-Party Management

Brian E. Miller†
President, Vacation Ownership

Michael E. Yonker†
Executive Vice President and
Chief Human Resources &
Global Communications Officer

INVESTOR RELATIONS

Neal Goldner
Vice President
Investor Relations

CORPORATE PUBLIC RELATIONS

Cameron Klaus
Vice President
Global Communications

TRANSFER AGENT

Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
866-429-5244 (toll-free)
201-680-6578

CORPORATE INFORMATION

Marriott Vacations Worldwide
7812 Palm Parkway
Orlando, Florida 32836
marriottvacationsworldwide.com
407-206-6000



† Executive officer as defined under the
Securities Exchange Act of 1934.



       

